Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

NABORS INDUSTRIES LTD.,

NABORS SUBA CORPORATION,

PARKER DRILLING COMPANY,

and

STOCKHOLDER REPRESENTATIVE

Dated as of October 14, 2024

TABLE OF CONTENTS

Page

Article I DEFINITIONS AND INTERPRETATIONS		2
1.1	Definitions	2
1.2	Interpretations	2

Article II THE MERGER; CLOSING		2
2.1	The Merger	2
2.2	Effect of the Merger	2
2.3	Organizational Documents of the Surviving Entity	3
2.4	Directors and Officers of the Surviving Entity	3
2.5	Merger Consideration	3
2.6	Conversion of Shares	4
2.7	Treatment of Company Awards	5
2.8	Dissenting Shares	6
2.9	Closing of Transfer Books	7
2.10	Closing	7
2.11	Payments and Issuances	7
2.12	Other Deliveries and Actions at Closing	9
2.13	Consideration Adjustment	10
2.14	Exchange Fund; Letters of Transmittal	14
2.15	Distributions with Respect to Unexchanged Shares of Company Common Stock	15
2.16	Merger Consideration Schedule	16

Article III REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY GROUP		16
3.1	Organization; Qualification; Corporate Records	16
3.2	Authority; Enforceability	17
3.3	Non-Contravention	18
3.4	Consents and Approvals	18
3.5	Capitalization	18
3.6	Subsidiaries	19
3.7	Compliance with Law	19
3.8	Real Property	21
3.9	Title to and Sufficiency of Assets; Personal Property Leases	22
3.10	Financial Statements; Accountants; Intercompany Obligations	23
3.11	Absence of Certain Changes	25
3.12	Environmental Matters	25
3.13	Material Contracts	27
3.14	Proceedings; Orders	30
3.15	Permits	30
3.16	Taxes	30
3.17	Company Employee Benefits	32
3.18	Labor Matters	35
3.19	Affiliated Transactions	36
3.20	Insurance Coverage	37
3.21	Intellectual Property and Data Privacy	37
3.22	Customers and Suppliers	39
3.23	Accounts and Notes Receivable and Payable	40
3.24	Product and Service Liability and Warranty	40
3.25	Bonds	41

i

3.26	CARES Act and PPP Loan	41
3.27	Bank Accounts	41
3.28	Brokers’ Fee	41
3.29	Anti-Takeover Statutes	41
3.30	No Other Representations	41

Article IV REPRESENTATIONS AND WARRANTIES OF THE PARENT AND the MERGER SUB		41
4.1	Organization; Qualification	42
4.2	Authority; Enforceability	42
4.3	Non-Contravention	43
4.4	Consents and Approvals	43
4.5	Committee on Foreign Investment in the United States	43
4.6	Capitalization	43
4.7	Parent SEC Reports	44
4.8	Compliance with Law	45
4.9	Labor and Employment Matters	46
4.10	Business Conduct of the Merger Sub	46
4.11	Parent Employee Benefits	46
4.12	Environmental Matters	47
4.13	Proceedings; Orders	47
4.14	Investments	48
4.15	Brokers’ Fee	48
4.16	No Other Representations	48

Article V COVENANTS OF THE PARTIES		48
5.1	Conduct of the Company Group’s Business	48
5.2	Conduct of the Parent’s Business	52
5.3	Access to Information	53
5.4	Third Party Consents	53
5.5	Government Approvals	54
5.6	R&W Insurance Policy	55
5.7	Further Assurances	56
5.8	Public Statements	56
5.9	Non-Solicitation	56
5.10	No Change of Recommendation	57
5.11	Preservation of Records	58
5.12	Terminations	58
5.13	Resignation of Officers, Directors, Managers and Employees	58
5.14	Indemnification Provisions	58
5.15	D&O Tail Policy	59
5.16	Tax Matters	59
5.17	Employee Matters	60
5.18	Listing	61
5.19	Requisite Vote	61
5.20	Joint Proxy Statement/Prospectus; Registration Statement	62
5.21	Cooperation	65
5.22	401(k)Plan Matters	66
5.23	Barge Rig Proceeds	66
5.24	Current Balance Sheet	66
5.25	Section 280(G) Matters	67
5.26	Second Lien Term Loan; ABL Loan	67

Article VI CONDITIONS TO CLOSING		68
6.1	Conditions to Obligations of Each Party	68
6.2	Conditions to Obligations of the Parent and the Merger Sub	68
6.3	Conditions to Obligations of the Company	70
6.4	Frustration of Closing Conditions	70

Article VII TERMINATION RIGHTS		71
7.1	Termination Rights	71
7.2	Effect of Termination	73

Article VIII Survival; Exclusive Remedy		74
8.1	Survival	74
8.2	Exclusive Remedy	74
8.3	Set-Off	75

Article IX GENERAL PROVISIONS		75
9.1	Governing Law	75
9.2	Consent to Jurisdiction	75
9.3	Waiver of Jury Trial	75
9.4	Specific Performance	76
9.5	Expenses	76
9.6	Complete Agreement; Amendments and Waivers	76
9.7	Notices	76
9.8	Assignment	78
9.9	Third Party Beneficiaries	78
9.10	Severability	78
9.11	Representation by Counsel	79
9.12	Waiver of Conflicts and Privileged Information	79
9.13	Counterparts	80
9.14	Non-Recourse	80
9.15	Limitations on Warranties	81
9.16	Fraud	82
9.17	Designation of the Stockholder Representative	82

EXHIBITS

Exhibit A	-	Form of Certificate of Incorporation of the Surviving Entity
Exhibit B	-	Form of Bylaws of the Surviving Entity
Exhibit C	-	Form of the Certificate of Merger
Exhibit D	-	Estimated Net Debt Statement
Exhibit E	-	Form of the R&W Insurance Policy
Exhibit F	-	Form of the Registration Rights Agreement
Exhibit G	-	Form of Resignation and Release

SCHEDULES

Schedule 2.11(a)(ii)	Payees
Schedule 2.16(a)	Merger Consideration Schedule

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of October 14, 2024 (the “Execution Date”), by and among Nabors Industries Ltd., a Bermuda exempted company (the “Parent”), Nabors SubA Corporation, a Delaware corporation and a direct wholly-owned subsidiary of the Parent (the “Merger Sub”), Parker Drilling Company, a Delaware corporation (the “Company”), and Värde Partners, Inc., a Delaware corporation, solely in its capacity as the representative of the stockholders of the Company (such stockholders, the “Stockholders”, and such representative, the “Stockholder Representative”). Each of the parties to this Agreement is sometimes individually referred to in this Agreement as a “Party” and all of the parties to this Agreement are sometimes collectively referred to in this Agreement as the “Parties”.

R E C I T A L S

A.	Prior to the date hereof, the board of directors of the Company (the “Company Board”) unanimously (i) determined that this Agreement and the transactions contemplated hereby and in the other Transaction Documents (including the merger of the Merger Sub with and into the Company (the “Merger”)) (the Merger, and the transactions contemplated hereby and thereby collectively, the “Transactions”), are advisable, and in the best interests of, the Company and the Stockholders, (ii) authorized the execution and delivery of this Agreement and the Transaction Documents and approved and declared advisable the consummation of the Transactions, including the Merger, (iii) directed that this Agreement and the Transactions be submitted for consideration of the Stockholders, and (iv) resolved to recommend that the Stockholders, as the stockholders of the Company, approve the adoption of this Agreement in accordance with the Delaware General Corporation Law (“DGCL” and such recommendation, the “Company Board Recommendation”).

B.	Prior to the date hereof, the respective boards of directors of the Parent (the “Parent Board”) and the Merger Sub (i) determined that this Agreement and the Transactions, are advisable and in the best interests of, the Parent and its stockholders and the Merger Sub and the Merger Sub’s sole stockholder, (ii) authorized the execution and delivery of this Agreement and the Transaction Documents and approved and declared advisable the consummation of the Transactions, including the Merger, (iii) directed that this Agreement and the Transactions be submitted for consideration of the Parent’s stockholders and the Merger Sub’s sole stockholder, (iv) resolved to recommend that the Parent, as the sole stockholder of the Merger Sub, approve the adoption of this Agreement in accordance with the DGCL and (v) resolved to recommend that the holders of Parent common shares, par value five cents ($0.05) per share (the “Parent Common Stock”), approve the issuance of shares of Parent Common Stock in connection with the Merger on the terms and subject to the conditions set forth in this Agreement (the “Parent Stock Issuance” and such recommendation, the “Parent Board Recommendation”).

C.	Simultaneously with the execution and delivery of this Agreement, as a condition and inducement to the Parent’s willingness to enter into this Agreement, the Supporting Stockholders are entering into (i) a voting and support agreement (the “Stockholder Voting and Support Agreement”), and (ii) a voting and lock-up agreement (the “Stockholder Voting and Lock-Up Agreement”).

In consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parent, the Merger Sub, the Company, and the Stockholder Representative agree as follows:

Article I
DEFINITIONS AND INTERPRETATIONS

1.1            Definitions. Capitalized terms used in this Agreement but not defined in the body of this Agreement shall have the meanings ascribed to them in Annex A, which is hereby incorporated as part of this Agreement as if set forth in this Article I in full. Capitalized terms defined in the body of this Agreement are listed in Annex A with reference to the location of the definitions of such terms in the body of this Agreement.

1.2            Interpretations. In this Agreement, unless a clear contrary intention appears: (a) the singular includes the plural and vice versa; (b) reference to a Person includes such Person’s successors and assigns but, in the case of a Party, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) reference to any gender includes the other gender; (d) references to any Exhibit, Schedule, Section, Article, Annex, subsection and other subdivision refer to the corresponding Exhibits, Schedules, Sections, Articles, Annexes, subsections and other subdivisions of this Agreement unless expressly provided otherwise; (e) references in any Section or Article or definition to any clause means such clause of such Section, Article or definition; (f) “hereunder,” “hereof,” “hereto” and words of similar import are references to this Agreement as a whole and not to any particular provision of this Agreement; (g) the word “or” is not exclusive, and the word “including” (in its various forms) means “including without limitation”; (h) each accounting term not otherwise defined in this Agreement has the meaning commonly applied to it in accordance with GAAP, if applicable; (i) references to “days” are to calendar days; (j) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded, and if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day; and (k) all references to money refer to the lawful currency of the United States. The Table of Contents and the Article and Section titles and headings in this Agreement are inserted for convenience of reference only and are not intended to be a part of, or to affect the meaning or interpretation of, this Agreement. Where used with respect to information, the phrases “delivered” or “made available” shall mean that the information referred to has been physically or electronically delivered to the relevant parties or their respective Representatives, including, (i) in the case of “made available” to the Parent, material that has been posted at least two (2) Business Days prior to the Execution Date and has remained continuously available since being uploaded in the virtual “data room” established by or on behalf of the Company (the “Data Room”), and (ii) in the case of “made available” to the Company, shall mean all information disclosed in any Parent SEC Report filed with or furnished to the SEC or otherwise delivered to a Representative of the Company, in each case, at least two (2) Business Days prior to the Execution Date.

Article II
THE MERGER; CLOSING

2.1            The Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, the Merger Sub will be merged with and into the Company in accordance with the applicable provisions of the DGCL. As a result of the Merger, the separate existence of the Merger Sub shall cease and the Company shall continue its existence under the laws of the State of Delaware as the surviving entity (in such capacity, the Company is referred to herein as the “Surviving Entity”).

2.2            Effect of the Merger. At the Effective Time, the Merger shall have the effects set forth in Section 251 of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the assets, property, rights, privileges, powers and franchises of each of the Company and the Merger Sub shall vest in the Surviving Entity, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and the Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Entity. Immediately after the Effective Time, the Parent shall own all of the equity interests in the Surviving Entity and shall be the sole stockholder of the Surviving Entity.

2.3            Organizational Documents of the Surviving Entity. At the Effective Time, as a result of the Merger and without any further action on the part of the Parent, the Merger Sub, the Company or the holders of any equity interests of any of the foregoing or any other Person, the certificate of incorporation and the bylaws of the Surviving Entity shall be amended and restated in its entirety in the forms attached hereto, respectively, as Exhibit A and Exhibit B, until thereafter changed or amended as provided therein or by applicable Law.

2.4            Directors and Officers of the Surviving Entity. The directors and officers of the Merger Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Entity, each to serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal.

2.5            Merger Consideration. The consideration to be paid in respect of the Merger (such consideration, including, if applicable, any Cash Payment, the “Merger Consideration”) shall be calculated as follows:

(a)            The following terms shall have the meanings ascribed below:

(i)            “Base Price” means seventy-one dollars and sixteen cents ($71.16).

(ii)           “Closing Price” means the VWAP of one (1) share of the Parent Common Stock for the fifteen (15) trading days ended on the fifth (5th) day prior to the Closing Date.

(iii)          “Lower Collar Price” means forty-two dollars and seventy cents ($42.70).

(iv)         “Lower Collar Value” means two hundred four million nine hundred sixty thousand dollars ($204,960,000).

(v)          “Upper Collar Price” means ninety-nine dollars and sixty-two cents ($99.62).

(vi)         “Upper Collar Value” means four hundred seventy-eight million one hundred seventy-six thousand dollars ($478,176,000).

(b)            If the Closing Price is (i) less than or equal to the Upper Collar Price and (ii) greater than or equal to the Lower Collar Price, the Merger Consideration shall consist of four million eight hundred thousand (4,800,000) shares of Parent Common Stock;

(c)            If the Closing Price is greater than the Upper Collar Price, the Merger Consideration shall consist of the number of shares of Parent Common Stock equal to (i) the Upper Collar Value divided by (ii) the Closing Price; and

(d)            If the Closing Price is less than the Lower Collar Price, the Merger Consideration shall equal (i) four million eight hundred thousand (4,800,000) shares of Parent Common Stock plus (ii) an amount of cash which equals (x) the Lower Collar Value minus (y) (1) four million eight hundred thousand (4,800,000) multiplied by (2) the Closing Price (the “Cash Payment”).

(e)           Notwithstanding anything herein to the contrary, the Merger Consideration described in this Section 2.5 is subject to adjustment as set forth in Section 2.13.

(f)            Notwithstanding anything herein to the contrary, in no event shall the stock portion of the Merger Consideration (including, without limitation, the Converted Equity Awards) exceed (i) four million eight hundred thousand (4,800,000) shares of Parent Common Stock or (ii) in the event of Section 2.5(c), the number of shares of Parent Common Stock equal to (x) the Upper Collar Value divided by (y) the Closing Price.

2.6            Conversion of Shares. Upon the terms and subject to the conditions set forth herein, at the Effective Time, by virtue of the Merger and without any action on the part of any Party:

(a)           Each share of common stock, par value $0.01 per share, of the Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one newly issued, fully paid, and non-assessable share of common stock, par value one cent ($0.01) per share, of the Surviving Entity with the same rights, powers, and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Entity. From and after the Effective Time, all certificates representing shares of the Merger Sub common stock shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Entity into which they were converted in accordance with the immediately preceding sentence.

(b)           Each share of common stock of the Company, par value one cent ($0.01) per share (the “Company Common Stock”) outstanding immediately prior to the Effective Time (other than such shares of Company Common Stock constituting Dissenting Shares, which shall be treated as set forth in Section 2.8) shall convert into the right to receive (without interest) the Per Share Merger Consideration. All such shares of Company Common Stock shall thereafter cease to be outstanding, shall automatically be canceled, extinguished and retired and shall cease to exist, and the holders of the shares of Company Common Stock immediately prior to the Effective Time shall cease to have any rights with respect to the shares of Company Common Stock, except for the right to receive (without interest) the Per Share Merger Consideration.

(c)           Each share of Company Common Stock held in the treasury of the Company or held by the Parent or the Merger Sub immediately prior to the Effective Time shall automatically be canceled and retired without any conversion thereof, and no payment or distribution shall be made with respect thereto.

(d)           In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to the Parent Common Stock occurring after the Execution Date and prior to the Effective Time, all references herein to specified numbers of shares of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series (or trading prices therefor) affected thereby, shall be equitably adjusted to the extent necessary to provide the Parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change.

2.7            Treatment of Company Awards

(a)            Company Stock-Settled RSUs. Immediately prior to the Effective Time, each outstanding Company Stock-Settled RSU Award, whether or not vested, shall automatically, and without any required action on the part of the holder thereof, become fully vested, cancelled and settleable into shares of Company Common Stock and the Company shall be deemed to have issued to each holder of such Company Stock-Settled RSU Award (a “Company Stock-Settled RSU Holder”) the number of shares of Company Common Stock that would have been issued to such Company Stock-Settled RSU Holder had such Company Stock-Settled RSU Award been settled in shares of Company Common Stock after giving effect to the deduction of the number of shares of Company Common Stock otherwise issuable in connection with the settlement of such Company Stock-Settled RSU Award that is used to satisfy the Company Stock-Settled RSU Holder’s tax withholding liability thereunder. At the Effective Time, each share of Company Common Stock deemed to have been issued by the Company to the Company Stock-Settled RSU Holders upon settlement of the Company Stock-Settled RSU Awards pursuant to this Section 2.7(a) (a “Converted Company Stock-Settled RSU”) shall be converted into the right to receive (without interest) the Per Share Merger Consideration in accordance with Section 2.6 (and the Merger Consideration Schedule).

(b)            Company PSUs. Immediately prior to the Effective Time, each outstanding Company PSU Award, whether or not vested, shall automatically, and without any required action on the part of the holder thereof, become vested in accordance with its terms (to the extent the applicable performance criteria set forth in the applicable agreement evidencing the Company PSU Award or otherwise approved by the Company’s board of directors have been met), cancelled and settleable into shares of Company Common Stock and the Company shall be deemed to have issued to each holder of such Company PSU Award the number of shares of Company Common Stock that would have been issued to such Company PSU Holder had such Company PSU Award been settled in shares of Company Common Stock after giving effect to the deduction of the number of shares of Company Common Stock otherwise issuable in connection with the settlement of such Company PSU Award that is used to satisfy the Company PSU Holder’s tax withholding liability thereunder. At the Effective Time, each share of Company Common Stock deemed to have been issued by the Company to the Company PSU Holders upon settlement of the Company PSU Awards pursuant to this Section 2.7(b) (a “Converted Company PSU”) shall be converted into the right to receive (without interest) the Per Share Merger Consideration in accordance with Section 2.6 (and the Merger Consideration Schedule). Any Company PSU Award that does not so vest in accordance with its terms shall be terminated and forfeited for no consideration, effective as of the Effective Time.

(c)            Company Cash-Settled RSUs. Immediately prior to the Effective Time, each outstanding Company Cash-Settled RSU Award, whether or not vested, shall automatically, and without any required action on the part of the holder thereof, become fully vested, cancelled and settleable in an amount of cash (without interest) equal to the product of (x) the number of shares Parent Common Stock into which each such Company Cash-Settled RSU Award would be convertible if such Company Cash-Settled RSU Award were converted into the number of shares of Company Common Stock underlying such Company Cash-Settled RSU Award and (y) the Closing Price (in each case, with respect to each holder of Company Cash-Settled RSU Awards, in the amounts as set forth on the Merger Consideration Schedule). At the Effective Time, Parent shall, or shall cause the Surviving Entity to, pay (through its payroll systems in the case of employees) all amounts payable pursuant to this Section 2.7(c) to the former holders of Company Cash-Settled RSU Award.

(d)            Company Performance Cash Unit Awards. At the Effective Time, the Parent shall, or shall cause the Surviving Entity to, pay (through its payroll systems) the holders of Company PCU Awards an amount in Cash equal to one hundred dollars ($100) multiplied by the amount of vested Company PCU Awards (as if Closing had occurred on the Closing Date), payable in a lump sum at the Effective Time (in each case, with respect to each holder of Company PCU Awards, in the amounts as set forth on the Merger Consideration Schedule). Any unvested Company PCU Awards immediately following consummation of the Closing shall be forfeited and cancelled for no consideration in accordance with the terms of the award agreements for the Company PCU Awards.

(e)            Company Options. Immediately prior to the Effective Time, each outstanding Company Option Award, whether or not vested or exercisable, shall automatically, and without any required action on the part of the holder thereof (each, an “Option Holder” and, together with the Company Stock-Settled RSU Holders and the Company PSU Holders, the “Equity Award Holders”), become fully vested, exercisable into shares of Company Common Stock and the Company shall be deemed to have issued to each Option Holder the number of shares of Company Common Stock that would have been issued to such Option Holder upon a “cashless exercise” of such Company Option Award having been cancelled and then settled in shares of Company Common Stock after giving effect to the deduction of the number of shares of Company Common Stock otherwise issuable in connection with the exercise of such Company Option Award that is used to satisfy (x) the aggregate amount of exercise price of such Company Option Award and (y) the Option Holder’s tax withholding liability thereunder; provided, however, that the Company may enter into option cancellation agreements with any such Option Holder providing for settlement of such Company Option Awards at or prior to the Closing in Company Common Stock, Company Stock-Settled RSU Awards, or Merger Consideration. At the Effective Time, each share of Company Common Stock deemed to have been issued by the Company to the Option Holders upon cancellation and settlement of the Company Option Awards pursuant to this Section 2.7(e) and the Incentive Plan (a “Converted Option” and, together with the Converted Company Stock-Settled RSUs and the Converted Company PSUs, the “Converted Equity Awards”, and any holder thereof, a “Converted Equity Holder”) shall be converted into the right to receive (without interest) the Per Share Merger Consideration in accordance with Section 2.6, in each case, with respect to the Company Option Awards held by each Option Holder, in the amounts set forth in the Merger Consideration Schedule or as otherwise agreed by the Company and such Option Holder.

(f)            Company Actions. At or prior to the Effective Time, the Company shall take any actions that are necessary on the part of the Company to effectuate the treatment of the Company Awards pursuant to this Section 2.7.

2.8            Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, including Section 2.6, Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Company Common Stock canceled in accordance with Section 2.6(c)) and held by a Stockholder who has not voted in favor of adoption of this Agreement or consented thereto in writing (or otherwise contractually waived such Stockholder’s rights to appraisal (including by executing and delivering a Letter of Transmittal)), and who has properly exercised appraisal rights in respect of such Company Common Stock in accordance with Section 262 of the DGCL (each such Stockholder, being referred to as a “Dissenting Stockholder” and, such Company Common Stock held by a Dissenting Stockholder, being referred to collectively as the “Dissenting Shares” until such time as such Stockholder fails to perfect or otherwise loses such Stockholder’s appraisal rights under the DGCL with respect to such Company Common Stock) shall not be converted into a right to receive a portion of the Merger Consideration, but instead shall be entitled to only such rights as are granted under Section 262 of the DGCL; provided, however, that if after the Effective Time, such Dissenting Stockholder fails to perfect, withdraws or loses such Dissenting Stockholder’s right to appraisal pursuant to Section 262 of the DGCL or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such Company Common Stock shall be treated as if it had been converted as of the Effective Time into the right to receive the portion of the Merger Consideration, if any, to which the holder of such Company Common Stock is entitled pursuant to Section 2.6(b), without interest thereon. The Company shall provide the Parent prompt written notice of any demands received by the Company for appraisal of Company Common Stock, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL that relates to such demand, and the Parent and the Company shall jointly participate in all negotiations and proceedings with respect to such demands. Neither the Parent nor the Company (if prior to the Effective Time) or the Stockholder Representative (if at or following the Effective Time) shall, except with the prior written consent of the other, make any payment with respect to, or settle or offer to settle, any such demands.

2.9            Closing of Transfer Books. From and after the Effective Time, the stock transfer books of the Company shall be closed, and no transfer of the shares of the Company Common Stock shall thereafter be made. From and after the Effective Time, the holders of certificates or Book-Entry Shares evidencing ownership of shares of Company Common Stock immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock, except for the right to receive (without interest) the Merger Consideration, as provided in this Agreement and subject to the terms and conditions of this Agreement.

2.10          Closing.

(a)            The closing of the Merger (the “Closing”) and the Transactions contemplated by this Agreement, shall take place at 10:00 a.m., Eastern Time, on a date that is five (5) Business Days following the satisfaction or (to the extent permitted by applicable Law) waiver in accordance with this Agreement of all of the conditions set forth in Article VI (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived in accordance with this Agreement on the Closing Date) at the offices of Haynes and Boone, LLP in Houston, Texas, or such other time and place as the Parent and the Company may agree in writing. For purposes of this Agreement, “Closing Date” shall mean the date on which the Closing occurs.

(b)            At the Closing, the Parent shall cause, and the Company and the Merger Sub shall prepare and execute, a certificate of merger in accordance with the relevant provisions of the DGCL, substantially in the form attached hereto as Exhibit C (the “Certificate of Merger”), to be filed with the Office of the Secretary of State of the State of Delaware. The Merger shall become effective upon the acceptance of the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware, or at such later time as shall be agreed upon in writing by the Parent and the Company and specified in the Certificate of Merger (the “Effective Time”).

2.11          Payments and Issuances.

(a)            Payments and Issuances.

(i)            The Parent shall deposit or cause to be deposited with Computershare Trust Company, N.A., a Delaware corporation, or such other exchange agent as mutually agreed by Parent and the Company (the “Exchange Agent”), for the benefit of the holders of the shares of Company Common Stock and holders of Converted Equity Awards, (A) at or prior to the Effective Time, an aggregate number of shares of Parent Common Stock to be issued in non-certificated book-entry form sufficient to deliver the number of shares of Parent Common Stock required to be delivered in respect of any shares of the Company Common Stock pursuant to Section 2.5 and Converted Equity Awards pursuant to Section 2.7, subject to any adjustment necessary pursuant to Section 2.13, (B) at or prior to the Effective Time, an aggregate amount of cash in U.S. Dollars sufficient to deliver the amounts required to be delivered in respect of the shares of Company Common Stock and Converted Equity Awards pursuant to the Cash Payment, if applicable, and for payment of fractional shares in lieu of issuance thereof in accordance with Section 2.11(b), and (C) as necessary from time to time after the Effective Time, any dividends or other distributions, if any, to which the holders of the shares of Company Common Stock may be entitled pursuant to Section 2.15 with both a record and payment date after the Effective Time and prior to the surrender of such shares of Company Common Stock (such shares of Parent Common Stock and cash to be deposited with the Exchange Agent pursuant to this Section 2.11 being the “Exchange Fund”).

(ii)           At the Closing, the Parent shall pay or cause to be paid to the applicable payees the Estimated Transaction Expenses pursuant to the delivery instructions provided in the applicable Transaction Expense Invoices, including to the payees set forth on set forth in Section 2.11(a)(ii) of the Company Disclosure Schedule.

(b)            No Fractional Shares of Parent Common Stock. No certificates or scrip or shares representing fractional shares of Parent Common Stock shall be issued in connection with the Transactions, and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a holder of Parent Common Stock. All fractional shares of Parent Common Stock that a holder of Company Common Stock or a holder of Converted Equity Awards would be otherwise entitled to receive pursuant to Section 2.6(b) or Section 2.7, as applicable, but for this Section 2.11(b), shall be aggregated and such holder shall be entitled to receive a cash payment, without interest, in lieu of any such fractional share, equal to the product (rounded to the nearest whole cent) of (i) the amount of such fractional share interest in a share of Parent Common Stock to which such holder would, but for this Section 2.11(b), be entitled under Section 2.6(b) or Section 2.7, as applicable, and (ii) an amount equal to the Closing Price. No holder of Company Common Stock or Converted Equity Awards shall be entitled by virtue of the right to receive cash in lieu of fractional shares of Parent Common Stock described in this Section 2.11(b) to any dividends, voting rights or any other rights in respect of any fractional share interests in a share of Parent Common Stock to which such holder would, but for this Section 2.11(b), be entitled under Section 2.6(b). The Parties acknowledge that the payment of cash in lieu of fractional shares of Parent Common Stock is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange.

(c)            No Interest. Notwithstanding anything to the contrary herein, no interest shall accumulate on any cash payable in connection with the consummation of the Merger.

(d)            Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, the Parent and the Surviving Entity shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement, including from any shares of Parent Common Stock payable pursuant hereto, any amount required to be deducted and withheld with respect to the making of such payment under applicable Tax Laws. If the applicable withholding agent determines that deduction or withholding is required, it shall give reasonable prior notice of any amount to be deducted or withheld to the Stockholder Representative, other than for withholdings required on any compensatory payments or as a result of the failure by the Company to deliver certificate required under Section 2.12(b)(ix). The Parties shall reasonably cooperate with each other, as and to the extent reasonably requested by the other Party, to minimize or eliminate to the extent permissible under applicable Laws the amount of any such deduction or withholding, other than for withholdings required on any compensatory payments or as a result of the failure by the Company to deliver the certificate required under Section 2.12(b)(ix). To the extent that any amounts are so deducted or withheld, such amounts shall be paid to the applicable Governmental Body on behalf of the Person from whom deducted or withheld and, to the extent so paid, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

(e)            Barge Rig Holdback.

(i)            Any amounts received by the Company with respect to the Barge Rig Sale prior to the Closing (net of any (w) reasonable, documented out-of-pocket expenses related to such sale, (x) sales transaction fee or bonus that, in each case, are solely related to the Barge Rig Sale and set forth on Section 2.11(e)(i) of the Company Disclosure Schedule, (y) the reasonable, documented out-of-pocket costs of any ongoing obligations related to such sale or as otherwise may be reduced pursuant to the terms hereof and (z) amounts at Closing that the Company may need to return to the counterparty to the Barge Rig Sale pursuant to the terms of the agreement governing the Barge Rig Sale (including pursuant to Section 2.13(a), the “Barge Rig Holdback Amount”)) shall be set aside by the Company in a separate, segregated deposit account and shall not be distributed by the Company to its Stockholders or otherwise used by the Company in the operation of the Business at any time prior to and including the Closing. To the extent the Company receives any payments with respect to the Barge Rig Sale prior to the Closing, the Company shall promptly notify the Parent of the receipt of such payment (and, in any event, within ten (10) Business Days thereof), and shall, within such ten (10) Business Day period, provide reasonable detail of any reasonable, documented out-of-pocket costs or expenses related to such sale to be netted against such payments.

(ii)           From and after the Closing, the Surviving Entity shall retain the Barge Rig Holdback Amount for the period of time that ends on the date that is the date that the Final Excess Transaction Expenses amount is finally determined in accordance with Section 2.13(c), (the “Barge Rig Holdback Period”). Within five (5) Business Days following the expiration of the Barge Rig Holdback Period, the Surviving Entity shall, subject to the terms of Section 2.13 and Section 8.3, disburse the then remaining amount of the Barge Rig Holdback Amount to the Exchange Agent for further distribution to the Stockholders and the Converted Equity Holders in accordance with their applicable Per Share Merger Consideration. For the avoidance of doubt, any amounts received by the Surviving Entity or any of its Affiliates with respect to the Barge Rig Sale after the Closing will not become part of the Barge Rig Holdback Amount and the Surviving Entity will be entitled to retain and use any such amounts in its sole discretion.

2.12          Other Deliveries and Actions at Closing.

(a)            At the Closing, the Parent and the Merger Sub shall deliver the following to the Company and the Stockholder Representative in accordance with the applicable provisions of this Agreement:

(i)            the certificate contemplated by Section 6.3(c);

(ii)           the Registration Rights Agreement, duly executed by the Parent;

(iii)          a duly executed binder, attaching the final form of R&W Insurance Policy, to be effective as of the date hereof and as of the Closing (which will be subject to the customary post-Closing conditions under the R&W Insurance Policy binder), insuring the Parent for Losses due to breaches of representations and warranties of the Company Group under Article III or in the Company Closing Certificate and unpaid Taxes of the Company Group attributable to any taxable period ending on or prior to the Closing Date, and, with respect to any taxable period that includes but does not end on the Closing Date, the portion of such period ending on the Closing Date; and

(iv)         evidence reasonably satisfactory to the Stockholder Representative that the Parent has paid to QBE Specialty Insurance Company or the broker under the R&W Insurance Policy, in accordance with the terms of the R&W Insurance Policy and corresponding binder, the full amount required to bind the R&W Insurance Policy, along with any other costs, fees, and expenses associated with obtaining the R&W Insurance Policy, fifty percent (50%) of which constitutes an Excess Transaction Expense.

(b)            At the Closing, the Company shall deliver (or cause to be delivered) to the Parent:

(i)            the written resignations and releases of claims of the (A) officers of the Company, and (B) members of the Company Board, in each case, set forth in Section 2.12(b)(i) of the Company Disclosure Schedule and in the form attached hereto as Exhibit G;

(ii)           the certificate contemplated by Section 6.2(c);

(iii)          certificates in form and substance reasonably satisfactory to the Parent, dated as of the Closing Date, duly executed by an officer of the Company, as applicable, given by him or her on behalf of the Company, and not in his or her individual capacity, certifying as to: (A) an attached copy of the resolutions of the board of directors of the Company, authorizing and approving the execution, delivery and performance of, and the consummation of this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby, and stating that such resolutions have not been amended, modified, revoked or rescinded; (B) the incumbency, authority and specimen signature of each officer of the Company, executing this Agreement or any Transaction Document on behalf of the Company; and (C) true and complete attached copies of the Organizational Documents of the Company;

(iv)         written documentation and invoices (which includes the names, final amounts owed, wiring instructions, and other payment information) in respect of all Closing Transaction Expenses (the “Transaction Expense Invoices”);

(v)          the Registration Rights Agreement, duly executed by the Supporting Stockholders;

(vi)          a termination agreement with respect to each of the agreements listed on Section 2.12(b)(vi) of the Company Disclosure Schedule;

(vii)        (A) all consents, approvals, Orders or authorizations of, or written evidence that any registrations, declarations or filings made with, any Governmental Body required to be obtained or made in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, (B) all consents, waivers and approvals and (C) written evidence that the Company has obtained the issuance, approval, reissuance or transfer of the Permits, in each case of clauses (A), (B) and (C), to the extent listed in Section 2.12(b)(vii) of the Company Disclosure Schedule and in form and substance reasonably satisfactory to the Parent;

(viii)        certificates of good standing dated not more than five (5) Business Days prior to the Closing Date with respect to the Company issued by the appropriate official of each applicable jurisdiction (A) in which the Company is organized and (B) in which the Company is qualified to do business as a foreign entity;

(ix)          (A) a duly executed certificate, in form and substance as prescribed by Treasury Regulations promulgated under Section 1445 of the Code, signed under penalties of perjury by the Company, that satisfies the requirements of Treasury Regulation Sections 1.897-2(h) and 1.1445- 2(c)(3) and confirms that the Company is not, nor has it been within five (5) years of the date of the certification, a “United States real property holding corporation” as defined in Section 897 of the Code and (B) a notice addressed to the IRS, signed by the Company, that satisfies the requirements of Treasury Regulation Section 1.897-2(h)(2) to be submitted by the Parent to the IRS as agent for the Company; and

(x)           a complete and accurate electronic copy of the Data Room.

2.13          Consideration Adjustment.

(a)            The following terms shall have the meanings ascribed below:

(i)            “Net Debt” means the amount by which the Company Debt exceeds the Cash of the Company, in each case, calculated as of the Determination Time.

(ii)           “Transaction Expenses” means the sum of (A) the Covered Transaction Expenses, plus (B) the Excess Transaction Expenses.

(iii)          “Excess Net Debt” means the amount, if any, by which the Net Debt exceeds ninety-nine million dollars ($99,000,000).

(iv)          “Determination Time” means 11:59 P.M. United States Eastern Time on the June 30, 2024.

(b)            Net Debt Adjustment.

(i)            Attached hereto as Exhibit D is a statement (the “Estimated Net Debt Statement”) setting forth, and accompanied by reasonably detailed backup documentation of, the Company’s calculation of the Net Debt (the “Estimated Net Debt”) and setting forth each such item of Company Debt and Cash included in such calculation in reasonable detail and the calculation of the Excess Net Debt resulting therefrom, if any (“Estimated Excess Net Debt Amount”).

(ii)            On the date that is the later of (A) thirty (30) days after the Execution Date or (B) the date that is thirty (30) days after the date on which Parent has received the information and backup documentation it has reasonably requested in writing on or prior to thirty (30) days after the Execution Date with respect to the Estimated Net Debt Statement and the calculations of Estimated Net Debt and the Estimated Excess Net Debt Amount included therein, the Parent shall prepare and deliver to the Company a statement (the “Final Net Debt Statement”), which shall include a calculation of the Net Debt (the “Final Net Debt”), setting forth each such item of Company Debt and Cash included in such calculation in reasonable detail and the calculation of the Excess Net Debt resulting therefrom, if any (the “Final Excess Net Debt Amount”). The Company shall have a period of fifteen (15) calendar days after delivery of the Final Net Debt Statement to review such documents and make any objections in writing to the Parent (the “Net Debt Objection Notice”); provided that the Net Debt Objection Notice shall specify the amount of each such objection along with a reasonable basis and supporting documentation to substantiate each such objection. Any items not specifically objected to in the Net Debt Objection Notice will be deemed agreed upon as set forth in the Final Net Debt Statement. If the Company delivers the Net Debt Objection Notice to the Parent within such fifteen (15)-day period, then the Parent and the Company shall attempt to resolve the matter or matters in dispute. If no Net Debt Objection Notice is delivered by the Company within such fifteen (15)-day period, then the Final Net Debt Statement and Final Excess Net Debt Amount shall be final and binding on the Parties. If disputes with respect to the Final Net Debt Statement cannot be resolved by the Parent and the Company within fifteen (15) calendar days after timely delivery of the Net Debt Objection Notice, then, at the request of the Parent or the Company, the specific items remaining in dispute (but no others) shall be submitted to BDO USA, P.C. (the “Auditor”), or if BDO USA, P.C. is not available for such assignment, such other nationally recognized independent accounting or consulting firm as shall be mutually agreed to by the Company and the Parent. The Auditor shall render its determination (it being understood that in making such determination, the Auditor shall be functioning as an accounting expert and not as an arbitrator) as to such specific items remaining in dispute (provided that (w) such Auditor shall not have performed services for the Company, the Parent, the Merger Sub or their respective Affiliates in connection with this Agreement or the Transactions and (x) the Auditor professionals engaged to resolve the dispute pursuant to the Net Debt Objection Notice shall not have performed services for the Company, the Parent, the Merger Sub or their respective Affiliates within the past three (3) years). The matters to be resolved by the Auditor shall be limited to the unresolved items remaining in dispute between the Parent and the Company, and the Auditor shall make such determination based solely on written submissions by the Parent and the Company, and not by independent review. The Auditor shall promptly deliver to the Parent and the Company a written report setting forth its resolution of the disputes and the reasonable basis for each of its determinations, along with its determination of the Final Excess Net Debt Amount, which shall be prepared in a manner consistent with the principles set forth in this Agreement and shall be final and binding on the Parties. Prior to and until the delivery of the Auditor’s written report, there shall be no ex parte communications between the Parties and the Auditor. In resolving any disputed item, the Auditor (x) shall be bound by the provisions of this Section 2.13(b), and (y) may not assign a value to any item greater than the greatest value for such items claimed by either the Parent or the Company or less than the smallest value for such items claimed by either the Parent or the Company. The fees and expenses of the Auditor shall be borne in the same proportion that the aggregate dollar amount of such remaining disputed items so submitted to the Auditor that are unsuccessfully disputed by the Company, on the one hand, and the Parent, on the other hand, as finally determined by the Auditor, bears to the total dollar amount of such remaining disputed items so submitted. By way of example only, if accrued interest is the only disputed item submitted to the Auditor, and the Company claims that accrued is one thousand dollars ($1,000), and the Parent contests only three hundred dollars ($300) of the amount claimed by the Company and if the Auditor ultimately resolves the dispute by awarding the Stockholders two hundred dollars ($200) of the three hundred dollars ($300) contested, then the costs and expenses of the Auditor will be allocated sixty-seven percent (67%) (i.e., 200 / 300) to the Parent and thirty-three percent (33%) (i.e., 100 / 300) to the Stockholders.

(c)            Closing Date Adjustment.

(i)            At least five (5) Business Days prior to the Closing Date, the Company shall prepare and deliver, or shall cause to be prepared and delivered, to the Parent a statement (the “Estimated Transaction Expense Statement”) setting forth, and accompanied by reasonably detailed backup documentation, the Company’s calculation of its good faith estimate of the Closing Transaction Expenses (the “Estimated Transaction Expenses”), setting forth each such expense in reasonable detail and indicating whether such expense (A) constitutes a Covered Transaction Expense or an Excess Transaction Expense (the amount that is the sum of such Excess Transaction Expenses the “Estimated Excess Transaction Expenses”), and (B) if such expense constitutes a Covered Transaction Expense, categorizing each expense by the appropriate category thereunder. Notwithstanding anything herein to the contrary, to the extent the sum of (x) any Final Excess Net Debt Amount (as finally determined pursuant to Section 2.13(b)), plus (y) any Estimated Excess Transaction Expenses included in the Estimated Transaction Expense Statement exceed the Barge Rig Holdback Amount, (1) the Merger Consideration delivered at Closing shall be reduced by an amount of shares of Parent Common Stock with an aggregate value, each share priced at the Closing Price, equal to such aggregate excess amount and (2) the Parent shall cause the Surviving Entity to retain the full Barge Rig Holdback Amount from and after Closing (unless, in accordance Section 2.13(c)(iii), the Final Adjustment Amount is less than the amount of the Barge Rig Holdback Amount).

(ii)           Within thirty (30) days following the Closing, the Parent shall prepare and deliver to the Stockholder Representative a statement (the “Final Transaction Expense Statement”), which shall include a calculation of the Closing Transaction Expenses, setting forth each such expense in reasonable detail and indicating whether such expense (A) constitutes a Covered Transaction Expense or an Excess Transaction Expense (the sum of such Excess Transaction Expenses the “Final Excess Transaction Expenses”), and (B) if such expense constitutes a Covered Transaction Expense, categorizing each expense by the appropriate category thereunder. The Stockholder Representative shall have a period of thirty (30) days after delivery of the Final Transaction Expense Statement to review such documents and make any objections in writing to the Parent (the “Transaction Expense Objection Notice”); provided, that the Transaction Expense Objection Notice shall specify the amount of each such objection along with a reasonable basis and supporting documentation to substantiate each such objection. The objection and dispute procedures set forth in Section 2.13(b)(ii) shall apply to this Section 2.13(c) mutatis mutandis; provided, however, that any fees of the Auditor that would be allocated to the Stockholders with respect to any Transaction Expense dispute pursuant to this Section 2.13(c)(ii) shall be deemed and treated as Excess Transaction Expenses.

(iii)          If the sum of (A) the amount of the Final Excess Net Debt Amount as finally determined pursuant to Section 2.13(b), plus (B) the Final Excess Transaction Expenses as finally determined pursuant to this Section 2.13(c) (the “Final Adjustment Amount”) is less than the amount of the Barge Rig Holdback Amount, then within five (5) Business Days following the expiration of the Barge Rig Holdback Period, subject to any adjustment pursuant to the set-off rights set forth in Section 8.3, (1) the Parent shall cause the Surviving Entity to retain an amount equal to the Final Adjustment Amount from the amount of the Barge Rig Holdback Amount and (2) the Parent shall cause the Surviving Entity to distribute the remaining amount of the Barge Rig Holdback Amount, if any, as directed by the Stockholder Representative (x) to the Stockholder Representative for any Representative Costs and Expenses and (y) after deduction for amounts distributed to the Stockholder Representative pursuant to clause (x), to the Exchange Agent (for further distribution to the Stockholders and the Converted Equity Holders) by wire transfer of immediately available funds to the account designated by the Exchange Agent in writing. If the Final Adjustment Amount is equal to or greater than the amount of the Barge Rig Holdback Amount, then the Parent shall cause the Surviving Entity to retain the full amount of the Barge Rig Holdback Amount.

(d)            Dissenting Escrow Adjustment.

(i)            In the event that, at the Closing there are Dissenting Shares then (A) to the extent such Dissenting Shares constitute three percent (3%) or less of the shares of Company Common Stock, the number of shares of Parent Common Stock equal to one-and-a-quarter (1.25) multiplied by the number of shares of Parent Common Stock that would have been distributed to the Dissenting Stockholders holding such Dissenting Shares as part of the Merger Consideration had they not exercised appraisal or dissenters rights (the “1.25x Escrow Shares”), or (B) to the extent such Dissenting Shares constitute more than three percent (3%) but less than ten percent (10%) of the shares of Company Common Stock, the number of shares of Parent Common Stock equal to two (2.0) multiplied by the number of shares of Parent Common Stock that would have been distributed to the Dissenting Stockholders holding such Dissenting Shares as part of the Merger Consideration had they not exercised appraisal or dissenters rights (the applicable number of shares of Parent Common Stock escrowed pursuant to this clause (B), together with the 1.25x Escrow Shares, the “Escrow Shares”), in each case, shall be held by the Parent in escrow and the number of shares of Parent Common Stock included in the Merger Consideration shall be reduced by the amount of Escrow Shares. Parent shall use the Escrow Shares solely for purposes of resolving appraisal or dissenting stockholder claims with respect to the Dissenting Shares in accordance with Section 2.8 and this Section 2.13(d).

(ii)           After the Effective Time and solely to the extent Dissenting Shares at Closing constituted in excess of three percent (3%) of the shares of Company Common Stock, upon such time as all claims for dissenters’ or appraisal rights by Dissenting Stockholders holding Dissenting Shares have been satisfied and paid in full, then Parent shall distribute the Remaining Escrow Shares to the Exchange Agent (for further distribution to the Stockholders and the Converted Equity Holders) in accordance with the Merger Consideration Schedule. “Remaining Escrow Shares” means (A) the Escrow Shares, less (B) such number of shares of Parent Common Stock distributed to such Dissenting Stockholders, less (C) such number of shares of Parent Common Stock equal to (1) the sum of (x) the total cash settlement paid to the Dissenting Stockholders and (y) the total reasonable, documented out-of-pocket expenses of Parent related thereto, divided by (2) the Closing Price.

2.14          Exchange Fund; Letters of Transmittal.

(a)            The Exchange Fund shall not be used for any purpose other than a purpose expressly provided for in this Agreement. The cash portion of the Exchange Fund may be deposited or invested by the Exchange Agent as reasonably directed by the Parent; provided, that any investment of such cash shall be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government; provided, further, that no such deposit or investment (or any loss resulting therefrom) shall affect the amount of cash payable to former holders of the Company Common Stock or the Converted Equity Awards pursuant to the provisions of this Article II. Any interest and other income resulting from such deposit may become part of the Exchange Fund, and any amounts in excess of the amounts payable pursuant to this Agreement shall be promptly returned to the Parent. Any portion of the Exchange Fund (including the proceeds of any deposit of the Exchange Fund and any shares of Parent Common Stock) that remains unclaimed as of the date that is twelve (12) months after the Closing Date shall be delivered to the Parent. Any holder of Company Common Stock or Converted Equity Awards who has not theretofore complied with this Section 2.14(a) shall thereafter look only to Parent for delivery of the Merger Consideration, cash in lieu of fractional shares of Parent Common Stock, if any, and any unpaid cash dividends and any other dividends or other distributions, in each case, that such holder has the right to receive pursuant to this Section 2.14. None of the Company, the Parent, the Merger Sub or the Exchange Agent shall be liable to any Person in respect of any portion of the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates or Book-Entry Shares shall not have been exchanged prior to two (2) years after the Effective Time (or immediately prior to such earlier date on which the related Merger Consideration would otherwise escheat to or become the property of any Governmental Body), any such shares, cash, dividends or other distributions in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of the Surviving Entity, free and clear of all claims or interest of any Person previously entitled thereto.

(b)            To the extent not distributed to the Stockholders and the Converted Equity Holders by the Company prior to the Effective Time, as promptly as reasonably practicable (but in any event within two (2) Business Days) after the Effective Time, the Parent shall cause the Exchange Agent to mail to each holder of record of shares of Company Common Stock and Converted Equity Awards (i) a letter of transmittal in customary form reasonably acceptable to the Company specifying that delivery (A) with respect to any certificates formerly representing the Company Common Stock (each, a “Certificate”) (if any), shall be effected, and risk of loss and title to any Certificates shall pass, only upon delivery of the Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 2.16) to the Exchange Agent or (B) with respect to each book-entry account formerly representing any non-certificated Company Common Stock (each, a “Book-Entry Share”), to the Exchange Agent shall be effected through delivery of an “agent’s message” with respect to Book-Entry Shares and such other provisions as the Exchange Agent may reasonably specify (the “Letter of Transmittal”) and (ii) instructions for surrendering a Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 2.16) in exchange for the aggregate Merger Consideration payable in respect thereof to the Exchange Agent. Upon surrender to the Exchange Agent of a Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 2.16) together with a duly completed and validly executed Letter of Transmittal in accordance with the instructions thereto, and such other documents as may reasonably be required pursuant to such instructions, the Parent shall cause the Exchange Agent to mail to each holder of record of any such Certificate in exchange therefore, as promptly as reasonably practicable (but in any event within two (2) Business Days) after the Effective Time, (A) a statement reflecting the number of whole shares of Parent Common Stock, if any, that such holder is entitled to receive in non-certificated book-entry form pursuant to this Article II in the name of such record holder and (B) a check in the amount (after giving effect to any required Tax withholdings) of (x) its portion of the Cash Payment plus (y) any cash in lieu of fractional shares that such holder is entitled to receive pursuant to Section 2.11(b) plus (z) any unpaid cash dividends and any other dividends or other distributions that such holder has the right to receive pursuant to Section 2.15. Any Certificate that has been so surrendered shall be cancelled by the Exchange Agent.

(c)            To the extent not distributed to the Stockholders by the Company prior to the Effective Time, with respect to Book-Entry Shares, as promptly as reasonably practicable (but in any event within two (2) Business Days) after the Effective Time, the Parent shall cause the Exchange Agent to mail to each holder of record of a Book-Entry Share (i) a Letter of Transmittal and (ii) instructions for transferring the Book-Entry Shares in exchange for the aggregate Merger Consideration payable in respect thereof to the Exchange Agent. Upon surrender to the Exchange Agent of Book-Entry Shares by book-receipt of an “agent’s message” by the Exchange Agent in accordance with the terms of the Letter of Transmittal and accompanying instructions, the Parent shall cause the Exchange Agent to mail to each holder of record of any such Book-Entry Shares in exchange therefore, as promptly as reasonably practicable (but in any event within two (2) Business Days) after the Effective Time, (A) a statement reflecting the number of whole shares of Parent Common Stock, if any, that such holder is entitled to receive in non-certificated book-entry form pursuant to this Article II in the name of such record holder and (B) a check in the amount (after giving effect to any required Tax withholdings) of (x) its portion of the Cash Payment plus (y) any cash in lieu of fractional shares that such holder is entitled to receive pursuant to Section 2.11(b) plus (z) any unpaid cash dividends and any other dividends or other distributions that such holder has the right to receive pursuant to Section 2.15.

(d)            If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, it shall be a condition of payment that such Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer or such Book-Entry Share shall be properly transferred and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Book-Entry Share or shall have established to the satisfaction of the Parent that such Tax is not payable.

2.15          Distributions with Respect to Unexchanged Shares of Company Common Stock. All shares of Parent Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by the Parent in respect of the Parent Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares of Parent Common Stock issuable pursuant to this Agreement. No dividends or other distributions in respect of shares of Parent Common Stock with a record date at or after the Effective Time shall be paid to any holder of any unsurrendered Certificate or Book-Entry Share until the Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 2.16) or Book-Entry Share is surrendered for exchange in accordance with this Article II. Subject to applicable Law, there shall be issued or paid to the holder of record of the whole shares of Parent Common Stock issued in exchange for Company Common Stock in accordance with Section 2.5(b), without interest, (a) at the time of such surrender, the dividends or other distributions with a record date at or after the Effective Time theretofore payable with respect to such whole shares of Parent Common Stock and not paid, and (b) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Parent Common Stock with a record date at or after the Effective Time and prior to surrender but with a payment date subsequent to surrender.

2.16          Merger Consideration Schedule.

(a)            On or prior to the third (3rd) day prior to the Closing Date, the Company will deliver to the Parent a spreadsheet, setting forth with respect to, as applicable, (i) each record holder of Company Common Stock and each Equity Award Holder (A) such record holder’s or Equity Award Holder’s name and address, (B) the number of shares of issued and outstanding Company Common Stock, held by such record holder, (C) the number of Converted Company Stock-Settled RSUs attributable to such Equity Award Holder, (D) the number of Converted Company PSUs attributable to such Equity Award Holder, (E) the number of Converted Options attributable to such Equity Award Holder, (F) the Merger Consideration payable to such Stockholder or Equity Award Holder in accordance with the provisions hereof, and (G) such Stockholder’s or Equity Award Holder’s pro rata share (in each case of this clause (i), assuming no exercise of appraisal rights pursuant to Section 2.8), and (ii) each record holder of Company Cash-Settled RSU Awards and Company PCU Awards and each Option Holder (A) such record holder’s name, (B) the number of Company Cash-Settled RSU Awards, Company PCU Awards or Converted Options, as applicable, held by each such record holder or Option Holder, and (C) the amount in cash payable to each such holder based on the anticipated Closing Date (such spreadsheet, the “Merger Consideration Schedule”). The Merger Consideration Schedule shall be accompanied by a certificate signed by an authorized executive officer of the Company, in such individual’s capacity as an officer of the Company and not in an individual capacity, certifying that the information set forth in the Merger Consideration Schedule is accurate in accordance with this Agreement and the Organizational Documents of the Company and accurately reflects the number of shares of Company Common Stock held by such Stockholder immediately prior to the Effective Time. The Company will make its representatives reasonably available to the Parent to discuss its allocation of the Merger Consideration contemplated hereby to be set forth therein, such supporting documentation and data, and the Merger Consideration Schedule, and in each case will consider the Parent’s and its counsel’s comments in good faith and revise the Merger Consideration Schedule if, based on the Company’s good faith assessment of the Parent’s comments, the Company determines such changes are warranted. The Merger Consideration Schedule will be appended to this Agreement as Schedule 2.16(a) hereto.

(b)            Notwithstanding anything to the contrary in this Agreement or any investigation or examination conducted, or any knowledge possessed or acquired, by or on behalf of the Parent, the Merger Sub or, following the Closing, the Surviving Entity or any of their respective Affiliates, it is expressly acknowledged and agreed that the Parent, the Merger Sub, the Surviving Entity (following the Closing) and their respective Affiliates shall be entitled to rely on the Merger Consideration Schedule, without any obligation to investigate or verify the accuracy or correctness thereof, and in no event shall the Parent, the Merger Sub, the Surviving Entity (following the Closing) or any of their respective Affiliates have any liability to any Person (including the Stockholder Representative and any of the Stockholders) in connection with any claims relating to any alleged inaccuracy or miscalculations in, or otherwise relating to, the preparation of the Merger Consideration Schedule and the allocation or other information set forth therein or payments made by any Person (including the Parent, the Merger Sub, the Surviving Entity (following the Closing) and their respective Affiliates in accordance therewith).

Article III
REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY GROUP

Except as set forth on the Company Disclosure Schedule the Company represents and warrants to the Parent and the Merger Sub as of the date hereof and as of the Closing Date (except for those representations and warranties made as of a specific date, which shall be made only as of such date), as follows:

3.1            Organization; Qualification; Corporate Records.

(a)            The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power or authority or be in good standing would not reasonably be expected to have a material and adverse impact on the Company. Each member of the Company Group (other than the Company) is a legal entity duly organized, validly existing and in good standing under the Laws of the applicable jurisdiction of formation and has all requisite corporate or other requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power or authority or be in good standing would not reasonably be expected to have a Material Adverse Effect on such Subsidiary of the Company.

(b)            The Company is duly qualified, registered or licensed to do business as a foreign entity and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to have such power or authority or be in good standing would not reasonably be expected to have a Material Adverse Effect on the Company. Each member of the Company Group (other than the Company) is duly qualified, registered or licensed to do business as a foreign entity and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to have such power or authority or be in good standing would not reasonably be expected to have a Material Adverse Effect on such Subsidiary of the Company.

(c)            The Company has provided to the Parent true, correct and complete copies of the Organizational Documents of each member of the Company Group. To the extent maintained by a member of the Company Group, the stock certificate books, if any, and transfer ledgers of each member of the Company Group are true, correct and complete and have been provided or made available to the Parent.

(d)            The minute books and/or other corporate records of the Company Group contain true, correct and complete records of all meetings and accurately reflect all other actions of the stockholders or equity holders and board of directors (including committees thereof) or other governing body of each member of the Company Group since March 26, 2019. The minute books and/or other corporate records of the Company Group since March 26, 2019, have been made available to the Parent.

3.2            Authority; Enforceability.

(a)            Each member of the Company Group, subject to the receipt of the Requisite Company Vote, has the requisite power and authority to execute and deliver the Transaction Documents to which it is, or will be, a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery by each member of the Company Group of the Transaction Documents to which such member of the Company Group is, or will be, a party, and the consummation by each member of the Company Group of the Transactions, subject to the receipt of the Requisite Company Vote, have been duly and validly authorized by the Company Group, and no other corporate proceedings on the part of any member of the Company Group or stockholder or equityholder action is necessary to authorize the Transaction Documents to which it is, or will be, a party or to consummate the Transactions contemplated by or perform the obligations under the Transaction Documents to which it is, or will be, a party.

(b)            The Transaction Documents to which each member of the Company Group is, or will be, a party (subject to the receipt of the Requisite Company Vote) have been (or will be, when executed and delivered at the Closing) duly and validly executed and delivered by such member of the Company Group, and, assuming the due authorization, execution and delivery by the other parties thereto, each Transaction Document to which any member of the Company Group is, or will be, a party (subject to the receipt of the Requisite Company Vote) constitutes (or will constitute, when executed and delivered at or prior to the Closing) the legal, valid and binding agreement of such member of the Company Group, enforceable against such member of the Company Group in accordance with its terms and conditions, except as limited by (i) applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally from time to time in effect, and (ii) the availability of equitable remedies (regardless of whether enforceability is considered in a proceeding at Law or in equity) (collectively, “Enforceability Exceptions”).

3.3            Non-Contravention. The execution, delivery and performance of the Transaction Documents to which it is, or will be, a party, and the consummation by the Company Group of the Transactions (subject to the receipt of the Requisite Company Vote) does not and will not: (a) conflict with or result in any breach of or violate (with or without the giving of notice, or the passage of time or both) any provision of the Organizational Documents of any member of the Company Group; (b) conflict with or result in any breach of or violate or constitute a default (or an event that with the giving of notice or the passage of time or both would give rise to a default) under, give rise to any right of termination, cancellation, modification, suspension or acceleration (with or without the giving of notice, or the passage of time or both) under, materially impair the rights of any member of the Company Group or any of the assets of any member of the Company Group under any of the terms, conditions or provisions of any Contract to which any member of the Company Group is a party or by which any property or asset of any member of the Company Group is bound or affected; (c) assuming compliance with the matters referred to in Section 3.4, conflict with or violate any Law to which any member of the Company Group is subject or by which any of the Company Group’s properties or assets is bound; (d) constitute (with or without the giving of notice or the passage of time or both) an event which would result in the creation of any Lien (other than Permitted Liens) on any asset of the Company Group; or (e) assuming compliance with the matters referred to in Section 3.4, contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate, or modify, any Permit that is held by any member of the Company Group, or that otherwise relates to the business of, or any of the assets owned or used by, any member of the Company Group, in each case, the outcome of which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

3.4            Consents and Approvals. Other than the filings, notices, reports, Consents, registrations, approvals, permits, expirations of waiting periods or authorizations (“Filings”) (a) pursuant to the DGCL, the HSR Act and applicable Antitrust Laws or FDI Laws in each case identified in Section 3.4 of the Company Disclosure Schedule (provided, however, that, for purposes of this clause (a) of Section 3.4 of the Company Disclosure Schedule, the determination of applicable Antitrust Laws or FDI Laws shall be solely based upon the current operations of the Company Group and shall not take into account any effect of the Parent Group’s operations on the applicability of any Antitrust Laws or FDI Laws), the Exchange Act and the Securities Act, (b) required to be made with the NYSE, (c) pursuant to federal and state securities, takeover and “blue sky” Laws, (d) the Requisite Company Vote or (e) those Filings listed in Section 3.4 of the Company Disclosure Schedule, the execution, delivery and performance of the Transaction Documents to which it is, or will be, a party, and the consummation by the Company Group of the Transactions do not and will not, require any Consent, waiver, approval, Order, Permit, or authorization of, or declaration or filing with or notification to, any Person or Governmental Body, on the part of any member of the Company Group, in each case, the absence of which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect (provided, that clauses (b) and (f) of the definition of Material Adverse Effect shall be disregarded for purposes of this Section 3.4).

3.5            Capitalization.

(a)            The Stockholders are the sole record and beneficial owner of all of the Company Common Stock entitled to vote. Section 3.5(a)(i) of the Company Disclosure Schedule sets forth, as of September 25, 2024, a true and complete list of each record holder of issued and outstanding shares of Company Common Stock and the number and type of shares of Company Common Stock held by such holder. The Company Common Stock is duly authorized, validly issued, fully paid and non-assessable. The Company Common Stock was not issued in violation of any preemptive rights, rights of first refusal or other similar rights of any Person. Except as set forth on Section 3.5(a)(ii) of the Company Disclosure Schedule, there are no other outstanding equity interests of the Company or any securities or obligations of the Company that are convertible, exchangeable or exercisable for Company Common Stock. The Company Common Stock has been issued in compliance with applicable federal and state securities Laws or bankruptcy Laws, as applicable.

(b)            Except as set forth in Section 3.5(b) of the Company Disclosure Schedule, there are no preemptive rights or other outstanding rights, options (whether compensatory or non-compensatory), warrants, calls, puts, conversion rights, exchange rights, stock appreciation rights, restricted stock units, phantom stock, profit participation, any other equity-based compensation, redemption rights, repurchase rights, agreements, arrangements, calls, subscription agreements, commitments or rights of any kind (contingent or otherwise) that obligate the Company to issue or sell or transfer any equity interests or any securities or obligations convertible or exchangeable into or exercisable for, or that will give any Person a right to subscribe for or acquire, any equity interests in the Company, and no securities or obligations evidencing such rights are authorized, issued or outstanding. There are no outstanding written contractual obligations, contingent or otherwise, of the Company to provide funds to, or make any material investment (in the form of a loan, capital contribution or otherwise), or provide any guarantee with respect to the obligations of, any Subsidiary (other than guarantees entered into in the ordinary course of business consistent with past practices by the Company of any indebtedness or other obligation of any direct or indirect wholly owned Subsidiary of the Company and for which no liability of any kind is currently owed (i) with respect to any violation of applicable Law or (ii) to any third party or Governmental Body).

(c)            Except for the Stockholder Voting and Support Agreement, there are no (i) stockholder agreements, voting trusts, irrevocable proxies or other agreements to which the Company is a party relating to the voting of any shares of Company Common Stock, (ii) to the Knowledge of the Company, stockholder agreements, voting trusts, irrevocable proxies or other agreements to which the Stockholders are a party relating to the voting of any shares of Company Common Stock or (iii) obligations or commitments of the Company restricting the transfer of, or requiring the registration or sale of, any membership interests, shares of capital stock or other equity interests of the Company.

(d)            The Company has no outstanding Bonds, debentures, notes or other obligations the holders of which have the right to vote or consent (or that are convertible into or exercisable for securities having the right to vote or consent) with the holders of equity interests in the Company on any matter.

3.6            Subsidiaries. Section 3.6 of the Company Disclosure Schedule sets forth a true and complete list of each Subsidiary of the Company, including its jurisdiction of incorporation or formation. Section 3.6 of such Company Disclosure Schedule also sets forth the Company’s or its Subsidiaries’ capital stock, equity interests or other direct or indirect ownership interests in any other Person other than capital stock, equity interests or other direct or indirect ownership interests or securities of direct or indirect wholly owned Subsidiaries of the Company. There are no outstanding contractual obligations, contingent or otherwise, of any of the Subsidiaries to provide funds to, or make any material investment (in the form of a loan, capital contribution or otherwise), or provide any guarantee with respect to the obligations of, any such Subsidiary of the Company, other than guarantees by the Company of any Indebtedness or other obligation of any direct or indirect wholly owned Subsidiary of the Company. No Subsidiary of the Company owns any shares of Company Common Stock or Parent Common Stock.

3.7            Compliance with Law.

(a)            Each member of the Company Group is and has in the last five (5) years been in compliance with all Laws applicable to its properties, operations or assets, or the conduct of its business, the violation of which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect. Within the last five (5) years, no member of the Company Group has received any written notice of, or been charged with, the violation of any Laws, in each case, the violation of which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect. To the Knowledge of the Company, no member of the Company Group is under investigation by any Governmental Body with respect to the violation of any Laws, in each case, the outcome of which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect. Notwithstanding anything to the contrary, the representations and other provisions of this Section 3.7(a) shall not apply to or limit, nor shall they be interpreted as applying to or limiting, the provisions of this Agreement regarding anti-money laundering Laws, Anti-Corruption Laws, Sanctions or Export Control Laws (including, without limitation, Sections 3.7(b) through 3.7(f)).

(b)            Section 3.7(b) of the Company Disclosure Schedule sets forth the complete list of all agents (including, without limitation, sales agents, distributors, resellers, freight forwarders, visa processing providers, and customs clearance providers) that are authorized by the Company to be used to conduct its business outside of the United States (the “Authorized Agents”). To the Company’s Knowledge, no agents other than the Authorized Agents are used by any member of the Company Group for these purposes. The Company represents and warrants that it conducted a comprehensive due diligence process aligned with industry best practices in connection with engaging the Authorized Agents and that the Authorized Agents are operating in material compliance with their agreements (or other arrangements or understandings) with the Company Group.

(c)            Except where the effects to the Company are not greater than de minimis to the Parent and the Company Group, taken as a whole, since April 24, 2019, (i) to the Knowledge of the Company, no member of the Company Group nor any current or former directors, officers, agents, employees, or any other Person, in each case acting for or on behalf of any member of the Company Group, is in violation of the Anti-Corruption Laws or otherwise, nor (A) has offered, promised, or given anything of value, directly or indirectly, to a Person in violation of applicable Anti-Corruption Laws; (B) has used or caused to be used, directly or indirectly, any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (C) has made or caused to be made, directly or indirectly, any unlawful payment to any Government Official; or (D) has unlawfully taken or caused to be taken, directly or indirectly, any corrupt action in furtherance of any offer, payment, promise to pay, or authorization of the payment of any money or anything of value, or any action in furtherance of any offer, gift, promise to give, or authorization of the giving of anything of value, to any Government Official, or to any Person while knowing or intending that all or some portion of the consideration remitted to that Person will be offered, paid, promised, or given to a Government Official, for the purposes (whether in whole or in part) of inducing or influencing a Government Official to do or refrain from doing any official act, in order to assist in obtaining or retaining business or directing business to any Person, or securing any improper advantage, and (ii) the operations of each member of the Company Group are, and, since April 24, 2019, have been and continue to be conducted in compliance with all applicable anti-money laundering Laws, Anti-Corruption Laws, applicable Sanctions, and applicable Export Control Laws and in material compliance with all other applicable Laws.

(d)            Except where the effects to the Company are not greater than de minimis to the Parent and the Company Group, taken as a whole, since April 24, 2019, (i) to the Knowledge of the Company, no member of the Company Group has received written notice or any other notice that such member of the Company Group has been the subject of any investigation, complaint or claim of any violation of any anti-money laundering Laws, Anti-Corruption Laws, Sanctions or Export Control Laws, or of any violation of any other similar applicable Laws, by any Governmental Body; and (ii) no written request for information or audits (other than in the ordinary course of business consistent with past practice) and no written Claims have been received by, and no written Claims have been filed against, any member of the Company Group, alleging any such noncompliance with any anti-money laundering Laws, Anti-Corruption Laws, Sanctions or Export Control Laws or noncompliance with any other similar applicable Laws.

(e)            To the Knowledge of the Company, no member of the Company Group nor any of their respective directors, officers, employees, or agents is a Person that is: (i) the target of any sanctions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control or the U.S. Department of State, the United Nations Security Council, the European Union, His Majesty’s Treasury or any other relevant sanctions authority of Australia, Canada, Japan, New Zealand or South Korea (collectively, “Sanctions”); (ii) owned or controlled by any Person(s) that are the target of Sanctions such that it is subject to the same prohibitions as such Person(s); or (iii) located, organized or resident in a country or territory that is the subject of comprehensive U.S. Sanctions (each such country or territory, a “Sanctioned Country”) (each Person referred to in the immediately preceding items (i) and (ii), a “Sanctioned Person”). No member of the Company Group has in the past five (5) years engaged in, or is now engaged in, directly or, to the Knowledge of the Company, indirectly, any dealings or transactions (i) in any applicable Sanctioned Country or (ii) with any Person that, at the time of the dealing or transaction, is or was a Sanctioned Person, and in each of sub-clauses (i) and (ii), in violation of applicable Sanctions the effects of which are not more than de minimis to the Company Group, individually or in the aggregate.

(f)             Each member of the Company Group is and, since April 24, 2019, has been, in compliance with all applicable Laws concerning the exportation, re-exportation, importation and temporary importation of any products, technology, technical data or services (together, “Export Control Laws”) and all applicable Sanctions, in each case, except to the extent the effects of such non-compliance would be de minimis to the Parent and the Company Group, taken as a whole. Each member of the Company Group has instituted and maintains policies and procedures reasonably designed to promote and achieve compliance with Anti-Corruption Laws and applicable Export Control Laws and applicable Sanctions.

3.8            Real Property.

(a)            Section 3.8(a) of the Company Disclosure Schedule sets forth (A) a complete list of all real property which any member of the Company Group owns in fee (such property, the “Owned Real Property”) including for each Owned Real Property, the (i) street address (or another reasonable description if the physical address is unavailable), (ii) size of the lot and improvements thereon (including the size of any building thereon), and (iii) current real property tax assessment, (B) all leases and subleases granting to any member of the Company Group a right to use or occupy any leased real property, and any amendments and modifications to such leases and subleases (collectively, the “Leases”) (such property, the “Leased Real Property” and, together with the Owned Real Property, collectively, the “Real Property”) and (C) for each parcel of Leased Real Property which Lease is either (1) not terminable by any member of the Company Group party thereto within one (1) year or (2) requires payments by any member of the Company Group in excess of one hundred thousand dollars ($100,000) annually, the (i) street address, (ii) commencement and expiration date of the lease, and (iii) rental rates. The applicable member of Company Group has (x) good, valid and indefeasible fee simple title to the Owned Real Property, free and clear of all Liens (except for Permitted Liens), and (y) valid and subsisting leasehold interests in the Leased Real Property. Except for the Permitted Liens, or as set forth in Section 3.8(a) of the Company Disclosure Schedule, no third party has any rights to occupy or otherwise use any portion of the Owned Real Property. No member of the Company Group has subleased any portion of the Leased Real Property to a third party. The Real Property is all the real property currently used or held for use by any member of the Company Group in connection with the operation of the Business and constitutes all of the real property needed for the conduct of the Business of the Company Group as currently conducted.

(b)            With respect to Owned Real Property, no member of the Company Group has received written notice of any Proceedings pending or threatened against any member of the Company Group challenging such member of the Company Group’s title to the Owned Real Property.

(c)            With respect to each Leased Real Property, (i) each of the Leases has been duly authorized by the applicable member of the Company Group and executed and is in full force and effect; (ii) no Company Group has received written notice of a currently outstanding default under any of the Leases and, to the Knowledge of the Company, no event has occurred which, with notice or the passage of time, or both, would give rise to such a default by the Company Group; and (iii) no Company Group has assigned, subleased, transferred, conveyed, mortgaged, deeded in trust or similarly encumbered any interest in any Lease.

(d)            Each parcel of Real Property (i) has all necessary occupancy and other certificates and permits, municipal and otherwise, for the lawful use and occupancy of the Real Property for the Business required to be obtained by any member of the Company Group, which occupancy and other certificates and permits are valid and in full force and effect; and (ii) does not have any outstanding written notice of violation or correcting work order for such Real Property issued to any member of the Company Group from any Governmental Body or any insurance company.

(e)            With respect to each parcel of Real Property, (i) no Governmental Body or other Person has commenced the exercise of the power of eminent domain or a similar power with respect to all or any material part of the Real Property, (ii) there are no pending or, to the Knowledge of the Company, threatened, condemnation or eminent domain proceedings that affect any Real Property, and the Company Group has not received notice of the same, (iii) excluding Environmental Laws, the Company Group has not received written notice from any Governmental Body of a currently outstanding and uncured violation of any applicable Laws, which, individually or in the aggregate, would reasonably be expected to have an adverse effect in excess of fifty thousand dollars ($50,000), and, to the Knowledge of the Company, no such violation now exists, (iv) there are no pending or, to the Knowledge of the Company, threatened, fire, health, safety, building, zoning, tax certiorari or other land use regulatory proceedings, lawsuits or administrative actions relating to any portion of the Real Property, which, if adversely determined could materially and adversely affect the current use or occupancy thereof, and the Company Group has not received written notice of the same, and (v) all improvements constituting a material part of the Real Property (including structural and foundational elements, mechanical and electrical systems, HVAC, life safety systems, roofs, parking and loading areas), are in good operating condition and repair, ordinary wear and tear excepted, and have been generally maintained in accordance with normal industry practice.

(f)             The Company Group has delivered to the Parent, to the extent the following are in the possession and control of any member of the Company Group, copies of each deed for each parcel of Owned Real Property vesting title to such parcel of Owned Real Property in the Company Group and all title insurance policies, all underlying title exception documents and surveys relating to the Owned Real Property.

(g)            The Company Group has delivered to the Parent true, correct and complete copies of all Leases for the Leased Real Property. To the Company’s Knowledge, no party to any such Lease has exercised any termination rights with respect to any such Lease.

3.9            Title to and Sufficiency of Assets; Personal Property Leases.

(a)            Each member of the Company Group has good, marketable and valid title to (or a valid leasehold interest in) all material assets owned by such member of the Company Group or purported by such member of the Company Group to be owned (or, as applicable, leased or licensed or purported to be leased or licensed by the Company Group) or used in its business, and such material assets are sufficient to conduct the business of the Company Group from and after the Closing without interruption and in the ordinary course of business consistent with past practices, and such title or leasehold interests are free and clear of Liens, except Permitted Liens. All assets owned by each member of the Company Group or purported by each member of the Company Group to be owned, that are, individually or in the aggregate, material to the operation of the business of the Company Group are in good condition and in a state of good maintenance and repair (ordinary wear and tear excepted) and are suitable for the purposes used.

(b)            All of the items of personal property that each member of the Company Group leases pursuant to a lease or other agreement (such leases and other agreements, collectively, the “Personal Property Leases”) are in good condition and repair (ordinary wear and tear excepted) and are suitable for the purposes used, and such property is in all material respects in the condition required of such property by the terms of the lease applicable thereto during the term of the lease. The Company Group has made available to the Parent true, correct and complete copies of the Personal Property Leases, together with all amendments, modifications or supplements thereto.

(c)            Each member of the Company Group has a valid and enforceable leasehold interest under each of the Personal Property Leases under which it is a lessee. Each of the Personal Property Leases is in full force and effect and no member of the Company Group has received or given any notice of any default or event that with notice or lapse of time, or both, would constitute a default by such member of the Company Group under any of the Personal Property Leases and, to the Knowledge of the Company, no other party is in default thereof, and no party to the Personal Property Leases has exercised any termination rights with respect thereto.

3.10          Financial Statements; Accountants; Intercompany Obligations.

(a)            Attached hereto as Section 3.10(a) of the Company Disclosure Schedule are true and complete copies of the following financial statements: (i) audited consolidated balance sheets of the Company Group as of December 31, 2022 and December 31, 2023, and the related audited consolidated statements of operations, comprehensive income, cash flows and stockholders’ equity for the fiscal years then ended (the “Company Audited Financial Statements”) and (ii) the unaudited consolidated condensed balance sheet of the Company Group as of June 30, 2024 (the “Latest Balance Sheet Date”), and the related unaudited consolidated condensed statements of operations, comprehensive income, cash flows and stockholders’ equity for the six (6)-month period then ended, together with all related notes thereto (collectively, the “Company Unaudited Financial Statements” and, together with the Company Audited Financial Statements, the “Company Financial Statements”).

(b)            Each of the Company Financial Statements (i) has been prepared in accordance with GAAP, applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and subject, in the case of the Company Unaudited Financial Statements, in the absence of footnotes, to changes resulting from normal, year-end audit adjustments made in the ordinary course of business), (ii) is prepared based upon the books and records of the Company Group during the periods involved and (iii) fairly presents in all material respects the financial position and operating results as of, and for the periods ended on, the respective dates thereof.

(c)            All books, records and accounts of the Company Group are accurate and complete in all material respects and are maintained in all material respects in accordance with good business practice and all applicable Laws. The Company Group maintains a system of internal accounting controls sufficient to provide reasonable assurances: (i) that all transactions of the Company Group are executed in accordance with appropriate authorizations of management; (ii) that all transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and other applicable Laws and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with appropriate authorizations of management; and (iv) regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets of the Company Group.

(d)            No member of the Company Group has liabilities (whether or not required by GAAP to be reflected on a consolidated balance sheet of the Company Group or the notes thereto), except (i) liabilities or obligations reflected on or reserved against on the Company Financial Statements, (ii) liabilities incurred in the ordinary course of business consistent with past practice since the date of the most recent Company Financial Statement or (iii) liabilities that are not material, individually or in the aggregate, to the Company Group, none of which liabilities described in clauses (ii) and (iii) is a liability for a breach of contract, breach of warranty, tort, infringement, violation of Law, or relate to any cause of action, claim or lawsuit.

(e)            No member of the Company Group is a party to, and no member of the Company Group has any commitment to become a party to (i) any joint venture, off-balance sheet partnership, or any similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among such member of the Company Group, on the one hand, and any other Person, including any structured finance, special purpose, or limited purpose Person, on the other hand); or (ii) any “off-balance sheet arrangements” (as defined in Item 2.03(d) of the SEC’s Current Report on Form 8-K).

(f)             No member of the Company Group has Indebtedness, other than as set forth in Section 3.10(f) of the Company Disclosure Schedule.

(g)            The Business does not require or involve the use of any letters of credit, surety bonds, guarantees or other credit support instruments, other than as set forth in Section 3.10(g) or Section 3.25 of the Company Disclosure Schedule.

(h)            The Company’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to the Company’s auditors and the audit committee of the Company Board (i) all significant deficiencies in the design or operation of internal controls which could adversely affect the Company Group’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls; and (ii) any fraud, whether or not material, that involves management or other Employees who have a significant role in the Company Group’s internal controls. Each member of the Company Group (x) has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 under the Exchange Act); (y) such disclosure controls and procedures are designed to ensure that material information relating to such member of the Company Group, is made known to such member of the Company Group’s principal executive officer and its principal financial officer by others within the Company Group; and (z) such disclosure controls and procedures are effective in timely alerting the applicable member of the Company Group’s principal executive officer and its principal financial officer to material information.

(i)             From January 1, 2022 through the date of this Agreement, neither the Company nor, to the Knowledge of the Company, any director, executive officer or accountant of the Company Group has, received any material complaint, allegation, assertion or claim that the Company Group has engaged in improper, illegal or fraudulent accounting or auditing practices. Since January 1, 2022, the Company Group has not identified and has not been advised in writing by the auditors of the Company Group of any fraud or allegation of fraud, whether or not material, that involves management or other employees of the Company Group who have a role in the Company Group’s internal controls over financial reporting. From January 1, 2022 through the date of this Agreement, no attorney representing the Company Group has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar material violation by the Company Group or any of their respective officers, directors, employees or agents to the board of directors or any committee thereof of any member of the Company Group.

(j)             All accounts payable and notes payable by the Company Group reflected in the Company Financial Statements or arising after the date thereof are the result of bona fide transactions with third parties have arisen in the ordinary course of business consistent with past practice and have been paid or are not yet due and payable.

(k)            The Company Group’s auditor, PricewaterhouseCoopers LLP, (i) is a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act of 2002), and (ii) as of December 31, 2023 and during the period covered by the Company Financial Statements on which they reported, is an independent certified public accounting firm with respect to the Company Group under Rule 101 of the American Institute of Certified Public Accountants Code of Professional Conduct.

(l)             The Company has not distributed or otherwise disbursed in any manner any portion of the proceeds received with respect to the Barge Rig Sale (other than any reasonable, documented out-of-pocket expenses related to such sale and the reasonable, documented out-of-pocket costs of any ongoing obligations related to such sale or as otherwise may be reduced pursuant to the terms hereof, which such amounts have been paid to the appropriate recipients thereof or set aside for such payment).

(m)            Section 3.10(m) of the Company Disclosure Schedule lists all of the Intercompany Obligations as of the date hereof (other than unwritten Intercompany Obligations entered into in the ordinary course of business consistent with past practices of the Company Group (1) that is not in violation of any applicable Law and (2) for which no liability of any kind is owed to any third party or Governmental Body).

3.11          Absence of Certain Changes. Except as set forth on Section 3.11 of the Company Disclosure Schedule or Contracts or amendments thereto entered into since the Latest Balance Sheet Date set forth on Section 3.13(a) of the Company Disclosure Schedule, (a) since the Latest Balance Sheet Date, (i) except as expressly contemplated by this Agreement, the Business of the Company Group has been conducted in the ordinary course of business consistent with past practice, and (ii) there have not occurred any changes, events, circumstances, occurrences, effects or developments that have had or would reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect; and (b) from the Latest Balance Sheet Date to the Execution Date, no action has been taken by any member of the Company Group that, if taken after the Execution Date without the written consent of the Parent, would constitute a breach of any of the covenants set forth in Section 5.1(b). Since the Latest Balance Sheet Date, there has not occurred any damage, destruction or casualty loss resulting in damages exceeding one hundred thousand dollars ($100,000) in the aggregate (whether or not covered by insurance) with respect to any individual asset owned by any member of the Company Group.

3.12          Environmental Matters. Except as set forth in Section 3.12 of the Company Disclosure Schedule:

(a)            Each member of the Company Group is, and for the last six (6) years has been, in compliance in all material respects with all Environmental Laws, which compliance includes holding and complying in all material respects with all Environmental Permits required for the operations of the Business as currently conducted. All such Environmental Permits are final and in full force and effect; no action is pending or, to the Knowledge of the Company Group, threatened to terminate, revoke or adversely and materially modify any such Environmental Permit;

(b)            No member of Company Group is subject to any pending or, to the Knowledge of the Company, threatened Proceeding arising under any Environmental Law, nor has any member of the Company Group received any written notice, order or complaint from any Governmental Body or Person alleging any Environmental Claim, or violation of or liability arising under any Environmental Law, which remains pending or unresolved;

(c)            There have been no Phase I and Phase II assessments conducted in the last six (6) years that reflect the sampling of soil, groundwater, surface water or air for the presence or absence of Hazardous Substances, related to any member of the Company Group;

(d)            Other than regulatory orders of general applicability to the industry as a whole and not issued in connection with specific allegations of noncompliance of the Company Group with Environmental Law, no member of the Company Group is subject to any consent agreement, consent decree, order, or settlement with respect to or relating to Environmental Law or Hazardous Substances;

(e)            (i) No member of the Company Group has disposed of, arranged for the disposal or recycling of, or Released any Hazardous Substances, (ii) there has been no Release of Hazardous Substances on, at, under, to or from (A) any property currently owned, operated, leased or occupied by the Company Group, (B) any property formerly owned, operated, leased or occupied by the Company Group during the time of such ownership, operation, lease or occupancy or (C) any location at which Hazardous Substances from the operations the Company Group have come to be located, and (iii) the Company Group has not caused or contributed to a Release of Hazardous Substances at, on, adjacent to, under or from property subject to Contract service by the Company Group, in each case of clause (i), (ii) and (iii), in a manner that would reasonably be expected to result, individually or in the aggregate, in any material Environmental Costs and Liabilities of any member of the Company Group;

(f)             Excluding customary and commercially reasonable indemnities or assumptions of liability entered into in the ordinary course of business by the Company Group pursuant to the Material Contracts, Leases, and Permits of the Company Group (provided that (i) no claims are pending or, to the Knowledge of the Company, threatened under such indemnities or assumptions of liabilities, (ii) any such indemnity or assumption of liability is not specific as to a pre-existing known liability arising under Environmental Law, and (iii) the Company has no Knowledge of any environmental condition that would give rise to a potential claim or expense under such indemnity or assumption of liability), no member of the Company Group has assumed, undertaken or provided an indemnity with respect to any material liability of any other Person relating to Environmental Law or Hazardous Substances;

(g)            No forms of financial assurance or security required under Environmental Law or Environmental Permits have been posted by any member of the Company Group;

(h)            To the Knowledge of the Company, no facts, circumstances or conditions currently exist that would reasonably be expected to adversely affect continued compliance in all material respects with or result in material liabilities under Environmental Laws and Environmental Permits or require currently unbudgeted, material capital expenditures to achieve or maintain continued compliance in all material respects with Environmental Laws and Environmental Permits and, to the Knowledge of the Company, no Environmental Laws have been adopted with a future compliance date that, or proposed that if adopted as proposed would, require currently unbudgeted capital expenditures or other material expenditures to achieve or maintain compliance with Environmental Law;

(i)             The Company Group has not entered into and is not subject to any voluntary agreement or voluntary program relating to Environmental Laws which materially restricts its operations or requires a material change in its operations or improvements to any of its assets; and

(j)             The Company Group has furnished or made available for review all material non-privileged documents within the possession or reasonable control of the Company Group regarding compliance or non-compliance by the Company Group with, or material liability by the Company Group under, Environmental Laws and Environmental Permits and Environmental Costs and Liabilities associated therewith, including (i) material Environmental Permits currently in effect and held by a member of the Company Group, (ii) Phase I and Phase II environmental site assessment reports; and (iii) any reports of material uncorrected Releases of Hazardous Substances (other than uncorrected Releases permitted under Environmental Permits) related to the Company Group, its currently or formerly owned or operated properties or facilities or its operations.

3.13          Material Contracts.

(a)            Section 3.13(a) of the Company Disclosure Schedule sets forth a complete and accurate list of any Contract other than any Company Benefit Program (each such Contract, a “Material Contract” and, collectively, the “Material Contracts”) that any member of the Company Group is a party to or bound by that:

(i)            relates to (A) the purchase of materials, supplies, goods, services, real property or other assets, or (B) the construction of capital assets and that provides for (x) payments by such member of the Company Group in excess of five million dollars ($5,000,000), calculated on an annualized basis, or (y) aggregate payments by such member of the Company Group in excess of five million dollars ($5,000,000), calculated on an annualized basis;

(ii)           is an agreement for the furnishing of services by any member of the Company Group to any of its customers that involves a binding commitment by such customer with aggregate payments to such member of the Company Group in excess of five million dollars ($5,000,000), calculated on an annualized basis;

(iii)          is a Contract obligating any member of the Company Group to exclusively provide or exclusively obtain products or services for a period of one (1) year or more or requiring any member of the Company Group to purchase or exclusively sell a stated portion of its requirements or outputs;

(iv)          contains any unexpired (A) (1) covenants of any member of the Company Group not to (x) compete in any line of business or with any Person in any geographical area or (y) solicit or hire any Person with respect to employment or (2) covenants of any Person not to (x) compete with the Company Group in any line of business or in any geographical area or (y) solicit or hire such Person with respect to employment or (B) exclusivity or “most favored nation” provisions, fixed pricing arrangements or commitments, or any exclusivity obligation;

(v)           is a Personal Property Lease involving, or expected to involve, aggregate payments by any member of the Company Group in excess of five hundred thousand dollars ($500,000) in any calendar year;

(vi)          is a Contract relating to the incurrence, assumption or guarantee of any material Indebtedness or imposing a Lien on any of the assets of any member of the Company Group, including indentures, guarantees, loan or credit agreements, sale and leaseback agreements, letters of credit, purchase money obligations incurred in connection with the acquisition of property, mortgages, pledge agreements, security agreements, or conditional sale or title retention agreements, or evidences a Capitalized Lease;

(vii)        grants any third Person, or obligates any member of the Company Group to exercise, an option, right of first refusal, right of first offer or other preferential right to purchase, sell, lease, encumber or transfer any right, title or interest in and to any material property of any member of the Company Group;

(viii)        (A) relates to the acquisition, issuance, voting, registration, sale, or transfer of any securities, (B) provides any Person with any preemptive right, right of participation, right of maintenance, or any similar right with respect to any securities, or (C) provides any member of the Company Group with any right of first refusal with respect to, or right to repurchase or redeem, any securities, in each case of clauses (A), (B) and (C), to the extent such Contract provisions remain valid and enforceable against the Company;

(ix)          provides for indemnification of any current or former officer or director of the Company which is still valid and enforceable;

(x)           is an agreement pursuant to which any member of the Company Group has any potential continuing indemnification obligations, excluding indemnities entered into in the ordinary course of business consistent with past practice;

(xi)          is in respect of the formation of any partnership, licensing arrangement, sharing of profits, or joint venture or otherwise relates to the joint ownership or operation of the assets owned by any member of the Company Group;

(xii)          is an acquisition, merger or similar Contract or other Contract relating to the acquisition or disposition of equity interests or material assets of any Person (other than Contracts in respect of the purchase of assets in the ordinary course of business that, individually and in the aggregate, are not material);

(xiii)        any exclusive licenses or non-exclusive licenses of Owned Intellectual Property or Licensed Intellectual Property (excluding “off-the-shelf” software licensed to any member of the Company Group on generally standard terms or conditions or involving consideration of less than one hundred thousand dollars ($100,000));

(xiv)        is a settlement contract or settlement agreement relating to Owned Intellectual Property;

(xv)         is an outstanding power of attorney empowering any Person to act on behalf of any member of the Company Group;

(xvi)        would be required to be filed by any member of the Company Group as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act if such item were applicable to any member of the Company Group;

(xvii)       is a (A) collective bargaining agreement or contract with any trade union or other labor organization, or (B) Contract with any current or former employee, director, individual or independent contractor, in each case, earning more than an annual base compensation or annual fees of four hundred thousand dollars ($400,000) annually or providing for severance (excluding end of service benefits or other statutory payments arising upon termination of employment), change in control, or retention payments with outstanding payments in excess of fifty thousand dollars ($50,000);

(xviii)      is a Contract involving any settlement, release, compromise or waiver of any material rights, claims, obligations, duties or liabilities in connection with any actual or threatened Proceeding involving any member of the Company Group or their Affiliates with unperformed obligations thereunder;

(xix)         is a Leased Real Property lease;

(xx)          is a Personal Property Lease;

(xxi)         is a Contract with any Top Customer, which (A) is in full force and effect, or (B) was in full force and effect in the last three (3) years;

(xxii)        is a Contract with any Top Vendor, which (A) is in full force and effect, or (B) was in full force and effect in the last three (3) years;

(xxiii)       is a Contract whereby breach or a termination for cause of such Contract directly caused by a material breach of such Contract by the Company Group could have a Material Adverse Effect; and

(xxiv)       is a Contract for which any member of the Company Group has an obligation to provide or maintain any Bonds that is enforceable.

(b)            Each of the Material Contracts is in full force and effect and is the legal, valid and binding obligation of the applicable member of Company Group, and of the other parties thereto, enforceable against each of them in accordance with its terms (subject to the Enforceability Exceptions and unless expired in accordance with its terms) and, upon consummation of the transactions contemplated by this Agreement, shall, except as otherwise set forth in Section 3.13(b)(i) of the Company Disclosure Schedule, continue in full force and effect without penalty or other adverse consequence, unless (A) terminated by a Top Customer at its convenience, or (B) expired in accordance with its terms. The applicable member of the Company Group has performed, in all material respects, all of the obligations under any Material Contract required to be performed by such member of the Company Group prior to the date of this Agreement. Except as set forth in Section 3.13(b)(ii) of the Company Disclosure Schedule, there exists no default or event of default or event, occurrence, condition or act, with respect to any member of the Company Group or, to the Knowledge of the Company, with respect to any other Person, which, with the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to (i) become a default or event of default under any Material Contract, or (ii) give any third party the right to: (A) declare a default or exercise any remedy under any Material Contract; (B) a rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Material Contract; (C) accelerate the maturity or performance of any obligation of any member of the Company Group under any Material Contract; or (D) cancel, terminate or modify any Material Contract, in each case, with respect to clauses (i), (ii)(A) or (ii)(B), the existence of which, individually or in the aggregate, would reasonably be expected to have an adverse effect in excess of fifty thousand dollars ($50,000). Except as set forth in Section 3.13(b)(iii) of the Company Disclosure Schedule, no party to any of the Material Contracts has exercised any termination rights with respect thereto or has given written notice of any dispute with respect to any Material Contract. The Company Group has made available to the Parent true, correct and complete copies of all of the Material Contracts, together with all amendments, modifications or supplements thereto.

(c)            No member of the Company Group is, and no member of the Company Group has been, a party to any Government Contract in the last three (3) years.

3.14          Proceedings; Orders. Except as set forth in Section 3.14(a) of the Company Disclosure Schedule, there is no, and for the past three (3) years there has not been any, Proceeding pending or threatened (in writing or, to the Knowledge of the Company, verbally) against any member of the Company Group (or to the Knowledge of the Company, pending or threatened, against any of the officers, managers, directors or employees of any member of the Company Group with respect to their business activities on behalf of the Company Group), or to which any member of the Company Group is otherwise a party before any Governmental Body, in each case, the existence of which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect. Except as set forth in Section 3.14(b) of the Company Disclosure Schedule, no member of the Company Group is subject to any Order, and no member of the Company Group is in breach or violation of any Order, in each case, the existence of which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect. Except as set forth in Section 3.14(c) of the Company Disclosure Schedule, no member of the Company Group is engaged in any Proceeding to recover monies due it or for damages sustained by it. There are no Proceedings pending or, to the Knowledge of the Company, threatened against any member of the Company Group or to which any member of the Company Group is otherwise a party relating to this Agreement or any other Transaction Document or the Transactions.

3.15          Permits. Each member of the Company Group holds and is in compliance in all material respects with all material Permits required for such member of the Company Group to conduct the Business as currently conducted (the “Company Permits”), and all such Company Permits are in full force and effect. Each member of the Company Group and has filed all material registrations, reports and documents, in each case, that are necessary or required in connection with the conduct of the Business of such member of the Company Group or the ownership, lease, use or operation of its assets or properties under applicable Laws. To the Knowledge of the Company, no member of the Company Group is in material default under or in material violation of any Company Permits, and no event has occurred or condition exists that, with or without notice or lapse of time or both, would constitute a material default or material violation of any term, condition or provision of any Company Permit. There are no Proceedings pending or, to the Knowledge of the Company, threatened, relating to the suspension, revocation or modification of any Company Permit, in each case, the existence of which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect. All applications required to have been filed for the renewal of any Company Permit have been duly filed on a timely basis with the appropriate Governmental Body, and all other filings required to have been made with respect to any such Company Permit, have been duly made on a timely basis with the appropriate Governmental Body, in each case, the non-renewal of which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. To the Knowledge of the Company, none of the Company Permits will be impaired or in any way affected by the consummation of the transactions contemplated by this Agreement and each such Permit will continue in full force and effect following the Closing. In the last five (5) years, no member of the Company Group has received any written notice from any Governmental Body regarding (a) any actual or alleged violation of or failure to comply with any term or requirement of any Company Permit, or (b) any actual revocation, withdrawal, suspension, cancellation, termination of, or modification to, any Company Permit, in each case with respect to clause (a) and (b), the existence of which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

3.16          Taxes.

(a)            All Tax Returns required to be filed (taking into account extensions of time for filing) by or with respect to any member of the Company Group have been timely filed and all such Tax Returns are complete and correct in all material respects. All Taxes that are due and payable by any member of the Company Group have been paid in full. All required estimated Tax payments sufficient to avoid any underpayment penalties or interest have been made by or on behalf of the Company Group.

(b)            All Taxes of the Company Group that are not yet due and payable have been fully accrued on the books of the applicable member of the Company Group.

(c)            There is no outstanding claim, deficiency or assessment against the Company Group for any Taxes that has been asserted in writing by any Governmental Body. No written claim has been made by a Governmental Body in a jurisdiction where any member of the Company Group does not file Tax returns or pay Taxes that it is obligated to file Tax Returns or pay Taxes in such jurisdiction. There is no pending audit, examination or other proceeding (and no member of the Company Group has received notice in writing of any proposed or threatened audit, examination or other proceeding) relating to the assessment or collection of any Taxes due from any member of the Company Group.

(d)            All Taxes required to be withheld, collected or deposited by or with respect to any member of the Company Group have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant taxing authority.

(e)            There are no outstanding agreements or waivers extending the time for the assessment or payment of any Taxes of any member of the Company Group.

(f)            There are no Liens (other than Permitted Liens) on any of the assets of the Company Group that arose in connection with any failure (or alleged failure) to pay any Tax.

(g)            No member of the Company Group has participated, nor or is currently participating, in any “reportable transaction,” as defined in Treasury Regulations § 1.6011-4(b).

(h)            No member of the Company Group has previously been a member of a Consolidated Group, other than a group of which the Company is the common parent.

(i)             No member of the Company Group is a party to any Tax allocation, sharing or indemnity Contract or arrangement (not including any Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business consistent with past practice and not primarily relating to Tax (e.g., leases, credit agreements or other commercial agreements)). No member of the Company Group has any liability for Taxes of any Person (other than another member of the Company Group) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor.

(j)             No member of the Company Group will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign Tax Law) executed on or prior to the Closing Date; (iii) intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign Tax Law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount or deferred revenue received or accrued on or prior to the Closing Date. No member of the Company Group has elected to defer the payment of any “applicable employment taxes” (as defined in Section 2302(d)(1) of the CARES Act) pursuant to Section 2302 of the CARES Act and no member of the Company Group has claimed any “employee retention credit” pursuant to Section 2301 of the CARES Act. No member of the Company Group uses, and no member of the Company Group has used, the cash receipts and disbursements method of accounting for income Tax purposes.

(k)            No member of the Company Group has a request for a private letter ruling, a request for administrative relief, a request for technical advice, a request for a change of any method of accounting, or any other request pending with any Governmental Body that relates to the Taxes or Tax Returns of any member of the Company Group. No member of the Company Group has executed or filed with any Governmental Body any agreement or other document extending or having the effect of extending the statute of limitations for assessment, collection or other imposition of any Tax.

(l)             No member of the Company Group has been, in the past five (5) years, a party to a transaction reported or intended to qualify as a reorganization under Section 368 of the Code. No member of the Company Group has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

(m)            No member of the Company Group is subject to a Tax holiday or Tax incentive or grant in any jurisdiction that based on applicable Law could be subject to recapture at or following the Closing. No member of the Company Group engages in (or has engaged) in a trade or business in a country other than the country in which such member is licensed registered, or qualified to business, incorporated or otherwise organized.

(n)            No member of the Company Group has an “excess loss account” with respect to stock owned in any other member of the Company Group.

(o)            No member of the Company Group has any item of income, gain, loss, expense or deduction that remains deferred under the intercompany transaction rules of Treasury Regulation Section 1.1502-13 (or similar provision of state, local or non-U.S. Law).

(p)            Section 3.16(p) of the Company Disclosure Schedule lists each member of the Company Group, the jurisdiction in which such member is incorporated or is otherwise organized, such member’s status for U.S. federal income Tax purposes, and whether an election has been made under Treasury Regulation Section 301.7701-3 with respect to the status of such member.

(q)            No member of the Company Group is subject to any gain recognition agreements under Section 367 of the Code.

(r)             No member of the Company has an “overall foreign loss” within the meaning of Section 904(f) of the Code.

(s)            Except as set forth on Section 3.16(s) of the Company Disclosure Schedule, each member of the Company Group has complied in all material respects with all transfer pricing rules (including maintaining appropriate documentation for all transfer pricing arrangements for purposes of Section 482 of the Code (or any similar provision of non-U.S. Law)).

3.17          Company Employee Benefits.

(a)            Section 3.17(a) of the Company Disclosure Schedule provides a list of each material Employee Benefit Plan which is sponsored, maintained, or contributed to, or is required to be contributed to, by any member of the Company Group, or has been sponsored, maintained, or contributed to, or with respect to which any member of the Company Group has or could have any liability or obligation (whether on an actual or contingent basis, including, without limitation, by or through an ERISA Affiliate), by any member of the Company Group, but excluding any plan that is required to be maintained by applicable Law, other than pursuant to Code Sections 4980B, 4980D or 4980H of the Code, or that is sponsored in or whole or in part by any non-U.S. union, non-U.S. employee organization, or Governmental Body (each, a “Company Benefit Program”). For purposes of this Agreement, the term “Employee Benefit Plan” means:

(i)            any “employee benefit plan,” as such term is defined in Section 3(3) of ERISA (including, but not limited to, employee benefit plans, such as foreign plans, which are not subject to the provisions of ERISA); and

(ii)           any employment, consulting, separation, severance, retention, profit-sharing, savings, stock option, stock appreciation right, phantom stock, equity or equity-based compensation, phantom equity, collective bargaining agreement, change-in-control, bonus, incentive compensation, equity purchase right, salary continuation, severance pay, deferred compensation, supplemental income, vacation, paid-time off, holiday, paid sick leave, disability, death benefit, group welfare insurance, hospitalization, health, medical, dental, vision, life, Code Section 125 “cafeteria” or “flexible” benefit, educational assistance or fringe benefit plan, program, policy, practice, fund, agreement or arrangement and each other compensation or benefit plan, policy, agreement, arrangement, program, practice or understanding, whether written or unwritten, which is not described in Section 3.17(a)(i).

(b)            True, correct and complete copies of each written Company Benefit Program, related trusts, insurance policies or group annuity contracts and each other funding or financing arrangement relating to any Company Benefit Program, including all amendments thereto, have been furnished to the Parent, as well as (i) all reports, including nondiscrimination and other required annual testing results and actuarial reports, for the prior three (3) plan years, to the extent applicable; (ii) all personnel, payroll, and employment manuals and policies; (iii) copies of any nonroutine correspondence with or to the Internal Revenue Service or any other Governmental Body; and (iv) the IRS Form 1094-C filed with the IRS and a representative sample IRS Form 1095-C provided to an employee for the three (3) most recent tax years. There has also been furnished to the Parent, with respect to each Company Benefit Program for which such report and description is required to be filed, the most recent report on Form 5500 with related disclosure schedules, audited financial statements and actuarial reports and the current summary plan description and any corresponding summaries of material modifications. If a Company Benefit Program has not been reduced to writing, a written summary of all material terms of such plan has been provided to the Parent. Additionally, the most recent determination letter (or opinion letter, if applicable) from the Internal Revenue Service for each Company Benefit Program intended to be qualified under Section 401(a) of the Code has been furnished to the Parent.

(c)            Each Company Benefit Program has been established and currently is administered in compliance in all material respects with its terms, the applicable provisions of ERISA, any collectively bargaining agreement, the Code and all other applicable Laws.

(d)            There are no Proceedings pending (other than routine claims for benefits in the ordinary course of business) or, to the Knowledge of the Company, threatened against, or with respect to, any Company Benefit Program or its assets, and, to the Knowledge of the Company, no set of circumstances exists which may reasonably be expected to give rise to a Proceeding (other than routine claims for benefits in the ordinary course of business), against any Company Benefit Program, any fiduciaries thereof with respect to their duties to the Company Benefit Program or the assets of any of the trusts under any Company Benefit Program.

(e)            No member of the Company Group nor any of their respective ERISA Affiliates sponsors, contributes to or is required to contribute to or has sponsored, maintained or contributed to, or has been required to contribute to, or has any liability or obligation (whether on an actual or contingent basis) with respect to, any of the following: (A) any plan subject to Title IV of ERISA or Section 302 of ERISA or Section 412, 430 or 4971 of the Code; (B) any plan that has two (2) or more contributing sponsors at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA; or (C) any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA; (D) any “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code; or (E) any “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(f)             There does not now exist, nor do any circumstances exist that could result in, any Controlled Group Liability that would be, or could reasonably be expected to become, a liability of the Parent or any of its Affiliates upon or following the Closing.

(g)            No member of the Company Group has post-termination or post-retirement liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA (or similar state Law).

(h)            Each member of the Company Group has made all payments and contributions to each Company Benefit Program on a timely basis as required by the terms of each such Company Benefit Program (and any insurance contract funding such plan) and all applicable Laws and, to the extent any payment or contribution is not required to be made or paid on or before the date hereof, it has been fully reflected on the Company Financial Statements.

(i)             No member of the Company Group nor any of their respective ERISA Affiliates or any other Person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any of the Company Benefit Programs or their related trusts, any member of the Company Group, or any person that any member of the Company Group has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(j)             Each Company Benefit Program that is intended to be qualified under Section 401(a) of the Code (“Qualified Plan”) has received a favorable determination letter (or may rely upon a favorable opinion letter, if applicable) that has not been revoked, and there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Qualified Plan or its related trust.

(k)            Except as provided in Section 3.17(k)(i) of the Company Disclosure Schedule, neither the execution of this Agreement, equityholder approval of this Agreement, nor the consummation of the Transactions (whether alone or in connection with any subsequent event(s)), will result in, or cause, (i) any increase in the amount or value of, any payment or benefit to any Employee or former employee, officer or director of any member of the Company Group, including any severance, retention or change of control bonus or similar payments; (ii) any limitation on the right of the to amend, merge, or terminate any Company Benefit Program; (iii) accelerated vesting, funding (through a grantor trust or otherwise), delivery or time of payment to any current or former employee, officer or director of any member of the Company Group of any payment or benefit; or (iv) any increase in the amount payable or result in any other obligation pursuant to any Company Benefit Programs. Except as provided in Section 3.17(k)(ii) of the Company Disclosure Schedule, no amount or benefit paid or payable by any member of the Company Group or that could otherwise be received on account of the Closing (whether in cash, in property, in the form of benefits or vesting in cash or property) in connection with the consummation of the Transactions (either solely as a result thereof or as a result of such transactions in conjunction with any other event), or any portion thereof, will be an “excess parachute payment” within the meaning of Section 280G of the Code.

(l)            Each Company Benefit Program that is a nonqualified deferred compensation plans subject to Code Section 409A has been operated in compliance with Code Section 409A and the regulations and other authoritative guidance issued thereunder, and no member of the Company Group has any obligation to “gross-up” or otherwise indemnify any individual for the imposition of the excise taxes under Code Section 409A or Section 4999.

3.18            Labor Matters.

(a)            Section 3.18(a) of the Company Disclosure Schedule sets forth a true and correct schedule, as of such date, setting forth the name of each employee and, with respect to each such employee, his or her: (i) employing entity; (ii) job title, location of employment and full-time or part-time status; (iii) base annual salary (if paid by salary) or hourly rate of pay (if paid by an hourly rate); (iv) status as exempt or non-exempt under the FLSA and any other applicable, similar Laws; (v) total bonus compensation or other incentive compensation paid in 2023; (vi) bonus compensation and other similar incentive compensation paid or eligible for payment for 2024; (vii) hire date and service date (if different); (viii) accrued, unused paid time off balance; (ix) active or inactive status and, if inactive, expected return to work date, if known; and (x) identification of whether such employee has a visa that is currently sponsored by the Company Group. Except as set forth in Section 3.18(a) of the Company Disclosure Schedule, all employees are employed with the applicable member of the Company Group on an at-will basis.

(b)            Except as set forth in Section 3.18(b) of the Company Disclosure Schedule, (i) no member of the Company Group is, or has been during the past four (4) years, a party to or bound by any collective bargaining agreement or any other Contract with any labor union, trade union, works council, or other representative of employees and no such agreements are being negotiated; (ii) no labor organization or group of employees of any member of the Company Group has provided notice to any member of the Company Group of a pending demand for recognition or certification; (iii) to the Knowledge of the Company, there are no representation or certification proceedings or petitions seeking a representation or certification proceeding presently pending, or filed, with the National Labor Relations Board or any other labor relations tribunal or authority; (iv) to the Knowledge of the Company, there are no pending or, threatened union organizing activities with respect to any member of the Company Group and the Company represents that no such activities have occurred within the past four (4) years; and (v) there is no labor strike, work stoppage, slowdown, lockout, arbitration, or unfair labor practice charge or grievance, or other material labor dispute pending or, threatened against or involving any member of the Company Group, and the Company represents that no such dispute has occurred within the past four (4) years.

(c)            Each member of the Company Group is, and for at least the past three (3) years has been, in compliance in all material respects with all Laws with respect to the employment or engagement of employees (including, without limitation, the FLSA and all such Laws regarding wages and/or hours, classification of employees and independent contractors, Davis-Bacon and Related Acts, collective bargaining, labor relations, anti-discrimination, anti-retaliation, accommodation, recordkeeping, employee leave, sick leave, vacation or paid time off, Tax withholding and reporting, eligibility to be legally employed, meal and rest breaks or periods, reinstatement from leave, harassment or other training, use of consumer reports, WARN, pay equity, workers’ compensation, immigration, safety). As of the Closing Date, to the Knowledge of the Company, the Company Group will be in material compliance with respect to the payment of any wages, bonuses, compensation or other sums owed or due to any present or former employee or independent contractor of any member of the Company Group who has provided services with respect to any member of the Company Group as of such date. To the Knowledge of the Company, all employees of any member of the Company Group are authorized to work under the Laws applicable to each employee’s assigned work location, including under all applicable immigration Laws. Except as set forth in Section 3.18(c) of the Company Disclosure Schedule, there has been no liability under WARN or any other similar applicable Law with respect to any member of the Company Group within the last four (4) years.

(d)            Section 3.18(d) of the Company Disclosure Schedule sets forth a true and correct schedule, as of such date, setting forth the name of each current individual independent contractor of any member of the Company Group for the past three (3) years, the total amount paid to each such independent contractor during this time period by year, and all agreements with any such independent contractor. Each member of the Company Group is and for at least the past three (3) years has properly classified all independent contractors in compliance with all applicable Laws.

(e)            Except as set forth in Section 3.18(e) of the Company Disclosure Schedule, there are no, and in the past four (4) years there have been no, actions, claims, or Proceedings pending or, to the Knowledge of the Company, threatened by or before any Governmental Body brought by any current or former employee or independent contractor, relating to labor or employment practices, or any alleged non-compliance with any Laws relating to labor or employment that had or could reasonably be expected to result in liability to the Company Group, the effects of which are not more than de minimis to the Parent and the Company Group, taken as a whole. To the Knowledge of the Company, in the past three (3) years no current or former employee has made any material sexual harassment claim against any senior management employee or senior supervisory employee of any member of the Company Group concerning or relating to the Person’s employment with any member of the Company Group. No member of the Company Group is engaged in any material dispute or controversy with any independent contractor.

(f)            To the Knowledge of the Company, except as set forth in Section 5.13 of the Company Disclosure Schedule, no officer, executive or key employee of any member of the Company Group: (i) has any present intention to terminate his or her employment with the applicable member of the Company Group within the first twelve (12) months immediately following the Closing Date; or (ii) is party to or bound by any non-competition, non-solicitation, confidentiality, non-disclosure, no-hire, or similar agreement that could restrict such person in the performance of his or her duties for the applicable member of the Company Group or the ability of any member of the Company Group to conduct its business.

3.19            Affiliated Transactions. Except (a) as set forth Section 3.19 of the Company Disclosure Schedule and (b) for transactions for compensation (whether salary, bonus, incentive awards, severance or otherwise) paid or payable by any member of the Company Group to employees of the Company Group, no officer, director, Affiliate of the Company (other than any member of the Company Group), Key Employee, owner of 5% or more of the shares of Company Common Stock or, to the Knowledge of the Company, any member of such Person’s immediate family (or any legal entity in which such person has the power to direct or control the actions of such legal entity) (collectively, the “Affiliate Persons”): (i) owes any amount to any member of the Company Group nor does any member of the Company Group owe any amount to, or has any member of the Company Group committed to make any loan or extend or guarantee credit to or for the benefit of any Affiliate Person, (ii) is involved in any transaction, business arrangement or other relationship with any member of the Company Group (whether written or oral), (iii) owns any property or right, tangible or intangible, that is used by any member of the Company Group, (iv) has any claim or cause of action against any member of the Company Group, or (v) owns any direct or indirect interest of any kind in, or controls or is a manager, director, officer, employee or partner of, or consultant to, or lender to or borrower from or has the right to participate in the profits of, any Person which is a competitor, supplier, service provider, customer, client, landlord, tenant, creditor or debtor of any member of the Company Group (each, a “Affiliate Transaction”). Each Affiliate Transaction has been conducted at arms’-length and in compliance with all applicable Laws.

3.20            Insurance Coverage. Each member of the Company Group has insurance policies in full force and effect (a) for such amounts as are sufficient for all requirements of Law and all agreements to which such member of the Company Group is a party or by which it is bound, and (b) which are in such amounts, with such deductibles and against such risks and losses, as are reasonable for the business, assets and properties of such member of the Company Group. Set forth in Section 3.20(a) of the Company Disclosure Schedule is a list of all insurance policies and all fidelity bonds held by or applicable to any member of the Company Group setting forth, in respect of each such policy, the policy name, policy number, carrier, term, type and amount of coverage and annual premium, whether the policies may be terminated upon consummation of the transactions contemplated hereby and if and to what extent events being notified to the insurer after the Closing Date are generally excluded from the scope of the respective policy. Except as set forth in Section 3.20(b) of the Company Disclosure Schedule, no event relating to any member of the Company Group has occurred which could reasonably be expected to result in a retroactive upward adjustment in premiums under any such insurance policies or which could reasonably be expected to result in a prospective upward adjustment in such premiums. Excluding insurance policies that have expired and been replaced in the ordinary course of business consistent with past practices, no insurance policy has been cancelled within the last three (3) years and, to the Knowledge of the Company, no threat has been made to cancel any insurance policy of any member of the Company Group during such period. Except as set forth in Section 3.20(c) of the Company Disclosure Schedule, all such insurance will remain in full force and effect immediately following the consummation of the transactions contemplated hereby. No event has occurred, including the failure by any member of the Company Group to give any notice or information or any member of the Company Group giving any inaccurate or erroneous notice or information, which limits or impairs the rights of any member of the Company Group under any such insurance policies.

3.21            Intellectual Property and Data Privacy.

(a)            Section 3.21(a) of the Company Disclosure Schedule contains a complete and accurate list of all registered and applied for Owned Intellectual Property and all Software owned or purported to be owned by any member of the Company Group.

(b)            (i) All Owned Intellectual Property currently used in the Business is valid, subsisting, and enforceable and (ii) no Owned Intellectual Property that is material to the Business has been abandoned, canceled or adjudicated invalid (excepting any expirations in the ordinary course of business consistent with past practice), or is subject to any outstanding order, judgment or decree restricting its use.

(c)            Each member of the Company Group owns all right, title and interest in and to, or otherwise possess valid licenses or other rights to use, all Intellectual Property Rights used in operation of the Business as presently conducted, free and clear of all Liens (other than Permitted Liens). The consummation of the Transactions will not alter or impair the ownership or right of any member of the Company Group to use any such Intellectual Property Rights or any component thereof, except in a manner that would not be, and would not reasonably be expected to be, material to the Company Group taken as a whole.

(d)            The operation of the Business of each member of the Company Group currently used to conduct the Business does not infringe upon, misappropriate, dilute, or otherwise violate any Intellectual Property Rights of any third party. There are no unresolved pending or, to the Knowledge of the Company, threatened actions or claims that allege that any member of the Company Group has infringed, misappropriated, diluted or otherwise violated the Intellectual Property Rights of any third party, or that any of the Owned Intellectual Property is invalid, unenforceable, not owned or not owned exclusively by such member of the Company Group, and no member of the Company Group has received any written notice alleging that it has violated any third party Intellectual Property Rights. Except as set forth on Schedule 3.21(d) of the Company Disclosure Schedule, to the Knowledge of the Company, no third party is infringing, misappropriating or otherwise diluting or violating rights in any Owned Intellectual Property.

(e)            No Owned Intellectual Property is subject to any outstanding court order or decree against any member of the Company Group.

(f)            Each member of the Company Group has maintained commercially reasonable practices to protect the confidentiality of the material trade secrets of the Company Group and have required all employees and other Persons with access to any member of the Company Group’s trade secrets to execute contracts requiring them to maintain the confidentiality of such information, except as would not reasonably be expected to be material to the Company Group taken as a whole.

(g)            All current and former employees of the Company Group who contributed to the development of any Owned Intellectual Property have executed contracts that presently assign to the applicable member of the Company Group all of such Person’s respective Intellectual Property Rights, or a similar assignment of rights has occurred by operation of law, except where the effects to the Company are not greater than de minimis to the Parent and the Company Group, taken as a whole.

(h)            The IT Systems of each member of the Company Group are adequate in all material respects for the current requirements of and use in the Business. Except as set forth on Section 3.21(h) of the Company Disclosure Schedule, no member of the Company Group has in the past three (3) years experienced a failure, virus, bug, breakdown of, material substandard performance or breach of any part of the IT Systems of the Company Group which has caused material disruption or interruption to its use by such member of the Company Group or such member of the Company Group’s customers. The Company Group has taken commercially reasonable steps to provide for the backup and recovery of data and information, have commercially reasonable disaster recovery plans, procedures and facilities, and, as applicable, has taken commercially reasonable steps to implement such plans and procedures. The IT Systems of the Company Group do not contain any Malicious Code designed to permit (i) unauthorized access to a computer or network of a member of the Company Group, or (ii) unauthorized disablement or erasure of software, hardware or data of a member of the Company Group. Each member of the Company Group has implemented commercially reasonable technical, administrative, and physical measures designed to protect the integrity and security of the computer systems of the Company Group and the data stored thereon from unauthorized use, access, or modification by unauthorized third parties.

(i)            To the Knowledge of the Company, the Software owned by each member of the Company Group is not distributed with any software that is licensed pursuant to an “open source” or other third party license agreement that, as such Software is used by the applicable member of Company Group, requires the disclosure or licensing of any source code owned by any member of the Company Group.

(j)            All IT Systems owned or controlled or operated by any member of the Company Group for the benefit of its customers (collectively, the “Hosting Computer Systems”) are in good working order and condition in all material respects. The applicable member of the Company Group lawfully owns, leases or licenses all Hosting Computer Systems that are used in the operations of the Business as of the date of this Agreement. Each member of the Company Group maintains commercially reasonable administrative, physical and technical security controls for the Hosting Computer Systems that are designed to safeguard the Hosting Computer Systems against the risk of business disruption arising from attacks (including virus, exploit and denial-of-service attacks), unauthorized activities of any employee or contractor of any member of the Company Group, hackers or any other Person. To the Knowledge of the Company, no member of the Company Group is in breach of any of its contracts or licenses relating to Hosting Computer Systems. No member of the Company Group is subject to an audit of any kind in connection with any license or other contracts pursuant to which such member of the Company Group holds rights to any third party Software, nor has received any notice of intent to conduct any such audit. Each member of the Company Group implements commercially reasonable measures designed to prevent the introduction of Malicious Code into the Hosting Computer Systems.

(k)            The use of the Personal Information by each member of the Company Group in connection with the Business does not infringe or violate the rights of any person or otherwise violate any applicable Law in any material respect. Each member of the Company Group has collected, stored and processed Personal Information from distributors, resellers, partners or customers in accordance with applicable Privacy and Security Law and such Personal Information can be used by the Parent after the Closing in the manner presently used by, and in a manner consistent with the past practices of, each member of the Company Group.

(l)            Each member of the Company Group complies, and has in the past three (3) years complied with in all material respects, (i) all applicable Privacy and Security Laws, (ii) all applicable Privacy Policies, and (iii) its contractual obligations, in each case, with respect to the Processing of Personal Information (collectively, “Privacy Commitments”). Personal Information is Processed by the Company Group in material compliance with applicable Privacy Commitments. Where required by applicable Privacy and Security Law, each member of the Company Group has presented or otherwise made available a Privacy Policy to individuals prior to the collection of any Personal Information, and all such applicable Privacy Policies are and have been accurate and not misleading or deceptive (including by omission). With respect to Personal Information collected by or on behalf of the Company Group, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not violate any Privacy Commitments or require the consent of any person concerning such person’s Personal Information. Where required by applicable Privacy and Security Laws, each member of the Company Group has entered into contracts with all Data Partners which materially comply with applicable Privacy and Security Laws.

(m)            (i) Each member of Company Group has implemented and maintained commercially reasonable security measures, including a written and comprehensive information security program, designed to: (A) protect and maintain the security of any Personal Information in their possession or control and to protect such Personal Information against any Security Breach; and (B) identify and address risks relating to Personal Information in their possession or control. (ii) Except as set forth on Section 3.21(m)(ii) of the Company Disclosure Schedule, each member of the Company Group has not (A) experienced any material Security Breach, (B) been required pursuant to any applicable Privacy and Security Law to notify any customer, consumer, employee, Governmental Body, or other Person of any Security Breach, (C) to the Knowledge of the Company, been the subject of any inquiry, investigation or enforcement action of any Governmental Body with respect to compliance with any Privacy and Security Law, or (D) received any written notice, request, claim, complaint, correspondence or other written communication from any Governmental Body or other Person relating to any Security Breach or violation of any Privacy and Security Laws. Except as set forth on Section 3.21(m)(ii) of the Company Disclosure Schedule, to the Knowledge of the Company, no Data Partner of the Company Group has experienced any material Security Breach affecting Personal Information collected by or on behalf of the Company Group. Neither any member of the Company Group nor any third party acting at the direction or authorization of any member of the Company Group has paid any perpetrator of any actual or threatened Security Breach or cyberattack, including a ransomware attack or a denial-of-service attack.

3.22            Customers and Suppliers.

(a)            Set forth in Section 3.22(a) of the Company Disclosure Schedule, are the twenty (20) largest customers of the Company Group (“Top Customers”), by dollar volume, during the periods beginning (i) January 1, 2022 and ending on December 31, 2022, and (ii) January 1, 2023 and ending on December 31, 2023, and (iii) January 1, 2024 and ending on June 30, 2024, and set forth opposite the name of each such Top Customer is the dollar amount of revenue attributable to such Top Customer for such periods. No member of the Company Group is engaged in any material dispute with any Top Customer, and no Top Customer has notified any member of the Company Group that it intends to terminate, suspend or materially reduce its business relations with such member of the Company Group.

(b)            Set forth in Section 3.22(b) of the Company Disclosure Schedule are the twenty (20) largest suppliers and vendors of the Company Group (“Top Vendors”), by dollar volume, during the periods beginning (i) January 1, 2022 and ending on December 31, 2022, (ii) January 1, 2023 and ending on December 31, 2023, and (iii) January 1, 2024 and ending on June 30, 2024, and set forth opposite the name of each such Top Vendor is the dollar amount of costs attributable to such Top Vendor for such periods. No member of the Company Group is engaged in any material dispute with any Top Vendor, and no Top Vendor has notified any member of the Company Group that it intends to terminate, suspend or materially reduce its business relations with such member of the Company Group.

3.23            Accounts and Notes Receivable and Payable. A complete and accurate list of the accounts receivable reflected on the Company Financial Statements and arising after December 31, 2023, showing the aging thereof, have been made available to the Parent. All accounts and notes receivable of the Company Group have arisen from bona fide transactions in the ordinary course of business consistent with past practice and are payable on ordinary trade terms. All accounts and notes receivable of the Company Group reflected on the Company Financial Statements are good and collectible at the aggregate recorded amounts thereof, net of any applicable reserve for returns, discounts or doubtful accounts reflected thereon, which reserves are adequate and were calculated in a manner consistent with past practice and in accordance with GAAP consistently applied. All accounts and notes receivable of the Company Group arising after December 31, 2023, are good and, to the Knowledge of the Company, collectible at the aggregate recorded amounts thereof, net of any applicable reserve for returns or doubtful accounts, which reserves are adequate and were calculated in a manner consistent with past practice and in accordance with GAAP consistently applied. None of the accounts or the notes receivable of the Company Group (i) are subject to any setoffs or counterclaims or (ii) represent obligations for goods sold on consignment, on approval or on a sale-or-return basis or subject to any other repurchase or return arrangement.

3.24            Product and Service Liability and Warranty. During the five (5)-year period prior to the Closing Date, each service provided and each product sold, manufactured, designed, packaged, distributed or leased by any member of the Company Group has been in material conformity and compliance with all applicable contractual commitments and all express and implied warranties. To the Knowledge of the Company, and subject to Section 3.24 of the Company Disclosure Schedule, no member of the Company Group has any material liability, and, there is no basis for any present or future material Proceeding against any member of the Company Group giving rise to any liability, arising out of product liability obligations or claims, or any injury to Person or property, in each case, as a result of a service provided by or any product sold, manufactured, designed, packaged, distributed or leased by any member of the Company Group, other than for routine warranty claims in the ordinary course of business consistent with past practice that, in the aggregate, do not exceed the reserve therefor in the Company Unaudited Financial Statements. To the Knowledge of the Company, and subject to Section 3.24 of the Company Disclosure Schedule, no product sold, manufactured, designed, packaged, distributed or leased by any member of the Company Group: (a) contains any design, manufacturing or other defect; or (b) is subject to any recall, guarantee, warranty, or indemnity beyond the applicable standard terms and conditions of sale, lease or service. Section 3.24 of the Company Disclosure Schedule sets forth a true, correct and complete list of all material warranty claims made during the five (5)-year period prior to the Closing Date in excess of two hundred fifty thousand dollars ($250,000) with respect to any product or service sold, manufactured, designed, packaged, distributed, leased, provided or otherwise delivered by any member of the Company Group.

3.25            Bonds. Section 3.25 of the Company Disclosure Schedule, sets forth a true, correct and complete list of all outstanding Bonds, including, with respect to each such Bond: (a) the amount outstanding; (b) the issuing Person; (c) the start date; (d) the completion date; (e) the Bond number; (f) the Bond type; (g) the name of the associated customer (obligee); (h) the associated job name, number and location (including whether prime or subcontract); (i) any associated collateral; (j) any related personal guarantee; (k) each associated Contract; and (l) any payments that have been made within the five (5)-year period prior to the Execution Date under such Bond on any member of the Company Group’s behalf.

3.26            CARES Act and PPP Loan. Except as set forth in Section 3.26 of the Company Disclosure Schedule, no member of the Company Group has (a) received any funds or grants (including a PPP loan) under the CARES Act and COVID Relief Programs, (b) deferred any payroll Taxes, or (c) availed itself of any of the Tax deferral, credits or any other benefits pursuant to the CARES Act and COVID Relief Programs.

3.27            Bank Accounts. Section 3.27 of the Company Disclosure Schedule sets forth a true and complete list of each of the Company Group’s bank accounts, including lock-box accounts, and each safety deposit box (the “Company Bank Accounts”). Such list also specifies the type of account (e.g., checking account, payroll, etc.) and the names and identification of all persons authorized to draw on, or who otherwise have access to, such accounts or such safety deposit boxes. There are no Liens, other than Permitted Liens, on any of the Company Bank Accounts.

3.28            Brokers’ Fee. Except as set forth in Section 3.28 of the Company Disclosure Schedule, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company Group.

3.29            Anti-Takeover Statutes. The approval of the Company Board of this Agreement and the Transactions represents all the action necessary to render inapplicable to this Agreement and the Transactions the restrictions of any “fair price,” “moratorium”, “control share acquisition” or similar anti-takeover Law or any anti-takeover provision in any of the Company Group’s Organizational Documents that is applicable to any member of the Company Group, the shares of Company Common Stock, this Agreement or the Transactions.

3.30            No Other Representations. Except for the representations and warranties contained in this Article III (including the related portions of the Company Disclosure Schedule), none of the Company Group or any other person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of the Company Group. Without limiting the foregoing, the Company makes no representation or warranty to the Parent with respect to any business or financial projection or forecast relating to the Company or any of its Subsidiaries, whether or not included in the Data Room or any management presentation.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE PARENT AND THE MERGER SUB

Except as set forth (a) in any Parent SEC Report (including all exhibits and schedules thereto and documents incorporated by reference therein) filed by the Parent with the SEC and other publicly available documents furnished on or after December 31, 2022 and prior to the date hereof (excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature, other than, in each of the foregoing, any historical facts included therein), or (b) in the Parent Disclosure Schedule, the Parent represents and warrants to the Company, as of the date hereof and as of the Closing Date (except for those representations and warranties made as of a specific date, which shall be made only as of such date), as follows:

4.1            Organization; Qualification.

(a)            The Parent is a Bermuda exempted company duly incorporated, validly existing and in good standing under the Laws of Bermuda and has all requisite corporate power and authority to own, lease and operate its properties and assets, to carry on its business as it is now being conducted, and is duly qualified, registered or licensed to do business as a foreign entity and is in good standing in each jurisdiction in which its ownership of property or conduct of business requires it to qualify or be licensed, except where the failure to be so duly qualified, registered or licensed would not reasonably be expected to have material and adverse effect on the Parent’s ability to consummate the Transactions. The Parent directly owns all of the issued and outstanding membership interests of the Merger Sub.

(b)            The Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets, to carry on its business as it is now being conducted, and is duly qualified, registered or licensed to do business as a foreign entity and is in good standing in each jurisdiction in which its ownership of property or conduct of business requires it to qualify or be licensed, except where the failure to be so duly qualified, registered or licensed would not reasonably be expected to have a material and adverse effect on the Merger Sub’s ability to consummate the Transactions.

4.2            Authority; Enforceability.

(a)            The Parent, subject to the receipt of the Requisite Parent Vote, has the requisite corporate power and authority to execute and deliver the Transaction Documents to which it is, or will be, a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery by the Parent of the Transaction Documents to which it is, or will be, a party, and the consummation by the Parent of the Transactions, have been duly and validly authorized by the Parent, and no other corporate proceedings on the part of the Parent are necessary to authorize the Transaction Documents to which the Parent is, or will be, a party or to consummate the Transactions contemplated by or perform the obligations under the Transaction Documents to which the Parent is, or will be, a party.

(b)            The Merger Sub has the requisite power and authority to execute and deliver the Transaction Documents to which it is, or will be, a party, and to consummate the Transactions. The execution and delivery by the Merger Sub of the Transaction Documents to which it is, or will be, a party, to perform its obligations hereunder and thereunder and the consummation by the Merger Sub of the Transactions, have been duly and validly authorized by the Merger Sub, and no other corporate proceedings on the part of the Merger Sub are necessary to authorize the Transaction Documents to which the Merger Sub is, or will be, a party or to consummate the Transactions contemplated by or perform the obligations under the Transaction Documents to which the Merger Sub is, or will be, a party.

(c)            The Parent has made available to the Company true and complete copies of the Organizational Documents of each of the Parent and Merger Sub.

(d)            The Transaction Documents to which each of the Parent and/or the Merger Sub is, or will be, a party (subject to the receipt of the Requisite Parent Vote) have been (or will be, when executed and delivered at the Closing) duly and validly executed and delivered by each of the Parent and the Merger Sub, as applicable, and, assuming the due authorization, execution and delivery by the other parties thereto, each Transaction Document to which each of the Parent and/or the Merger Sub is, or will be, a party constitutes (or will constitute, when executed and delivered at the Closing) the legal, valid and binding agreement of the Parent and/or the Merger Sub, enforceable against each of the Parent and the Merger Sub in accordance with its terms and conditions, subject to Enforceability Exceptions.

4.3            Non-Contravention. The execution, delivery and performance of the Transaction Documents to which the Parent and the Merger Sub are, or will be, a party, and the consummation by the Parent and the Merger Sub of the Transactions (subject to the receipt of the Requisite Parent Vote) does not and will not: (a) conflict with or result in any breach of or violate (with or without the giving of notice, or the passage of time or both) any provision of the Organizational Documents of the Parent or the Merger Sub; (b) conflict with or result in any breach of or violate or constitute a default (or an event that with the giving of notice or the passage of time or both would give rise to a default) under, give rise to any right of termination, cancellation, modification, amendment, revocation, suspension or acceleration (with or without the giving of notice, or the passage of time or both) under, materially impair the rights of the Merger Sub or any of the assets of the Merger Sub under, or give rise to any preferential purchase right, right of first refusal, right of first offer or similar right under, any of the terms, conditions or provisions of any Contract to which the Merger Sub is a party or by which any property or asset of the Merger Sub is bound or affected; (c) assuming compliance with the matters referred to in Section 4.4, conflict with or violate any Law to which the Merger Sub is subject or by which any of the Merger Sub’s properties or assets is bound; (d) constitute (with or without the giving of notice or the passage of time or both) an event which would result in the creation of any Lien (other than Permitted Liens) on any asset of the Merger Sub; or (e) assuming compliance with the matters referred to in Section 4.4, contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate, or modify, any Permit that is held by the Merger Sub, or that otherwise relates to the business of, or any of the assets owned or used by, the Merger Sub.

4.4            Consents and Approvals. Other than the Filings (a) pursuant to the DGCL, the HSR Act and any other applicable Antitrust Laws or FDI Laws set forth in Section 4.4 of the Parent Disclosure Schedule, the Exchange Act and the Securities Act, (b) required to be made with the New York Stock Exchange (the “NYSE”), or (c) pursuant to federal and state securities, takeover and “blue sky” Laws, the execution, the execution, delivery and performance of the Transaction Documents to which the Parent and the Merger Sub are, or will be, a party, and the consummation by the Parent and the Merger Sub of the Transactions does not and will not, require any Consent, waiver, approval, Order, Permit, or authorization of, or declaration or filing with or notification to, any Person or Governmental Body, on the part of the Parent or the Merger Sub, except for those Consents, Filings or notifications listed in Section 4.4 of the Parent Disclosure Schedule.

4.5            Committee on Foreign Investment in the United States. Merger Sub does not qualify as a “foreign person” pursuant to 31 C.F.R. Section 800.224.

4.6            Capitalization.

(a)            As of the Execution Date, the authorized capital stock of the Parent consists of (i) thirty-two million (32,000,000) shares of common stock, par value five cents ($0.05) and (ii) twenty-five million (25,000,000) shares of preferred stock, par value one hundredth of a cent ($0.001) (“Parent Preferred Stock”).

(b)            Except as set forth on Section 4.6(b) of the Parent Disclosure Schedule, as of the close of business immediately prior to the Effective Time, the shares of Parent Common Stock constituting the Merger Consideration will be, (i) owned of record by the Parent, (ii) when issued, duly authorized, validly issued, fully paid and nonassessable, (iii) not subject to, or issued in violation of, any option, call, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law or the Parent’s Organizational Documents and (iv) free of all Liens other than restrictions on transfer imposed by state and federal securities Laws and restrictions pursuant to the Registration Rights Agreement. Parent has available sufficient cash or lines of credit available to pay, if applicable, a Cash Payment, pursuant to Section 2.5.

(c)            Except (i) as set forth on Section 4.6(c) of the Parent Disclosure Schedule, (ii) as disclosed in any Parent SEC Report or (iii) as of the close of business immediately prior to the Effective Time, as permitted pursuant to Section 5.2(a)(ii), there are no preemptive rights or other outstanding rights, options (whether compensatory or non-compensatory), warrants, calls, puts, conversion rights, exchange rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, subscription agreements, commitments or rights of any kind (contingent or otherwise) that obligate the Parent to issue or sell or transfer any equity interests or any securities or obligations convertible or exchangeable into or exercisable for, or that will give any Person a right to subscribe for or acquire, any equity interests in the Parent, and no securities or obligations evidencing such rights are authorized, issued or outstanding. There are no obligations, contingent or otherwise, of the Parent to provide funds to, or make any investment in (in the form of a loan, capital contribution or otherwise), or provide any guarantee with respect to the obligations of, any Person, in each case, the existence of which, individually would exceed fifty million dollars ($50,000,000).

(d)            Except as set forth on Section 4.6(d), of the Parent Disclosure Schedule, there are no (i) stockholder agreements, voting trusts, irrevocable proxies or other agreements to which the Parent is a party or by which it is bound relating to the voting of any shares of Parent Common Stock, or (ii) obligations or commitments restricting the transfer of, or requiring the registration or sale of, any membership interests, shares of capital stock or other equity interests of the Parent.

(e)            Except as disclosed in any Parent SEC Report, the Parent has no outstanding Bonds, debentures, notes or other obligations the holders of which have the right to vote or consent (or that are convertible into or exercisable for securities having the right to vote or consent) with the holders of equity interests in the Parent on any matter.

4.7            Parent SEC Reports.

(a)            The Parent has timely filed or otherwise furnished all forms, certifications, reports, registration statements and other documents (including all exhibits and other information incorporated therein, amendments and supplements thereto) required to be filed or furnished by it with the SEC since December 31, 2022 (the “Parent SEC Reports”).

(b)            Each of the Parent SEC Reports (i) as of the date of the filing thereof, complied in all material respects as to form with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Reports, and (ii) as of its filing date (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Parent SEC Reports, and, to the Knowledge of the Parent, none of the Parent SEC Reports are the subject of ongoing SEC review or investigation.

(c)            The consolidated financial statements of the Parent and its Subsidiaries included in the Parent SEC Reports, including all notes and schedules thereto, complied as to form in all material respects, when filed or if amended prior to the Closing Date, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP as in effect from time to time applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the consolidated financial position of Parent as of their respective dates and the results of operations of the Parent for the periods presented therein.

(d)            With respect to each annual report on Form 10-K and each quarterly report on Form 10-Q and each amendment of any such report included in the Parent SEC Reports filed since December 31, 2022, the principal executive officer and the principal financial officer of Parent (or each former principal executive officer and each former principal financial officer of Parent) have made all certifications required by the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC, and the statements contained in any such certifications are complete and correct as of their respective dates (except for such certifications contained in a Parent SEC Report that was subsequently amended).

(e)            Since December 31, 2022, there has been no change in Parent’s accounting policies or the methods of making accounting estimates or changes in estimates that are material to Parent’s financial statements except as described in the Parent SEC Reports or except as may be required by any regulatory authority. The reserves reflected in Parent’s financials statements are in accordance with GAAP and have been calculated in a consistent manner.

(f)            The Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The disclosure controls and procedures of the Parent are reasonably designed to ensure that all material information required to be disclosed by the Parent in the reports that it files under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to management of the Parent as appropriate to allow timely decisions regarding required disclosures Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(g)            Parent is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(h)            Except (a) as disclosed, reflected or reserved against in the unaudited consolidated balance sheet of Parent and its Subsidiaries as of June 30, 2024 or the notes thereto, (b) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated herein, (c) for liabilities and obligations incurred in the ordinary course of business since December 31, 2022, (d) for liabilities or obligations that have been discharged or paid in full and (e) as would not reasonably be expected to have a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries have any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of Parent and its Subsidiaries.

4.8            Compliance with Law.

(a)            The Merger Sub is in compliance in all material respects with all applicable Laws.

(b)            Except where the effects to the Parent, the Merger Sub or their Subsidiaries are not greater than de minimis to the Parent, the Merger Sub or their Subsidiaries, since April 24, 2019, (i) to the Knowledge of the Parent, neither Parent, Merger Sub, any of their Subsidiaries nor any of their current or former directors, officers, agents, employees, or any other Person in each case acting for or on behalf of the Parent, the Merger Sub or their Subsidiaries, is in violation of the Anti-Corruption Laws or otherwise, nor (A) has offered, promised, or given anything of value, directly or indirectly, to a Person in violation of applicable Anti-Corruption Laws; (B) has used or caused to be used, directly or indirectly, any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (C) has made or caused to be made, directly or indirectly, any unlawful payment to any Government Official; or (D) has unlawfully taken or caused to be taken, directly or indirectly, any corrupt action in furtherance of any offer, payment, promise to pay, or authorization of the payment of any money or anything of value, or any action in furtherance of any offer, gift, promise to give, or authorization of the giving of anything of value, to any Government Official, or to any Person while knowing or intending that all or some portion of the consideration remitted to that Person will be offered, paid, promised, or given to a Government Official, for the purposes (whether in whole or in part) of inducing or influencing a Government Official to do or refrain from doing any official act, in order to assist in obtaining or retaining business or directing business to any Person, or securing any improper advantage, and (ii) the operations of each of the Parent, the Merger Sub and their Subsidiaries are, and, since April 24, 2019, have been and continue to be conducted in compliance with all applicable anti-money laundering Laws, Anti-Corruption Laws, applicable Sanctions, and applicable Export Control Laws and in material compliance with all other applicable Laws.

(c)            Except where the effects to the Parent, the Merger Sub or their Subsidiaries are not greater than de minimis to the Parent, the Merger Sub or their Subsidiaries, since April 24, 2019, (i) to the Knowledge of the Parent, neither the Parent, the Merger Sub, nor their Subsidiaries has received written notice or any other notice that the Parent, the Merger Sub or their Subsidiaries has been the subject of any investigation, complaint or claim of any violation of any anti-money laundering Laws, Anti-Corruption Laws, Sanctions or Export Control Laws, or of any violation of any other similar applicable Laws, by any Governmental Body; and (ii) no written request for information or audits (other than in the ordinary course of business consistent with past practice) and no written Claims have been received by, and no written Claims have been filed against, the Parent, the Merger Sub or their Subsidiaries, alleging any such noncompliance with any anti-money laundering Laws, Anti-Corruption Laws, Sanctions or Export Control Laws or noncompliance with any other similar applicable Laws.

4.9            Labor and Employment Matters. Except as would not reasonably be expected to have a Parent Material Adverse Effect, there is no material labor strike, work stoppage, slowdown, lockout, arbitration, unfair labor practice charge or grievance, or other material labor dispute pending or, to the Knowledge of the Parent, threatened against or involving Parent or Merger Sub, and no such dispute has occurred within the past four (4) years. Except for such noncompliance as would not reasonably be expected to have a Parent Material Adverse Effect, Parent and Merger Sub are, in compliance in all material respects with all Laws with respect to the employment or engagement of employees (including, without limitation, the FLSA and all such Laws regarding wages and/or hours, classification of employees and independent contractors, Davis-Bacon and Related Acts, collective bargaining, labor relations, anti-discrimination, anti-retaliation, accommodation, recordkeeping, employee leave, sick leave, vacation or paid time off, eligibility to be legally employed, meal and rest breaks or periods, reinstatement from leave, harassment or other training, use of consumer reports, WARN, pay equity, workers’ compensation, immigration, safety).

4.10            Business Conduct of the Merger Sub. The Merger Sub was formed on September 26, 2024. Since its inception, the Merger Sub has not engaged in any activity, other than such actions in connection with (a) its organization, and (b) the preparation, negotiation and execution of this Agreement and the Transactions. The Merger Sub has no operations, has not generated any revenues and has no liabilities other than those incurred in connection with the foregoing and in association with the Merger as provided in this Agreement.

4.11            Parent Employee Benefits.

(a)            Except as would not reasonably be expected to have a Parent Material Adverse Effect, each Parent Benefit Program has been established, maintained and administered, in all material respects, with all provisions of ERISA, the Code, all other Laws applicable to such Parent Benefit Program, and the terms applicable to such Parent Benefit Program.

(b)            As to any employee benefit plan sponsored, maintained, contributed to, or required to be contributed to, by Parent or any Subsidiary of Parent, or any of their respective ERISA Affiliates that is subject to Title IV of ERISA (a “Parent Title IV Plan”), except as would not reasonably be expected to have a Parent Material Adverse Effect, (i) there has been no failure to satisfy the minimum funding standards, whether or not waived, imposed by Section 302 of ERISA or Section 412 of the Code; (ii) no reportable event within the meaning of Section 4043 of ERISA (for which the disclosure requirements of regulation Section 4043.1 et seq., promulgated by the PBGC have not been waived) has occurred; (iii) no proceeding has been instituted under Section 4042 of ERISA to terminate the plan; (iv) Parent and its Subsidiaries, and their respective ERISA Affiliates have made all required contributions; (v) no notice of intent to terminate such plan has been given under Section 4041 of ERISA; (vi) no liability to the PBGC has been incurred (other than with respect to required premium payments), which liability has not been satisfied; (vii) no withdrawal liability, within the meaning of 4201 of ERISA, for which any of Parent or any Subsidiary of Parent or any of their respective ERISA Affiliates could be liable has been incurred, which withdrawal liability has not been satisfied; and (viii) such plan complies in form and has been operated in compliance with its terms and the requirements of all applicable Laws, including ERISA and the Code. To the extent required, an actuarial report or valuation for the most recently completed plan year for each Parent Title IV Plan has been made available to the Company.

4.12            Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect:

(a)            The Parent Group is in compliance with all Environmental Laws;

(b)            The Parent Group is not subject to any pending or, to the Knowledge of the Parent, threatened Proceeding arising under any Environmental Law; and

(c)            Other than regulatory orders of general applicability or such matters with which the Parent Group is in compliance, the Parent Group is not subject to any consent agreement, consent decree, order, or settlement with respect to or relating to Environmental Law or Hazardous Substances.

4.13            Proceedings; Orders. Except as set forth in a Parent SEC Report, there is no, and for the past five (5) years, there has not been any, Proceeding pending or threatened (in writing or, to the Knowledge of the Parent, verbally) against Parent or any of its Subsidiaries (or to the Knowledge of the Parent, pending or threatened, against any of the officers, managers, directors or Employees of Parent or any of its Subsidiaries with respect to their business activities on behalf of Parent and its Subsidiaries), or to which any Subsidiary of the Parent is otherwise a party before any Governmental Body, in each case, the existence of which, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect. Except as set forth in a Parent SEC Report, none of Parent or any of its Subsidiaries is subject to any Order, and none of Parent or any of its Subsidiaries is in breach or violation of any Order, in each case, the existence of which, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect. Except as set forth in a Parent SEC Report, none of Parent or any of its Subsidiaries is engaged in any material Proceeding to recover monies due it or for damages sustained by it. There are no Proceedings pending or, to the Knowledge of the Parent, threatened against Parent or any of its Subsidiaries or to which Parent or any of its Subsidiaries is otherwise a party relating to this Agreement or any other Transaction Document or the Transactions.

4.14            Investments. None of the Parent, Merger Sub or any of their respective Subsidiaries, own any shares of Company Common Stock (or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock).

4.15            Brokers’ Fee. Except as set forth in Section 4.15 of the Parent Disclosure Schedule, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Parent or the Merger Sub.

4.16            No Other Representations. Except for the representations and warranties contained in this Article IV and in the Transaction Documents, none of the Parent or the Merger Sub nor any other person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of the Parent or the Merger Sub or any of their respective Affiliates, including any representation or warranty as the Parent, the Merger Sub, or any of their respective Affiliates, relating to the transactions contemplated by this Agreement or any Transaction Document or the subject matter hereof or thereof, or any representation or warranty arising from statute or otherwise in law. Notwithstanding anything to the contrary in this Agreement, nothing in this Section 4.16 shall limit, or shall be construed or deemed to limit in any way whatsoever, any right or remedy of any person against any other person in the event of Fraud.

ARTICLE V
COVENANTS OF THE PARTIES

5.1            Conduct of the Company Group’s Business.

(a)            From the Execution Date through the Closing, except as set forth on Section 5.1(a) of the Company Disclosure Schedule, as required by Law, as expressly permitted by this Agreement, or as otherwise approved with the prior written consent of the Parent (which consent shall not be unreasonably conditioned, withheld, delayed or denied), each member of the Company Group shall use commercially reasonable efforts:

(i)            to conduct the respective businesses of the Company Group only in the ordinary course of business consistent with past practices;

(ii)            to (A) preserve the present business operations, organization (including officers and employees) and goodwill of the Company Group and (B) preserve the present relationships with Persons having business dealings with the Company Group (including clients, customers and suppliers and service providers);

(iii)            to maintain (A) all of the assets and properties of, or used by, the Company Group in their current condition, ordinary wear and tear excepted, (B) insurance upon all of the properties and assets of the Company Group in such amounts and of such kinds comparable to that in effect on the date of this Agreement and consistent with past practice, and (C) all Permits;

(iv)            to (A) maintain the books, accounts and records of the Company Group in the ordinary course of business consistent with past practices, (B) continue to collect accounts receivable and pay accounts payable in the ordinary course of business substantially consistent with past practices utilizing normal procedures and without discounting or accelerating payment of such accounts, and (C) comply with all contractual and other obligations of the Company Group in all material respects and pay when due all Indebtedness, Taxes and other obligations of the Company Group;

(v)            to continue to defend against any Claims or otherwise assert or protect the Company Group’s rights in all Proceedings in good faith and consistent with past practices; and

(vi)            to comply in all material respects with all applicable Laws.

(b)            Without limiting the generality of the foregoing, from the Execution Date through the Closing, except as set forth on Section 5.1(b) of the Company Disclosure Schedule, as required by Law, as expressly permitted by this Agreement or as otherwise approved with the prior written consent of the Parent (which consent shall not be unreasonably conditioned, withheld, delayed or denied), no member of the Company Group shall:

(i)            (A) declare, set aside, or pay any dividends on, or make any other distributions (whether in cash, stock, or property) in respect of, any of the equity or voting interests of the Company Group, except for any such transaction by a wholly owned Subsidiary of the Company to the Company or any of its wholly owned Subsidiaries, (B) split, combine, or reclassify any of the equity or voting interests of the Company Group, or issue any other securities in respect of, in lieu of, or in substitution for shares of the capital stock or other equity or voting interests of the Company Group, except for any such transaction by a wholly owned Subsidiary of the Company that remains a wholly owned Subsidiary after consummation of such transaction, or (C) purchase, redeem, or otherwise acquire any securities of the Company Group or any securities convertible into or exchangeable for such securities or any options, warrants, calls, or rights to acquire any such shares or other securities;

(ii)            transfer, offer, issue, deliver, grant, sell, pledge, dispose of, or otherwise encumber any shares of the equity or voting interests of the Company Group (other than the issuance of Company Common Stock upon the exercise of Company Option Awards or in connection with the settlement of Company Stock-Settled RSU Awards or Company PSU Awards, in each case, outstanding on the date hereof and in accordance with its terms as of the date hereof) or any securities convertible into, or exchangeable for, or any options, warrants, calls, or rights to acquire or receive, any such interests, or securities or any stock appreciation rights, phantom stock awards, or any other similar rights that are linked in any way to the price of the Company Common Stock or the value of the Company Group or any part thereof;

(iii)            acquire by merger or consolidation, or by purchasing any of the assets of, or by purchasing any equity or voting interest in, or by any other manner, any portion of any business or any entity or division thereof of any Person, in each case, other than the acquisition or purchase of inventory, products and similar materials and goods in the ordinary course of business consistent with past practices;

(iv)            acquire any equity interest in any Person or any assets or a license therefor, in each case, other than acquisitions of assets that are (A) used or held for use in the ordinary course of business consistent with past practice, (B) in order to maintain the Company Group’s material personal property in good working order; or (C) pursuant to existing Contracts as of the date of this Agreement that have been provided prior to the date hereof;

(v)            amend the Organizational Documents of any member of the Company Group;

(vi)            make or commit to make any capital expenditures in excess of two hundred thousand dollars ($200,000) individually or in excess of five hundred thousand dollars ($500,000) in the aggregate, in each case, except as contemplated (A) by the aggregate amounts set forth in the budget with respect to the fiscal year ended December 31, 2024, a copy of which was made available to the Parent prior to the Execution Date (the “2024 Budget”), and (B) by 105% of the aggregate amounts of the 2024 Budget with respect to the fiscal year ended December 31, 2025;

(vii)            sell or otherwise dispose of any of its properties or assets, other than the sales and dispositions of inventory and products in the ordinary course of business consistent with past practice;

(viii)            (A) make or rescind any material election relating to Taxes, (B) amend any previously filed Tax Returns, (C) compromise any material Proceeding relating to Taxes, or (D) enter into any agreement with any Governmental Body (including a “closing agreement” under Section 7121 of the Code) with respect to any Tax or Tax Returns of the Company Group, or (E) change in any material respect any of its methods of reporting income or deductions for income Tax purposes from those employed in the preparation of its income Tax Returns that have been filed for prior taxable years;

(ix)            make a change in its accounting, cash management or Tax reporting principles, methods or policies;

(x)            amend, restate, or supplement or waive any material rights under, terminate, or abandon, any Material Contract or material Permit, in each case, other than an amendment, restatement, supplement, waiver, termination or abandonment entered into in the ordinary course of business and consistent with past practice that does not have an adverse financial impact on the Company Group that exceeds five hundred thousand dollars ($500,000);

(xi)            enter into any Contract, understanding or commitment that restrains, restricts, limits or impedes the ability of the Company Group, taken as a whole, to compete with or conduct any business or line of business in any geographic area or solicit the employment of any persons;

(xii)            except as expressly provided by the existing terms of the Company Benefit Programs: (A) increase the salary, wages or any other compensation of any officer, employee, director or independent contractor; (B) pay, grant, or award or promise to pay, grant, or award, any bonus or incentive compensation to any officer, employee, director or independent contractor; (C) materially increase the coverage or benefits available to any current or former employee, officer, director or independent contractor, including any severance pay, vacation pay, deferred compensation, bonus or other incentive compensation plan; (D) enter into any employment, deferred compensation, severance, retention, change in control, bonus, consulting, non-competition or similar agreement (or materially amend any such agreement) involving any officer, employee, director or independent contractor; (E) grant any severance or termination pay to any current or former officer, employee, director or independent contractor; (F) establish, adopt, enter into, materially amend or terminate any Company Benefit Program; (G) grant any equity or equity-based awards; or (H) enter into any collective bargaining agreement or contract with any trade union or other labor organization; provided that, nothing in this Section 5.1(b)(xii) shall prevent the Company from increasing the compensation to employees so long as such increases (1) are not greater than twenty-five thousand dollars ($25,000) for any individual employee, (2) are not greater than three hundred thousand dollars ($300,000), in the aggregate, for employees and (3) does not result in an increase in the rate of compensation to any individual employee in an amount that exceeds ten percent (10%) of such employee’s current compensation;

(xiii)            solely with respect to any Indebtedness described in clauses (a), (b), (c), (f), (g), (j), (k), and (o), (A) issue, create, incur, assume, guarantee, endorse or otherwise become liable or responsible with respect to (whether directly, contingently or otherwise) such Indebtedness or subject to any Lien (other than Permitted Liens) any of the properties or assets of or used by the Company Group; (B) pay, repay, discharge, purchase, repurchase or satisfy any such Indebtedness of any member of the Company Group; (C) modify the terms of any such Indebtedness of any member of the Company Group or other liability in any respect; or (D) extend the maturity date or refinance any such Indebtedness of any such member of the Company Group (or enter into any agreements or commitments related thereto); provided, that the Company may extend the maturity date, amend or refinance the ABL Loan Agreement (including any letters of credit issued thereunder) or the Second Lien Term Loan (including entering into an agreement or commitment related thereto) so long as such extension, amendment or refinancing (1) relates solely to the ABL Loan Agreement or the Second Lien Term Loan, (2) provides termination rights no less favorable than the current ABL Loan Agreement or Second Lien Term Loan, as applicable and (3) has been approved (in advance and in writing) by the Parent (which, with respect to a maturity date extension or refinancing of the ABL Loan Agreement, such prior written approval shall not be unreasonably withheld, conditioned or delayed); provided, further, that following January 24, 2025, this Section 5.1(b)(xiii) shall not apply with respect to the Second Lien Term Loan;

(xiv)            settle or compromise any pending or threatened claim, liability or Proceeding, other than in the ordinary course of business and consistent with past practice or that otherwise does not exceed one million dollars ($1,000,000) in the aggregate (net of insurance recoveries) and solely to the extent paid in full prior to the Closing;

(xv)            adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization;

(xvi)            enter into any Affiliate Transaction;

(xvii)            terminate or amend the coverage of any policies of title, liability, fire, workers’ compensation, property or any other form of insurance covering the assets or operations of the Company Group; provided, that the Company Group may renew its existing insurance policies on terms not materially inconsistent with the current terms of such insurance policies;

(xviii)            cancel or compromise any material debt or material claim or waive or release any material right of the Company Group, in each case, other than a cancelation, compromise, or waiver entered into in the ordinary course of business and consistent with past practice and that does not exceed five hundred thousand dollars ($500,000) in the aggregate;

(xix)            make any material change in the types, nature, composition or quality of the Company’s products or services, or make any material change to the Company’s Group product specification, pricing, discount, allowance, or refund policies;

(xx)            except for transfers of cash pursuant to normal cash management practices in the ordinary course of business consistent with past practices and other than with respect to the Second Lien Term Loan, make any investments in or loans to, or pay any fees or expenses to, or enter into or modify any Contract with any Affiliate Persons;

(xxi)            take any action which would adversely affect the ability of the Parties to consummate the transactions contemplated by this Agreement;

(xxii)            use or transfer any assets (including cash) of the Company Group, in each case, to pay any fees, commissions or similar amounts to any of the Company Group’s Affiliates; or

(xxiii)            agree to do anything prohibited by this Section 5.1.

(c)            For the avoidance of doubt, from and after the Execution Date through the Closing, all cash of the Company Group (including Cash) will be maintained and used in a manner consistent with past practices of the Company Group, except (i) as set forth in Section 5.1(c) of the Company Disclosure Schedules, (ii) as required by Law, (iii) as expressly permitted or required by this Agreement, (iv) as expressly required by the terms of the Material Contracts or (v) as otherwise approved with the prior written consent of the Parent.

5.2            Conduct of the Parent’s Business

(a)            From the Execution Date through the Closing, except as set forth on Section 5.2(a) of the Parent Disclosure Schedules, as required by Law, as expressly permitted by this Agreement or as otherwise approved with the prior written consent of the Company (which consent shall not be unreasonably conditioned, withheld, delayed or denied), the Parent shall not (and, with respect to clauses (iii), (v), (vi), and (vii) (but, for clause (vii), only as it relates to clauses (iii), (v) and (vi)) of this Section 5.2(a), shall cause its Subsidiaries not to):

(i)            (A) declare, set aside, or pay any dividends on, or make any other distributions (whether in cash, stock, or property) in respect of, any of the equity or voting interests of the Parent, except for a transaction involving the distribution of assets with an aggregate book value of less than fifty million dollars ($50,000,000) or prior year annual revenue of less than twenty-five million dollars ($25,000,000), (B) split, combine, or reclassify any of the equity or voting interests of the Parent, or (C) issue any other securities in respect of, in lieu of, or in substitution for shares of the capital stock or other equity or voting interests of the Parent, except for a transaction involving the distribution of assets with an aggregate book value of less than fifty million dollars ($50,000,000) or prior year annual revenue of less than twenty-five million dollars ($25,000,000) (other than distributions or dividends of Parent Common Stock) or, in a rights plan contemplated by Section 5.2(a)(iv), preferred stock of the Parent;

(ii)            issue, deliver, grant, sell or dispose of any shares of the equity or voting interests of the Parent or any securities convertible into, or exchangeable for, or any options, warrants, calls or rights to acquire or receive, any such interests, or securities or any stock appreciation rights, phantom stock awards, or any other similar rights that are linked in any way to the price of the Parent Common Stock or the value of the Parent Group or any part thereof, in each case, other than (A) sales of equity or voting interests of the Parent for cash, (B) issuances of securities convertible into, or exchangeable for, or any options, warrants, calls or rights to acquire or receive, any such interests for cash, (C) any such securities issued in connection with an acquisition, (D) sales of convertible debt securities for cash (including, without limitation, convertible notes), or (E) any such securities issued pursuant to any Parent Benefit Program or Parent employment agreement;

(iii)            whether by itself or together with (or through the use of) its Subsidiaries, acquire by merger or consolidation, or by purchasing all or a substantial portion of the assets of, or by purchasing all or a substantial equity or voting interest in, or by any other manner, all or a substantial portion of any business or any entity or division thereof of any Person, in each case, solely to the extent such transaction would have a negative impact on the likelihood of the Merger obtaining any required approvals under applicable Antitrust Laws;

(iv)            amend Parent’s Organizational Documents; provided, however, Parent may adopt a rights plan and make a dividend of rights to deter the acquisition of a specified portion of Parent without prior approval of the Parent Board;

(v)            adopt, or cause any of its material Subsidiaries to adopt, a plan or agreement of complete or partial liquidation, dissolution or other bankruptcy reorganization;

(vi)            whether by itself or together with (or through the use of) the Merger Sub or any of its Subsidiaries, take any action which would adversely affect the ability of the Parties to consummate the transactions contemplated by this Agreement; or

(vii)            agree to do anything prohibited by this Section 5.2.

(b)            Nothing contained in this Agreement shall give the Company or the Parent, directly or indirectly, the right to control or direct the other Party’s operations prior to the Effective Time. Prior to the Effective Time, each Party will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

5.3            Access to Information. Subject to compliance with applicable Laws (including Antitrust Laws) and the Clean Team Agreement, the Company Group shall, afford to the Parent and its Affiliates and its and their employees, accountants, counsel, financial advisors and other representatives, reasonable access to, during normal business hours upon reasonable notice throughout the period prior to the Closing, and the right to inspect, the Company Group’s respective properties and facilities, books, assets, financial information (including working papers and data in the possession of the Company Group or their respective independent public accountants, internal audit reports, and “management letters” from such accountants with respect to the Company Group’s systems of internal controls), written Contracts and records of the Company Group and, during such period, shall furnish promptly such information concerning the businesses, properties and personnel of the Company Group as the Parent shall reasonably request, including, for the avoidance of doubt, by facilitating access and communications between employees of the Parent and the Company Group. Prior to the Closing, the Company Group shall generally keep the Parent informed as to all material matters involving the operations and businesses of the Company Group. The Company Group shall and shall authorize and direct their respective officers, directors, managers and employees to, (a) discuss matters involving the operations and business of the Company Group with representatives of the Parent and (b) cooperate with the Parent and its representatives in connection with integration planning efforts and the Parent’s investigation regarding the Company Group’s operations and business; provided, however, that any investigation pursuant to this Section 5.3 (i) shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company Group, and (ii) shall not include any sampling or testing of any environmental media or building materials at any facility without the prior written consent of the Company (which consent may be granted or withheld in the Company’s sole discretion); provided, that if the provision of any specific information pursuant to this Section 5.3 is deemed to be sensitive from an antitrust or foreign investment perspective, the Parties shall use a designated clean team arrangement or limit disclosure to an outside counsel only basis in order to permit such disclosure without violating applicable Law. No information provided to or obtained by the Parent or the Merger Sub pursuant to this Section 5.3 or otherwise shall limit or otherwise affect the remedies available hereunder to the Parent or the Merger Sub, or the representations or warranties of, or the conditions to the obligations of, the Parties.

5.4            Third Party Consents. (a) The Company Group shall use its commercially reasonable efforts to obtain all consents, waivers and approvals listed on Section 3.4 of the Company Disclosure Schedule from, and provide all notices to listed on Section 3.4 of the Company Disclosure Schedule to, and (b) each of Parent and Merger Sub shall use its commercially reasonable efforts to obtain all material consents, waivers and approvals listed on Section 4.4 of the Parent Disclosure Schedule from, and provide all notices listed on Section 4.4 of the Parent Disclosure Schedule to, in each case, all Persons that are not a Governmental Body, which are reasonably necessary to consummate, or are required in connection with, the Transactions (except for such matters covered by Section 5.5). All such consents, waivers, approvals and notices shall be in writing and in form and substance reasonably satisfactory to the Parent, and executed counterparts of such consents, waivers and approvals shall be delivered to the other Parties promptly after receipt thereof, and copies of such notices shall be delivered to the other Parties promptly after the making thereof. None of the Parent or the Merger Sub nor any of their respective Affiliates shall be required by this Agreement to pay any amounts in connection with obtaining any consent, waiver or approval of a contract counterparty of the Company Group (other than the HSR Act filing fees with respect to the Merger).

5.5            Government Approvals.

(a)            Subject to the terms and conditions set forth in this Agreement, each of Parent and the Company shall use their reasonable best efforts (and shall cause their respective Subsidiaries to use their reasonable best efforts) to take all actions, and to do or cause to be done, and to assist and cooperate with each other in doing, all things reasonably necessary, proper or advisable under this Agreement and applicable Law to consummate and make effective the Merger and the other Transactions, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, approvals, and expirations or terminations of waiting periods from Governmental Bodies and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval, clearance or waiver from, or to avoid an action or proceeding by, any Governmental Body, (ii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger and the other Transactions contemplated by this Agreement and (iii) the execution and delivery of any additional instruments necessary to consummate the Transactions.

(b)            Subject to the terms and conditions herein provided and without limiting the foregoing, the parties shall (i) make appropriate filings under the HSR Act within five (5) Business Days of the date hereof (provided, that if the applicable rules governing the form and information required in such filings under the HSR Act have materially changed and are in effect at the time such an HSR filing would have to be made, the filings under the HSR Act shall be made as promptly as reasonably practical, but in no event more than ten (10) Business Days after the date hereof) and file as soon as reasonably practicable any other required filings and/or notifications under other applicable Antitrust Laws or FDI Laws, in each case, identified in Section 3.4 of the Company Disclosure Schedule and Section 4.4 of the Parent Disclosure Schedule, with respect to the Merger and the other Transactions, and use their reasonable best efforts to cause the expiration or termination of any applicable waiting periods under any Antitrust Law or FDI Law, (ii) use their reasonable best efforts to cooperate with each other in (x) determining whether any filings are required to be made with, or consents, permits, authorizations, waivers, clearances, approvals, and expirations or terminations of waiting periods are required to be obtained from, any third parties or other Governmental Bodies in connection with the execution and delivery of this Agreement and the consummation of the Transactions, and (y) promptly making and prosecuting all such filings and timely obtaining all such consents, permits, authorizations or approvals, (iii) use their reasonable best efforts to make an appropriate response as promptly as practicable to any request for additional information or documents by a Governmental Body pursuant to any Antitrust Law or FDI Law, and (iv) use their reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable under all Antitrust Laws or FDI Laws in order for the Parties to consummate the transactions contemplated by this Agreement, including, without limitation, taking all such further action as may be necessary or advisable to resolve such objections, if any, as any Antitrust Authority or FDI Authority may assert under any Antitrust Law or FDI Law (other than with respect to any Proceeding by any stockholder related to this Agreement, the Merger or the other transactions contemplated by this Agreement) with respect to the Transactions, and to enable the Closing to occur as soon as reasonably possible (and in any event no later than the Termination Date). Filing fees payable under the HSR Act and any other applicable Antitrust Laws or FDI Laws in connection with the Transactions shall be split equally between the Parent and the Company and paid on the date the initial filings are made under the HSR Act and, in all other cases, at the earliest permissible point in time consistent with ordinary course practice.

(c)            The Parent shall, after reasonable consultation with the Company and in good faith consideration of the Company’s views, be entitled to direct the defense of this Agreement and the Transactions before any Governmental Body and to control the scheduling of, and strategic planning for, any meetings with, and the conducting of negotiations with, Governmental Bodies regarding (i) the expiration or termination of any applicable waiting period relating to the Merger under the HSR Act and/or (ii) obtaining any consent, approval, waiver, clearance, authorization or permission from a Governmental Body; provided, however, that the Parent shall afford the Company a reasonable opportunity to participate therein. Neither the Company nor the Parent shall permit any of its officers or other Representatives to participate in any substantive meeting, telephone call or conference with any Governmental Body in respect of any filing, investigation or otherwise relating to the Transactions unless, to the extent reasonably practicable, it consults with the other Party in advance and, to the extent permitted by such Governmental Body, gives the other Party the opportunity to attend and participate therein. Each of the Parties shall use reasonable best efforts to furnish to each other all information required for any filing, and to give the other Party reasonable prior notice of any such filing and, to the extent practicable, keep the other Party reasonably informed with respect to the status of each Consent sought from a Governmental Body in connection with the Transactions and the material communications between such Party and such Governmental Body, and, to the extent practicable, permit the other Party to review and discuss in advance, and consider in good faith the views of the other in connection with any such filing or communication. Each of the Parties shall promptly furnish the other with copies (or, in the case of oral communications, advise the other party orally of) of all notices and material communications received by any of them or their Representatives, on one hand, from any Governmental Body or its respective staff, on the other hand, with respect to the Transactions in order for such other Party to meaningfully consult and participate in accordance with this Section 5.5, provided, that materials furnished pursuant to this Section 5.5 may be redacted as necessary (i) to remove references concerning the valuation of the businesses of the Company or the Parent, (ii) remove or exclude information deemed to be sensitive from an antitrust or foreign investment perspective, in which case such information, to the extent permissible, shall be provided to outside counsel only; and (iii) to address reasonable attorney-client or other privilege or confidentiality concerns, in which case copies shall be provided to outside counsel only. Subject to applicable Law, each of the Company and the Parent shall not agree to any actions, restrictions or conditions with respect to obtaining any Consent in connection with the Transactions, and neither Party shall directly or indirectly agree to extend any applicable waiting period (including under the HSR Act) or enter into any agreement with a Governmental Body related to this Agreement or the Transactions, in each case, without the prior written consent of the other Party. In exercising the foregoing rights, each of the Company and the Parent shall act reasonably and as promptly as reasonably practicable.

(d)            Notwithstanding the foregoing, nothing in this Section 5.5 shall require the Parent or any of its Affiliates to propose or agree to accept any undertaking or condition, to enter into any consent decree, to make any divestiture, to accept any operational restriction, or to take any other action that, in the reasonable judgment of the Parent, could be expected to limit the right of the Parent to own or operate all or any portion of the businesses or assets of the Parent or, from and after the Closing, the Company Group; provided, however, that the Parent shall not, and shall direct its Affiliates to not, engage, pursue, complete, consummate or participate in any other transaction, or take any other action related thereto, that could cause, or reasonably be expected to cause, a Governmental Body to not provide required approvals, clearances or waivers pursuant to any Antitrust Law (including under the HSR Act) and any FDI Law.

5.6            R&W Insurance Policy. On the Execution Date, the Parent shall have procured the R&W Insurance Policy, substantially in the form attached hereto as Exhibit E, and the binder agreement pursuant to which the Parent has received a written commitment from the R&W Insurance Provider to fully bind the R&W Insurance Policy effective as of the Closing Date. Parent shall maintain such binder agreement in full force and effect until the R&W Insurance Policy incepts, except as limited by the Enforceability Exceptions. The Parent acknowledges and agrees that any R&W Insurance Policy shall at all times provide that the insurer shall not have, and shall waive and not pursue, any and all subrogation rights against the Company, the Stockholders or the Stockholders Representative (except in the case of Fraud) and the Stockholders shall be a third party beneficiary of such provision.

5.7            Further Assurances. Subject to the terms and conditions of this Agreement, each of the Parties shall use its commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the Transactions.

5.8            Public Statements. The Parties shall consult with each other prior to issuing any press release, public announcement or other public disclosure with respect to the Transaction Documents or the Transactions and none of the Company Group, the Stockholder Representative or any of their respective Affiliates, on the one hand, nor the Parent, the Merger Sub or any of their respective Affiliates, on the other hand, shall issue any press release or make any public announcement or disclosure regarding the Transaction Documents or the Transactions without the prior approval of the other Party which approval shall not be unreasonably conditioned, withheld, delayed or denied; provided, that for the avoidance of doubt, such other Party from whom such approval must be obtained for purposes of this Section 5.8 is the (a) the Parent or the Merger Sub, in the case of any press release, public announcement or other public disclosure by the Company Group, the Stockholder Representative or any of their respective Affiliates, and (b) the Stockholder Representative, in the case of the Parent, the Merger Sub or any of their respective Affiliates, except as may be required to comply with any applicable Law (including, for the avoidance of doubt, any applicable securities Laws or SEC rules or requirements) or the rules of any securities exchange on which shares of capital stock of the Parent may be listed, in which case the Party proposing to issue such press release or make such public statement or disclosure shall use its commercially reasonable efforts, consistent with such applicable Law or securities exchange rule, to consult with the other Party with respect to the text thereof prior to making such press release, public announcement, or disclosure.

5.9            Non-Solicitation.

(a)            Prior to the termination of this Agreement, the Company Group shall not, and shall not permit their respective Affiliates, directors, officers, employees, investment bankers, financial advisors, representatives or agents (collectively, “Representatives”) to, directly or indirectly, (i) discuss, encourage, negotiate, undertake, initiate, authorize, recommend, propose or enter into, either as the proposed surviving, merged, acquiring or acquired corporation, any business combination transaction, whether by way of merger, consolidation, business combination, purchase or disposition of any amount of the assets or equity interests of the Company Group or otherwise (an “Acquisition Transaction”) other than the Transactions, (ii) facilitate, encourage, solicit or initiate discussions, negotiations or submissions of written offers, inquiries, proposals or indications of interest (other than an offer, inquiry, proposal or indication of interest by the Parent) contemplating or relating to any Acquisition Transaction (each, an “Acquisition Proposal”), (iii) furnish or cause to be furnished, to any Person, any information concerning the business, operations, properties or assets of the Company Group in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal, (iv) approve, endorse, or recommend any Acquisition Proposal, (v) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction, or (vi) otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek any of the foregoing.

(b)            Commencing on the Execution Date, the Company Group shall, and shall cause their respective Affiliates and Representatives to, (i) immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than the Parent) conducted heretofore with respect to an Acquisition Proposal, (ii) notify (email being sufficient) the Parent orally and in writing promptly (but in no event later than three (3) Business Days) after receipt of any Acquisition Proposal or any request for non-public information relating to the Company Group or for access to the properties, books or records of the Company Group by any Person other than the Parent (such notice shall indicate the identity of the Person making the Acquisition Proposal, or intending to make an Acquisition Proposal or offer or requesting non-public information relating to the Company Group or access to the properties, books or records of the Company Group, the material terms of any Acquisition Proposal, or modification or amendment to such Acquisition Proposal and shall include copies of any written Acquisition Proposal or amendments or supplements thereto, and the Company Group shall keep the Parent informed, on a current basis, of any material changes in the status and any material changes or modifications in the material terms of any such Acquisition Proposal), (iii) to the extent not previously requested, request the return or destruction of any confidential written or electronic materials provided to any Person in connection with a contemplated or potential Acquisition Proposal, and (iv) and immediately prohibit any access by any Person (other than the Parent and its representatives) to any physical or electronic data room relating to a possible Acquisition Proposal.

(c)            The Company Group agrees not to release or permit the release of any Person from, or to waive or permit the waiver of any provision of, any confidentiality, “standstill,” or similar agreement to which the Company Group is a party and will enforce or cause to be enforced each such agreement at the request of the Parent

(d)            The Company shall use its commercially reasonable efforts to have any Stockholder of the Company that, together with such Stockholder’s Affiliates, holds more than five percent (5%) of the issued and outstanding Company Common Stock to enter into a voting and support agreement in substantially the form of the Stockholder Voting and Support Agreement and the Stockholder Voting and Lock-Up Agreement.

(e)            Each of the Company and the Parent shall, and shall cause their respective Subsidiaries and shall use commercially reasonable efforts to cause their respective Representatives to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal, or proposal that would reasonably be expected to lead to an Acquisition Proposal. The Company and the Parent, as applicable, will promptly terminate all physical and electronic data access previously granted to such Persons.

5.10            No Change of Recommendation.

(a)            The Company agrees that the Company Board, including any committee thereof, and Parent agrees that the Parent Board, including any committee thereof, shall not:

(i)            withhold, withdraw, amend, qualify or modify (or publicly propose or resolve to withhold, withdraw, amend, qualify or modify) the Company Board Recommendation or the Parent Board Recommendation, as applicable, in a manner adverse to Parent or the Company, as applicable;

(ii)            fail to include the Company Board Recommendation or the Parent Board Recommendation, as applicable, in the Joint Proxy Statement/Prospectus;

(iii)            fail to recommend against (x) acceptance of any tender or exchange offer by its stockholders pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Company Common Stock or Parent Common Stock, as applicable, or (y) any Acquisition Proposal that is publicly announced, in each case, within five (5) Business Days after the commencement of such tender offer or exchange offer or public announcement of such Acquisition Proposal (or, if earlier, prior to the Company Stockholder Meeting or Parent Stockholders Meeting, as applicable) (for the avoidance of doubt, the taking of no position or a neutral position by the Company Board or the Parent Board, as applicable, in respect of the acceptance of any such tender offer or exchange offer or Acquisition Proposal as of the end of such period shall constitute a failure to recommend against acceptance of any such offer or Acquisition Proposal);

(iv)            approve or recommend, or publicly declare advisable or publicly propose to approve or recommend, or publicly propose to enter into, any Acquisition Proposal or any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement constituting or relating to any Acquisition Proposal (an “Alternative Acquisition Agreement”, and any of the actions set forth in the foregoing clauses (i), (ii), (iii) and this clause (iv) of this Section 5.10(a), a “Change of Recommendation”); or

(v)            cause or permit the Company or the Parent, as applicable, to enter into an Alternative Acquisition Agreement.

5.11            Preservation of Records. Subject to any retention requirements relating to the preservation of Tax records, the Company and the Parent agree that each of them shall preserve, or cause to be preserved, and keep the records held by them or their Affiliates relating to the business of the Company Group for a period of seven (7) years from the Closing Date and shall make such records and personnel available to the other as may be reasonably requested by such Party in connection with, among other things, any insurance claims by, Proceedings against or governmental investigations of any member of the Company Group or the Parent, the Merger Sub or any of their Affiliates or in order to enable the members of the Company Group, the Parent or the Merger Sub to comply with their respective obligations under this Agreement and each other agreement, document or instrument contemplated hereby; provided, however, that the members of the Company Group, the Parent and the Merger Sub may destroy (or permit to be destroyed) any such records after such time period or at any time if done so in accordance with their respective existing data retention/destruction policies.

5.12            Terminations. On or prior to the Closing Date, the Company shall terminate or cause to be terminated (a) all Affiliate Transactions (and obtain releases with respect thereto from each applicable Affiliate) set forth in Section 5.12 of the Company Disclosure Schedule, and (b) all Contracts set forth in Section 5.12 of the Company Disclosure Schedule; provided, that in no event shall the Company pay any fee or otherwise incur any liability with respect to any such termination or release unless otherwise consented to in writing by the Parent.

5.13            Resignation of Officers, Directors, Managers and Employees. The Company shall cause each of the employees, officers and directors of the Company Group listed in Section 5.13 of the Company Disclosure Schedule to submit a letter of resignation and to execute and submit any other documentation and take any other action necessary to effectuate such resignation, in each case, effective on or before the Closing Date.

5.14            Indemnification Provisions.

(a)            From and after the Closing, all rights to indemnification, advancement of expenses and exculpation by the Company now existing in favor of each person who is now, or has been at any time prior to the Closing Date, a director, manager, officer, employee, agent, or fiduciary of any member of the Company Group (collectively, the “Company Indemnitees”), as provided in the Organizational Documents of any member of the Company Group, in each case as in effect on the date hereof, or pursuant to any other agreements in effect on the date hereof and disclosed in Section 5.14(a) of the Company Disclosure Schedule or made available to the Parent, shall survive the Closing Date and shall continue in full force and effect in accordance with their respective terms or any other provision hereof.

(b)            In the event the Parent, the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, provision shall be made so that the successors and assigns of the Parent or the Surviving Entity or such continuing or surviving corporation or entity or such transferee, as the case may be, shall assume all of the obligations set forth in this Section 5.14.

(c)            The obligations of the Parent under this Section 5.14 shall not be terminated or modified in such a manner as to adversely affect any Company Indemnitee to whom this Section 5.14 applies without the consent of such Company Indemnitee so adversely affected.

5.15            D&O Tail Policy. Prior to or at the Closing, the Company shall obtain as of the Closing Date pre-paid “tail” insurance policies for directors’ and officers’ liability insurance with a claims period of six (6) years from the Closing Date with at least the same coverage and amounts, and containing terms and conditions that are not less advantageous to the directors, managers and officers of the Company Group, in each case with respect to claims arising out of or relating to events which occurred on or prior to the Closing Date (including in connection with the transactions contemplated by this Agreement) (the “D&O Tail Policy”, and the full, prepaid cost of the D&O Tail Policy, the “D&O Tail Policy Costs”).

5.16            Tax Matters.

(a)            The Company will prepare or cause to be prepared each Tax Return of the Company Group that is required to be filed on or prior to the Closing Date (taking into account any appropriate extensions). Each such Tax Return shall be prepared on a basis consistent with past practice except to the extent otherwise required by applicable Law. Reasonably in advance of the due date, including extensions, for filing any Tax Return under this Section 5.16(a) (other than Tax Returns relating to sales, use, payroll or other taxes that are required to be filed contemporaneously with, or promptly after, the close of a taxable period, in each case a copy of which shall be provided to the Parent by the Company as soon as reasonably practicable), the Company will deliver a copy of each such Tax Return, together with all supporting documentation and workpapers, to the Parent for its review and reasonable comment. The Parent will provide any reasonable comments to the Company within fifteen (15) days after the receipt of such Tax Return. The Company shall consider in good faith and its sole discretion incorporate or cause to be incorporated any such reasonable comments as are permitted under applicable law.

(b)            The Parent shall prepare or cause to be prepared, and timely file or cause to be timely filed, all Tax Returns of the Company Group required to be filed after the Closing Date (taking into account any appropriate extensions).

(c)            For any U.S. federal, state or local or non-U.S. Tax purposes, Taxes that are payable with respect to any Straddle Period shall be allocated between the portion of such Straddle Period ending at the Determination Time and the portion of such Straddle Period beginning after the Determination Time in the following manner. For allocations of income or deductions required to determine any income Taxes, sales and use Taxes, payroll Taxes or other transactional Taxes for a Straddle Period, such allocation shall be made by means of a closing of the books of the Company Group as of the close of business as of the Determination Time. The amount of all Taxes other than income Taxes, sales and use Taxes, payroll Taxes or other transactional Taxes in respect of the Straddle Period shall be allocated between the period ending at the Determination Time and the period beginning immediately after the Determination Time based on the number of days for the portion of the Straddle Period ending on and including the date that includes the Determination Time, on the one hand, and the number of days for the portion of the Straddle Period beginning on the day immediately following the date that includes the Determination Time, on the other hand. For purposes of this paragraph, exemptions, allowances or deductions that are calculated on an annual basis, such as the deduction for depreciation, shall be apportioned on a daily basis. Any franchise Tax or other Tax providing the right to do business for a specified period shall be allocated to the taxable period during which the income, operations, assets or capital comprising the base of such Tax is measured, regardless of whether the right to do business for another period is obtained by the payment of such Tax.

(d)            The Parent and the Company each adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations. No party shall take any action that is inconsistent with the foregoing. Each of the Parent and the Company will use its commercially reasonable efforts to cause the Merger to qualify, and will not take or knowingly fail to take (use its commercially reasonable efforts to prevent any other Affiliate of such Party from taking or knowingly failing to take) any action that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

5.17            Employee Matters.

(a)            In the event that any Non-Union Represented Employee is terminated without cause within the one (1) year period immediately following the Closing, Parent agrees that it shall cause the Surviving Entity or one of its Affiliates to provide severance payments and benefits to such Non-Union Represented Employee upon a termination without cause under the severance policy or arrangement in effect and applicable to such Non-Union Represented Employee as of immediately prior to the Effective Time. Notwithstanding the foregoing, neither Parent nor any of its Affiliates shall be obligated to continue to employ any Non-Union Represented Employee for any specific period of time following the Effective Time.

(b)            For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Parent or any Affiliate (including the Surviving Entity), as applicable, providing benefits to any Employee who is not represented by a union or other labor organization (each a “Non-Union Represented Employee”) after the Effective Time (the “New Plans”), each Non-Union Represented Employee shall be credited with his or her years of service with the Company Group, as applicable, and their respective predecessors before the Effective Time, to the same extent as such Non-Union Represented Employee was entitled, before the Effective Time, to credit for such service under any similar Company Benefit Program in which such Non-Union Represented Employee participated or was eligible to participate immediately prior to the Effective Time; provided, that the foregoing shall not apply with respect to retiree medical plans, benefit accruals under any defined benefit pension plan or to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, (i) Parent shall use commercially reasonable efforts to cause each Non-Union Represented Employee and his or her eligible dependents to be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a comparable Company Benefit Program in which such Non-Union Represented Employee participated immediately before the Effective Time (such plans collectively, as applicable, the “Old Plans”), and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Non-Union Represented Employee, Parent shall use commercially reasonable efforts to cause (A) all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable plans of the applicable Old Plan in which such employee participated immediately prior to the Effective Time, and (B) any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year in which the Effective Time occurs as if such amounts had been paid in accordance with such New Plan.

(c)            Following the Effective Time, Parent and each of its Affiliates shall comply with all collective bargaining agreements and Contracts with any trade union or other labor organization governing the terms and conditions of employment of Employees represented by a union or other labor organization (each a “Union Represented Employee”). Each Union Represented Employee shall be credited with his or her years of service with the Company Group, as applicable, and their respective predecessors before the Effective Time, to the same extent as such Union Represented Employee was entitled, before the Effective Time, to credit for such service under any similar Company Benefit Program in which such Union Represented Employee participated or was eligible to participate immediately prior to the Effective Time; provided, that the foregoing shall not apply to the extent that its application would result in a duplication of benefit.

(d)            Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 5.17 shall create any third party rights in any Person, including any current or former director, officer, employee or other service provider of the Company Group or any participant in any Company Benefit Program or other employee benefit plan, agreement or other arrangement (or any beneficiaries or dependents thereof). Nothing in this Section 5.17 shall be construed to establish, amend, or modify any benefit or compensation plan, program, agreement, contract, policy or arrangement or limit the ability of Parent, the Company, or any of their respective Affiliates to amend, modify or terminate in accordance with its terms any benefit or compensation plan, program, agreement, contract, policy or arrangement at any time adopted, assumed, established, sponsored or maintained by any of them.

5.18            Listing. The Parent shall use its best efforts to effect the listing (subject to official notice of issuance) of the Merger Consideration on the NYSE prior to the Effective Time.

5.19            Requisite Vote.

(a)            The Parent shall take all action necessary in accordance with applicable Laws and the Organizational Documents of Parent to duly give notice of, convene and hold a meeting of its stockholders (including any postponement, adjournment or recess thereof, the “Parent Stockholders Meeting”) for the purpose of obtaining the Requisite Parent Vote, to be held as promptly as reasonably practicable after the Registration Statement is declared effective under the Securities Act (and no later than forty-five (45) days after such date). As promptly as reasonably practicable after the Registration Statement is declared effective under the Securities Act, the Parent Board shall solicit from stockholders of the Parent proxies in favor of such issuance. Notwithstanding anything to the contrary contained in this Agreement, the Parent (i) shall be required to adjourn or postpone the Parent Stockholders Meeting (A) to the extent necessary to ensure that any legally required supplement or amendment to the Joint Proxy Statement/Prospectus is provided to the Parent’s stockholders or (B) if, as of the time for which the Parent Stockholders Meeting is scheduled, there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Parent Stockholders Meeting, and (ii) may adjourn or postpone the Parent Stockholders Meeting if, as of the time for which the Parent Stockholders Meeting is scheduled, there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to obtain the Requisite Parent Vote; provided, however, that unless otherwise agreed to by the Parties, the Parent Stockholders Meeting shall not be adjourned or postponed to a date that is more than fifteen (15) Business Days after the date for which the meeting was previously scheduled (it being understood that such Parent Stockholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and such Parent Stockholders Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (ii) exist); and provided, further, that the Parent Stockholders Meeting shall not be adjourned or postponed to a date on or after three (3) Business Days prior to the Termination Date. The Parent shall promptly provide the Company and the Stockholder Representative with all proxy tabulation reports relating to the Parent Stockholders Meeting that have been prepared by the Parent or the Parent’s transfer agent, proxy solicitor or other Representative, and shall otherwise keep the Company and the Stockholder Representative reasonably informed regarding the status of the solicitation and any material oral or written communications from or to the Parent’s stockholders with respect thereto. The Parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of the Parent’s stockholders or any other Person to prevent the Requisite Parent Vote from being obtained.

(b)            The Company shall take all action necessary in accordance with applicable Laws and the Organizational Documents of the Company to duly give notice of, convene and hold a meeting of the Stockholders (including any postponement, adjournment or recess thereof, the “Company Stockholders Meeting”) for the purpose of obtaining the Requisite Company Vote, to be held as promptly as reasonably practicable after the Registration Statement is declared effective under the Securities Act (and no later than forty-five (45) days after such date). As promptly as reasonably practicable after the Registration Statement is declared effective under the Securities Act, the Company Board shall solicit from the Stockholders proxies in favor of the adoption of this Agreement. Notwithstanding anything to the contrary contained in this Agreement, the Company (i) shall be required to adjourn or postpone the Company Stockholders Meeting (A) to the extent necessary to ensure that any legally required supplement or amendment to the Joint Proxy Statement/Prospectus is provided to the Stockholders or (B) if, as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Company Stockholders Meeting, and (ii) may adjourn or postpone the Company Stockholders Meeting if, as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to obtain the Requisite Company Vote; provided, however, that unless otherwise agreed to by the Parties, the Company Stockholders Meeting shall not be adjourned or postponed to a date that is more than fifteen (15) Business Days after the date for which the meeting was previously scheduled (it being understood that such Company Stockholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and such Company Stockholders Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (ii) exist); and provided, further, that the Company Stockholders Meeting shall not be adjourned or postponed to a date on or after three (3) Business Days prior to the Termination Date. The Company shall promptly provide the Parent with all proxy tabulation reports relating to the Company Stockholders Meeting that have been prepared by the Company or the Company’s transfer agent, proxy solicitor or other Representative, and shall otherwise keep the Parent reasonably informed regarding the status of the solicitation and any material oral or written communications from or to the Stockholders with respect thereto. The Parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of the Stockholders or any other Person to prevent the Requisite Company Vote from being obtained.

5.20            Joint Proxy Statement/Prospectus; Registration Statement.

(a)            The Parent shall (with the Company’s reasonable cooperation), as promptly as practicable after the date of this Agreement, prepare and file with the SEC a registration statement on Form S-4 in connection with the Parent Stock Issuance (as amended or supplemented, the “Registration Statement”), in which the Joint Proxy Statement/Prospectus will be included. The Joint Proxy Statement/Prospectus shall include the Company Board Recommendation and the Parent Board Recommendation. Each of Company and Parent shall furnish all information concerning such Person and its Affiliates to the other Party, and provide such other assistance as may be reasonably requested by such other Party to be included therein and shall otherwise reasonably assist and cooperate with the other Party in the preparation, filing and distribution of the Joint Proxy Statement/Prospectus, the Registration Statement and the resolution of comments to either of the foregoing documents received by the SEC. The Parent shall, as promptly as practicable after the receipt thereof, provide the Company with copies of any written comments and advise the Company of any oral comments with respect to the Joint Proxy Statement/Prospectus or the Registration Statement received by the Parent from the SEC, including any request from the SEC for amendments or supplements thereto (or such other filings as may be necessary under applicable Laws), and shall promptly provide the Company with copies of all other material or substantive correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand. None of the Company, the Parent or their respective Representatives shall agree to participate in any material or substantive meeting or conference (including by telephone) with the SEC, or any member of the staff thereof, in respect of the Joint Proxy Statement/Prospectus or the Registration Statement unless it consults with the other Party in advance and, to the extent permitted by the SEC, allows the other Party to participate. Each of the Parent and the Company shall advise the other, promptly after receipt of notice thereof, of the time of effectiveness of the Registration Statement, the issuance of any stop order relating thereto or the suspension of the qualification of shares of Parent Common Stock for offering or sale in any jurisdiction, and each of the Parent and the Company shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(b)            Parent shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing (including responding to comments of the SEC) and each Party shall cause the Joint Proxy Statement/Prospectus to be mailed to its stockholders as promptly as practicable thereafter.

(c)            The Parties each agree, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Joint Proxy Statement/Prospectus and any amendment or supplement thereto will, at the date it is first mailed to stockholders of the Parent and the Company and at the time of the Parent Stockholders Meeting and the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Parent shall (with the Company’s reasonable cooperation) cause the Joint Proxy Statement/Prospectus and the Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act, as applicable, and the rules and regulations thereunder; provided, however, that no representation is made by the Parent with respect to statements made therein based on information supplied by the Company for inclusion or incorporation by reference therein.

(d)            The Company shall provide to Parent audited financial statements, including consolidated balance sheets, statements of operations, statements of cash flows, and statements of stockholders equity of the Company and its Subsidiaries as of and for the years ended December 31, 2023, December 31, 2022 and December 31, 2021 and accompanied by the report thereon of the Company’s independent auditors as soon as reasonably practicable (except that the report thereon of the Company’s independent auditors may not be delivered prior to the date of filing of the Registration Statement). Without limiting the foregoing, (i) the Company shall reasonably cooperate with Parent in connection with Parent’s preparation for inclusion in the Registration Statement of pro forma financial statements that comply with the requirements of Regulation S-X under the rules and regulations of the SEC (as interpreted by the staff of the SEC) to the extent such pro forma financial statements are required for the Registration Statement and (ii) the Company shall provide, as soon as reasonably practicable, any other audited or reviewed and unaudited financial statements, including consolidated balance sheets, statements of operations, statements of cash flows, and statements of stockholders equity of the Company and its Subsidiaries required to be included in either (x) the Registration Statement or (y) any other filing (each, an “Other Filing”) by Parent required or requested by the SEC in connection with the Transactions (including any Current Report on Form 8-K), together with the notes and schedules thereto, in each case, prepared in accordance with GAAP and Regulation S-X, which financial statements shall be audited or reviewed, as the case may be, in accordance with the standards required to include such financial statements (including any restatement) in the Registration Statement or such other filing (including any Current Report on Form-8K), as applicable. The Company shall use commercially reasonable efforts to cause its independent public accountants to (i) cooperate in the preparation of the Registration Statement and (ii) provide such accountants’ consent to the inclusion in the Registration Statement and any Other Filing of (x) their audit reports and (y) reference to their firm as experts.

(e)            If, at any time prior to the Effective Time, any Party obtains knowledge of any information pertaining to it or previously provided by it for inclusion in the Registration Statement or the Joint Proxy Statement/Prospectus that would require any amendment or supplement to the Registration Statement or the Joint Proxy Statement/Prospectus so that any of such documents would not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, such Party shall promptly advise the other Parties and the Parties shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Joint Proxy Statement/Prospectus and the Registration Statement and, as required by applicable Law, in disseminating the information contained in such amendment or supplement to the stockholders of Parent and the Company.

(f)            Each Party will provide the other Party and its legal counsel with a reasonable opportunity to review and comment on drafts of the Joint Proxy Statement/Prospectus, the Registration Statement, responses to any comments from the SEC with respect thereto, and other documents related to the Parent Stockholders Meeting or the Company Stockholders Meeting, as applicable, or the issuance of the shares of Parent Common Stock in respect of the Merger (including, in each case, the proposed final version of such document), prior to filing such documents with the applicable Governmental Body and mailing such documents to the stockholders of the Parent and the Company, as applicable. Each Party will consider in good faith the comments of the other Party in connection with any such document or response and each Party agrees that all information relating to Parent and its Subsidiaries included in the Joint Proxy Statement/Prospectus or the Registration Statement shall be in form and content satisfactory to the Parent, acting reasonably, and all information relating to the Company Group included in the Joint Proxy Statement/Prospectus or the Registration Statement shall be in form and content satisfactory to the Company, acting reasonably.

(g)            Each Party shall, as promptly as practicable after the date of this Agreement and in consultation with the other Party, set a preliminary record date for the Parent Stockholders Meeting or the Company Stockholders Meeting, as applicable, and commence a broker search pursuant to Rule 14a-13 under the Exchange Act in connection therewith, if applicable. Each Party agrees (x) to provide the other Party reasonably detailed periodic updates concerning proxy solicitation results on a timely basis and (y) to give written notice to the other Party one (1) day prior to the Parent Stockholders Meeting or the Company Stockholders Meeting, as applicable, and on the day of, but prior to, the Parent Stockholders Meeting or the Company Stockholders Meeting, as applicable, indicating whether as of such date sufficient proxies representing the Requisite Parent Vote or the Requisite Company Vote, as applicable, have been obtained.

(h)            No amendment or supplement to the Joint Proxy Statement/Prospectus or the Registration Statement will be made by Parent or the Company without the approval of the other party, which approval shall not be unreasonably withheld, conditioned or delayed.

5.21            Cooperation.

(a)            Upon the terms and subject to the conditions set forth in this Agreement (including Section 5.9 and Section 5.10), the Company and the Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective commercially reasonable efforts to take or cause to be taken all actions, and to do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Law to cause the conditions to Closing to be satisfied as promptly as reasonably practicable and advisable (and in any event no later than the Termination Date) and consummate and make effective the Transactions as soon as reasonably practicable, including preparing and filing as promptly as reasonably practicable and advisable all documentation to effect all necessary notices, reports and other Filings, obtaining as promptly as reasonably practicable (and in any event no later than the Termination Date) all Consents necessary or advisable to be obtained from any third party or any Governmental Body in order to consummate the Transactions, executing and delivering any additional instruments necessary to consummate the Transactions and refraining from taking any action that would reasonably be expected to impede, interfere with, prevent or materially delay the consummation of the Transactions.

(b)            The Company and the Parent shall jointly develop and consult and cooperate in all respects with one another, and consider in good faith the views of one another, in connection with the form and content of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made with, or submitted to, any third party or any Governmental Body in connection with the Transactions (including the Joint Proxy Statement/Prospectus and the Registration Statement). Neither the Company nor the Parent shall permit any of its officers or other Representatives to participate in any substantive meeting, telephone call or conference with any Governmental Body in respect of any Filing, investigation or otherwise relating to the Transactions unless, to the extent reasonably practicable, it consults with the other Party in advance and, to the extent permitted by such Governmental Body, gives the other Party the opportunity to attend and participate therein. Each of the Parties shall use commercially reasonable efforts to furnish to each other all information required for any Filing, other than confidential or proprietary information not directly related to the Transactions, and to give the other Party reasonable prior notice of any such Filing and, to the extent practicable, keep the other Party reasonably informed with respect to the status of each Consent sought from a Governmental Body in connection with the Transactions and the material communications between such Party and such Governmental Body, and, to the extent practicable, permit the other Party to review and discuss in advance, and consider in good faith the views of the other in connection with any such Filing or communication. Each of the Parties shall promptly furnish the other with copies of all correspondence, Filings (except for the Parties’ initial HSR Act notification filings) and material communications between them and their Representatives, on one hand, and any such Governmental Body or its respective staff on the other hand, with respect to the Transactions in order for such other Party to meaningfully consult and participate in accordance with this Section 5.21; provided, that materials furnished pursuant to this Section 5.21 may be redacted as necessary to (i) remove or exclude information deemed to be sensitive from an antitrust or foreign investment perspective, or (ii) address reasonable attorney-client or other privilege or confidentiality concerns. Subject to applicable Law, each of the Company and the Parent and their respective Subsidiaries shall not agree to any actions, restrictions or conditions with respect to obtaining any Consent in connection with the Transactions, and neither Party shall directly or indirectly agree to extend any applicable waiting period (including under the HSR Act) or enter into any agreement with a Governmental Body related to this Agreement or the Transactions, in each case, without the prior written consent of the other Party. In exercising the foregoing rights, each of the Company and the Parent shall act reasonably and as promptly as reasonably practicable.

(c)            The Parties will act in good faith to develop and execute a plan to maximize the utilization of Company Group’s existing tax attributes prior to Closing (the “Tax Plan” and any fees and expenses of the Company Group with respect thereto, the “Tax Plan Costs”); provided, that the Tax Plan does not cause any adverse impact on the Company Group in the event that Closing fails to occur.

(d)            The Parent and the Company will negotiate in good faith commencing immediately upon execution of this Agreement to agree upon a dollar amount to be treated as an Excess Transaction Expense regarding the matters described in Schedule 5.21(d) of the Company Disclosure Schedule. If Parent and the Company have not agreed upon such dollar amount by November 15, 2024, the chief executive officers of each of Parent and Company shall meet in person no later than November 22, 2024 to negotiate in good faith regarding such dollar amount. If the chief executive officers of Parent and the Company are not able to reach resolution by December 1, 2024, the Parent and the Company will jointly schedule a non-binding mediation to continue the good faith negotiations to attempt to reach a mutually agreeable dollar amount. If the Parent and the Company are not able to reach a mutually agreeable dollar amount through the mediation process by December 15, 2024, either the Parent or the Company may submit the matter to binding arbitration on an accelerated basis with and through the process set forth by JAMS in Houston, Texas. The dollar amount set by JAMS will be binding on the Parties. Notwithstanding anything to the contrary herein, if the JAMS decision is the last closing condition pursuant to Article VI, the Closing shall take place on the fifth (5th) Business Day after the issuance of the JAMS decision.

5.22            401(k) Plan Matters. At least one (1) Business Day prior to the Closing Date, the Company will take all actions necessary to amend the Company 401(k) Plan in accordance with Section 401(k) of the Code in order to (a) terminate the Company 401(k) Plan effective as of such date (but contingent on the Closing) and (b) fully vest the accounts of all of the Company 401(k) Plan participants contingent upon such termination. The form and substance of the resolutions approving such actions will be subject to the prior review and approval of the Parent, which approval shall not be unreasonably withheld. Parent 401(k) Plan shall accept “eligible rollover distributions” (as such term is defined under Section 402(c)(4) of the Code) in the form of cash, a promissory note (in the case of loans) or any combination thereof, from the 401(k) Plan to the extent elected by an Employee. Each Employee shall be given the opportunity to elect a direct rollover of such account balance, including the rollover of any outstanding plan loans, to the Parent 401(k) Plan, subject to and in accordance with the provisions of such plan and applicable Law. With respect to each Employee who elects to effect an eligible rollover distribution of his or her account balances to the Parent 401(k) Plan and has an outstanding plan loan under the Company 401(k) Plan as of the Closing, Parent shall take such steps as may be necessary to (i) obtain an executed written acknowledgement from such Employee that the Parent 401(k) Plan will be the obligee of such loan, and (ii) permit any such Employee to make timely loan service payments to the Parent 401(k) Plan through payroll deductions by Parent or any Subsidiary of Parent (including the Surviving Entity) on or after completion of the eligible rollover distribution.

5.23            Barge Rig Proceeds. Subject to Section 2.11(e), from and after the date hereof, the Company will not distribute or otherwise disburse in any manner any proceeds received with respect to the Barge Rig Sale (other than any reasonable, documented out-of-pocket expenses related to such sale and the reasonable, documented out-of-pocket costs of any ongoing obligations related to such sale or as otherwise may be reduced pursuant to the terms hereof, which such amounts may be paid to the appropriate recipients thereof).

5.24            Current Balance Sheet. Five (5) Business Days prior to the Closing, the Company shall prepare and deliver to the Parent unaudited, consolidated balance sheets of the Company Group for the period ending the last day of the calendar month immediately preceding such date of delivery; provided, however, that if the Closing occurs in the first fifteen (15) Business Days after the date that is the last day of the preceding calendar month, then the Company Group shall prepare and deliver to the Parent unaudited balance sheets of the Company Group for the period ending the last day of the penultimate calendar month immediately preceding such date of delivery.

5.25            Section 280(G) Matters. With respect to each service provider of the Company Group and its Affiliates who is a “disqualified individual” (as defined in Section 280G(c) of the Code), no later than five (5) Business Days prior to the Closing, the Company shall use its commercially reasonable efforts to secure from each such individual who has a right to any payments or economic benefits pursuant to any Company Benefit Program and any agreement to which such individual is entitled in connection with the Transactions or otherwise that could reasonably be deemed to constitute “parachute payments” (as defined in Section 280G of the Code) a waiver, subject to the approval described below in this Section 5.25, of such individual’s rights to all of such “parachute payments” that are equal to or in excess of three times such individual’s “base amount” (within the meaning of Code Section 280G) less one dollar (the “Waived 280G Benefits”). If any individual waives his or her rights to the Waived 280G Benefits as described in the immediately preceding sentence, the Company shall use commercially reasonable efforts to submit such individual’s rights to such Waived 280G Benefits to its stockholders for their approval in accordance with the requirements of Section 280G(b)(5)(B) of the Code and in a manner that satisfies the applicable requirements of Section 280G(b)(5)(B) of the Code and any regulations promulgated thereunder; provided, that in no event shall this Section 5.25 be construed to require the Company to compel any Person to waive any existing rights under any contract or agreement that such Person has with the Company Group, and in no event shall the Company be deemed in breach of this Section 5.25 if any such Person refuses to waive any such rights or such member approval is not obtained. Within a reasonable period of time before taking such actions and, in no event, less than three (3) Business Days prior to taking such actions, the Company shall deliver to the Parent for review copies of any documents, agreements, or other materials as necessary to effect this Section 5.25 (including any stockholder consent form, disclosure statement or waiver, and calculations related to any potential parachute payments under Section 280G of the Code) for the Parent’s review and comment (which comments shall be considered by the Company in good faith) and, where reasonable (as determined by the Company in good faith), incorporated into the applicable documents or calculations. To the extent that any such Waived 280G Benefits do not obtain such approval, such Waived 280G Benefits shall not be retained, made or provided to the applicable individual, whether by the Company Group or the Parent, or any of their respective Affiliates. No later than three (3) Business Days prior to the Closing, the Company shall deliver to the Parent evidence that such approval was solicited in accordance with the foregoing provisions of this Section 5.25 and that either (a) the requisite number of votes were obtained with respect to such Waived 280G Benefits, or (b) such approval was not obtained and, as a consequence, such Waived 280G Benefits shall not be retained, made or provided to the applicable individual, whether by any of the Company Group, Parent or any of their respective Affiliates.

5.26            Second Lien Term Loan; ABL Loan. If the Second Lien Term Loan is still in effect at the Closing, then the Parent shall either (a) refinance or repay the Second Lien Term Loan within thirty (30) days following the Closing or (b) make the change of control repayment offer pursuant to the terms of the Second Lien Term Loan within thirty (30) days following the Closing. The Company and the Parent shall use commercially reasonable efforts to obtain the written consent of the lender(s) under the ABL Loan Agreement (and any other applicable parties to the ABL Loan Agreement) or amend the ABL Loan Agreement providing for an extension of the term of the ABL Loan Agreement for a period of thirty (30) days following the Closing Date (any fees, costs, or expenses with respect thereto, including any consent fee or amendment fee, the “ABL Extension Fees”). Prior to the Closing, (x) for any letters of credit of the Company Group issued under the ABL Loan Agreement that are back-to-back letters of credit, the Company shall use commercially reasonable efforts to cause the applicable local issuing bank to accept the Parent’s standby letter of credit or surety bond as a replacement therefor and (y) for any letters of credit of the Company Group issued under the ABL Loan Agreement that are issued directly to a beneficiary, the Company shall use reasonable best efforts to cause such beneficiary to provide a written consent approving the replacement of the applicable letter of credit with Parent’s standby letter of credit or surety bond; provided, however, that, notwithstanding anything to the contrary herein, the Company shall be permitted to cash collateralize any letters of credit from and after the Execution Date until the Closing up to an aggregate amount not to exceed $3,500,000; provided, further, that the Company shall use reasonable best efforts to obtain the applicable written consent approving the replacement of the applicable letter of credit with Parent’s standby letter of credit and not cash collateralize any such letters of credit as a result.

ARTICLE VI
CONDITIONS TO CLOSING

6.1            Conditions to Obligations of Each Party. The respective obligations of the Company, the Parent and the Merger Sub to consummate the Closing are subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions, any one or more of which may be waived in writing subject to applicable Law, in whole or in part, as to a Party by such Party (in such Party’s sole discretion):

(a)            Listing. The shares of Parent Common Stock issuable in accordance with this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance.

(b)            Governmental Approvals. The waiting period (and any extension of such period) under the HSR Act applicable to the Transactions shall have expired or otherwise been terminated, and any necessary actions or nonactions, waivers, consents, clearances, approvals, and expirations or terminations of waiting periods from Governmental Bodies under the Antitrust Laws and FDI Laws required to consummate the Merger shall have occurred or been obtained.

(c)            Governmental Restraints. (i) No provision of any applicable Law shall prohibit the consummation of the Transactions, and (ii) no final Order shall have been issued, promulgated, enacted or enforced by any Governmental Body of competent jurisdiction after the date hereof enjoining or otherwise prohibiting the performance of this Agreement or the consummation of any of the transactions contemplated hereby.

(d)            Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued and remain in effect, and no Proceedings for that purpose shall have commenced or be threatened in writing by the SEC, unless subsequently withdrawn.

(e)            Requisite Parent Vote. The Requisite Parent Vote shall have been obtained.

(f)            Requisite Company Vote. The Requisite Company Vote shall have been obtained.

(g)            Final Net Debt. The Final Net Debt has been finally determined pursuant to Section 2.13(b).

(h)            Dissenting Shares. The shares of Company Common Stock constituting Dissenting Shares shall not be 10% or greater of the issued and outstanding shares of Company Common Stock.

(i)            Section 5.21(d). The dollar amount of the Excess Transaction Expense pursuant to Section 5.21(d) shall have been finalized pursuant to the terms of Section 5.21(d).

6.2            Conditions to Obligations of the Parent and the Merger Sub. The obligations of the Parent and the Merger Sub to consummate the Closing are subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions, any one or more of which may be waived in writing subject to applicable Law, in whole or in part, by the Parent (in the Parent’s sole discretion):

(a)            Representations and Warranties of the Company Group. (i) Each of the representations and warranties set forth in Sections 3.1(a), 3.1(c), 3.2, 3.3(a), 3.3(c), 3.5, 3.10(l), 3.19 and 3.28 (disregarding all qualifications or limitations as to “materially”, “Material Adverse Effect” and words of similar import) shall be true and correct in all respects as of the date hereof and as of Closing Date as though made at and as of the Closing Date (other than such representations and warranties as are expressly made as of an earlier date, which shall be so true and correct as of such date), except for de minimis inaccuracies that do not (and are not reasonably expected to) result in any liability to the Parent, (ii) each of the representations and warranties set forth in Sections 3.1(b), 3.1(d), 3.3(b), 3.3(d), 3.3(e), and 3.4 shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made at and as of the Closing Date (other than such representations and warranties as are expressly made as of an earlier date, which shall be so true and correct as of such date), and (iii) each of the other representations and warranties (disregarding all qualifications or limitations as to “materially”, “Material Adverse Effect” and words of similar import) made by the Company Group set forth in Article III shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made at and as of the Closing Date (other than such representations and warranties as are expressly made as of an earlier date, which shall be so true and correct as of such date), except for breaches and inaccuracies the effect of which would not, individually or in the aggregate, have a Material Adverse Effect.

(b)            Performance by the Company and the Stockholders. The Company and the Stockholders shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by the Company or the Stockholders, as applicable, on or prior to the Closing Date; provided, however, that the Company shall have complied in all respects with the covenants and agreements set forth in Section 5.23 and Section 5.24.

(c)            Closing Certificate of the Company. The Parent and the Merger Sub shall have received a certificate, dated as of the Closing Date, signed by a Responsible Officer of the Company, in such Responsible Officer’s capacity as a Responsible Officer of the Company and not in an individual capacity, certifying that the conditions set forth in Sections 6.2(a) and 6.2(b) have been satisfied (the “Company Closing Certificate”).

(d)            Closing Deliverables. The Company shall have delivered or caused to be delivered all of the closing deliveries set forth in Section 2.12(b).

(e)            No Material Adverse Effect. There shall not have been or occurred any event, change, occurrence or circumstance that, individually or in the aggregate with any such events, changes, occurrences or circumstances, has had or which could reasonably be expected to have a Material Adverse Effect.

(f)            Transition Agreement. The restrictive covenant agreements provided in that certain Transition, Separation and General Release Agreement, by and between the Company and Quail Tools, LLC, on the one hand, and Marc White, Keith White and Wayne White, on the other hand (the “Transition Agreement”), shall remain in full force and effect, in each case, in accordance with the terms thereof.

(g)            Letters of Credit. For any letters of credit of the Company Group issued under the ABL Loan Agreement that are issued directly to a beneficiary, the Company shall have delivered to the Parent a written consent from each beneficiary approving the replacement of the applicable letter of credit with Parent’s standby letter of credit or surety bond, pursuant to Section 5.26(y); provided, that this condition shall be deemed satisfied if (1) the Company has obtained an amendment to the ABL Loan Agreement providing for an extension of the term of the ABL Loan Agreement for a period of thirty (30) days or more following the Closing or (2) the total amount of letters of credit for which such a consent is not obtained is less than an amount equal to (x) seven million dollars ($7,000,000), less (y) the total amount of cash used to cash collateralize any letters of credit from and after the Execution Date.

(h)            Irrevocable Proxy and Power of Attorney. Each Supporting Stockholder shall have executed and delivered to Parent an Irrevocable Proxy and Power of Attorney, pursuant to the Stockholder Voting and Lock-Up Agreement.

6.3            Conditions to Obligations of the Company. The obligations of the Company to consummate the Closing are subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions, any one or more of which may be waived in writing subject to applicable Law, in whole or in part, by the Company (in the Company’s sole discretion):

(a)            Representations and Warranties. Each of the representations and warranties of the Parent and the Merger Sub set forth in Article IV shall be true and correct in all respects (without giving effect to any qualifications or limitations as to “materiality,” “material adverse effect,” or words of similar import set forth therein) as of the date hereof and as of the Closing Date as though made at and as of the Closing Date (other than such representations and warranties as are expressly made as of an earlier date, which shall be so true and correct as of such date), except for breaches and inaccuracies the effect of which would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(b)            Performance. The Parent and the Merger Sub shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by the Parent and the Merger Sub on or prior to the Closing Date.

(c)            Closing Certificate. The Company shall have received a certificate, dated as of the Closing Date, signed by a Responsible Officer of the Parent, in such Responsible Officer’s capacity as a Responsible Officer of the Parent and not in an individual capacity, certifying that the conditions set forth in Sections 6.3(a) and 6.3(b) have been satisfied.

(d)            Closing Deliverables. The Parent and the Merger Sub shall have delivered or caused to be delivered all of the closing deliveries set forth in Section 2.12(a).

(e)            No Material Adverse Effect. There shall not have been or occurred any event, change, occurrence or circumstance that, individually or in the aggregate with any such events, changes, occurrences or circumstances, has had or which could reasonably be expected to have a Parent Material Adverse Effect.

6.4            Frustration of Closing Conditions. No party may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party’s failure to use commercially reasonable efforts (as set forth in Sections 5.1(a), 5.4, 5.7, 5.9, 5.16, 5.17, 5.20, 5.21, 5.25 and 5.26) or reasonable best efforts (as set forth in Sections 5.5, 5.19 and 5.20) to occur.

ARTICLE VII
TERMINATION RIGHTS

7.1            Termination Rights. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, at the discretion of the Parent or the Company, as applicable, as follows:

(a)            By mutual written consent of the Parent and the Company;

(b)            By either the Parent or the Company if any Governmental Body of competent jurisdiction shall have issued a final and non-appealable order, decree or judgment prohibiting the consummation of the Transactions or enact, enter, promulgate, enforce or deem applicable after the Execution Date, that makes consummation of the Closing illegal or otherwise prohibited; provided, that the party seeking to terminate this Agreement pursuant to this Section 7.1(b) shall have used commercially reasonable efforts to defend against such order, decree or judgment and shall have complied in all respects and taken all actions required by Section 5.5 and 5.21 hereof; provided, further, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to a Party if such order, decree or judgment was primarily due to the action or inaction of such Party; or

(c)            By either the Parent or the Company in the event that the Closing has not occurred on or prior to the two hundred twenty-seven (227) day anniversary of the Execution Date (the “Termination Date”); provided, that the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available to any Party whose failure to fulfill any material obligation under this Agreement has principally caused or resulted in the failure of the Closing Date to occur on or before the Termination Date;

(d)            By the Parent:

(i)            if the Requisite Company Vote shall not have been obtained at the Company Stockholders Meeting (or, if the Company Stockholders Meeting has been adjourned or postponed in accordance with this Agreement, at the final adjournment or postponement thereof), in each case, at which a vote on the adoption of this Agreement was taken;

(ii)            if at any time prior to the Closing Date, there has been a material breach by the Company of any of its obligations set forth in Section 5.9 or Section 5.10;

(iii)            by written notice to the Company, if there has been an event, change, occurrence or circumstance, individually or in the aggregate with any such events, changes, occurrences or circumstances that has had or could reasonably be expected to have a Material Adverse Effect; or

(iv)            if there shall have been a breach or inaccuracy of the Company’s representations and warranties in this Agreement or a failure by the Company to perform its respective covenants and agreements (other than with respect to a breach of (A) Section 3.11(a), as to which Section 7.1(d)(iii) will apply and (B) Section 5.19(b), as to which Section 7.1(d)(i) will apply), in any such case in a manner that would result in, if occurring and continuing on the Closing Date, the failure of the conditions to the Closing set forth in Section 6.2(a) or Section 6.2(b) unless such failure is reasonably capable of being cured by the Termination Date, in which case, so long as the Company is using commercially reasonable efforts to cure such failure, the Company shall have thirty (30) days (but in no event beyond the Termination Date) after receipt of timely written notice from the Parent of its intention to terminate this Agreement pursuant to this Section 7.1(d)(iv) to cure such failure before the Parent may so terminate this Agreement; provided, however, that the right to cure a breach of a representation, warranty, covenant or agreement shall not apply to, and the Company shall have no ability to cure any breach of, Section 3.10(l) or Section 5.23; provided, further, the Parent may not terminate this Agreement pursuant to this Section 7.1(d)(iv) if (A) any of the Parent’s representations and warranties shall have become and continue to be materially untrue in a manner that would cause the conditions set forth in Section 6.3(a) not to be satisfied, (B) there has been, and continues to be, a failure by the Parent to perform its covenants and agreements in such a manner as would cause the condition set forth in Section 6.3(b) not to be satisfied, or (C) the failure of the Parent to fulfill any of its obligations under this Agreement has been the primary cause of, or resulted in, the breach by the Company.

(e)            By the Company:

(i)            if the Requisite Parent Vote shall not have been obtained at the Parent Stockholders Meeting (or, the Parent Stockholders Meeting has been adjourned or postponed in accordance with this Agreement, at the final adjournment or postponement thereof), in each case, at which a vote on the Parent Stock Issuance was taken;

(ii)            if at any time prior to the Effective Time, there has been a material breach by the Parent of any of its obligations set forth in Section 5.9(e); or

(iii)            by written notice to the Parent, if there has been an event, change, occurrence or circumstance, individually or in the aggregate with any such events, changes, occurrences or circumstances that has had or could reasonably be expected to have a Parent Material Adverse Effect; or

(iv)            if there shall have been a breach or inaccuracy of the Parent’s representations and warranties in this Agreement or a failure to perform its covenants and agreements (other than with respect to a breach of Section 5.19(a), as to which Section 7.1(e)(i) will apply) in this Agreement (which, in the case of the right of termination by the Company, shall also include any breach by the Merger Sub), in any such case in a manner that would result in, if occurring and continuing on the Closing Date, the failure of the conditions to the Closing set forth in Section 6.3(a) or Section 6.3(b) unless such failure is reasonably capable of being cured by the Termination Date, in which case, so long as the Parent is using commercially reasonable efforts to cure such failure, the Parent shall have thirty (30) days (but in no event beyond the Termination Date) after receipt of notice from the Company of its intention to terminate this Agreement pursuant to this Section 7.1(e)(iv) to cure such failure before the Company may so terminate this Agreement; provided, however, the Company may not terminate this Agreement pursuant to this Section 7.1(e)(iv) if (A) any of the Company’s representations and warranties shall have become and continue to be materially untrue in a manner that would cause the conditions set forth in Section 6.2(a) not to be satisfied, (B) there has been, and continues to be, a failure by the Company to perform its covenants and agreements in such a manner as would cause the condition set forth in Section 6.2(b) not to be satisfied, or (C) the failure of the Company to fulfill any of its obligations under this Agreement has been the primary cause of, or resulted in, the breach by the Parent.

(f)            Any Party desiring to terminate this Agreement pursuant to this Section 7.1 shall give written notice of such termination to the other Parties to this Agreement, specifying the provision or provisions hereof pursuant to which such termination shall have been made and setting forth in reasonable detail the factual basis for such termination.

7.2            Effect of Termination.

(a)            In the event of the valid termination of this Agreement pursuant to and in accordance with Section 7.1, all rights and obligations of the Parties under this Agreement shall terminate, except for the provisions of this Section 7.2, Article IX, and the Nondisclosure Agreement; provided, however, that nothing herein shall relieve any Party from any liability for fraud or any willful or intentional breach by such Party and all rights and remedies of a non-breaching Party under this Agreement in the case of any such fraud or any willful or intentional breach, at law and in equity, shall be preserved, including the right to recover reasonable and documented attorneys’ fees and expenses. Except to the extent otherwise provided in this Section 7.2, the Parties agree that, if this Agreement is terminated, the Parties shall have no liability to each other under or relating to this Agreement.

(b)            If the Parties terminate this Agreement pursuant to Section 7.1(a), Section 7.1(b), or Section 7.1(c), no Party shall be entitled to recover any damages, costs or the Termination Fee in connection with such termination and such termination shall be the Parties’ sole and exclusive remedy, except in the event of fraud or any willful or intentional breach by a Party of any of its representations, warranties, covenants or other agreements set forth in this Agreement prior to the time of termination.

(c)            Without limiting the rights of the Company or the Parent, as applicable, to bring an action to compel specific performance by another Party of its obligations under this Agreement in accordance with Section 9.4, (i) in the event that (w) this Agreement is terminated by the Company pursuant to Section 7.1(e)(ii), Section 7.1(e)(iii) or Section 7.1(e)(iv), (y) the conditions set forth in Section 6.1 have all been satisfied, and (z) the Company has satisfied all of the conditions applicable to the Company in Section 6.2, then as promptly as reasonably practicable (and, in any event, within ten (10) Business Days) following such termination, the Parent shall pay to the Company an amount equal to ten million dollars ($10,000,000) (the “Termination Fee”) or (ii) in the event that (w) this Agreement is terminated by the Parent pursuant to Section 7.1(d) (x) the conditions set forth in Section 6.1 have all been satisfied, (y) the Parent has satisfied all of the conditions applicable to the Parent in Section 6.3, then as promptly as reasonably practicable (and, in any event, within ten (10) Business Days) following such termination, the Company shall pay to the Parent an amount equal to the Termination Fee.

(d)            The Parties agree that if this Agreement is terminated pursuant to Section 7.1(c), Section 7.1(d) or Section 7.1(e), and a Party receives the Termination Fee pursuant to Section 7.2(c), absent fraud or any willful or intentional breach by the Party receiving the Termination Fee, payment of the Termination Fee in accordance with the terms hereof shall be deemed to be liquidated damages and the sole and exclusive monetary remedy for any claims arising from such termination (without limiting the rights of the Company or the Parent, as applicable, to bring an action to compel specific performance by another Party of its obligations under this Agreement in accordance with Section 9.4). The Company and the Parent may pursue both a grant of specific performance in accordance with (and subject to the limitations set forth in) Section 9.4 and the payment of the Termination Fee and the fees and expenses pursuant to Section 7.2(c); provided, that notwithstanding anything herein to the contrary, under no circumstances shall the Company, Merger Sub or the Parent be permitted or entitled to receive both a grant of specific performance resulting in the Closing and of payment of the Termination Fee. If payment of the Termination Fee is required hereunder, then (notwithstanding this Agreement or the Nondisclosure Agreement) the Parent and the Company shall have the right to discuss with current and prospective bidders and financing sources (including their respective Affiliates and advisors) this Agreement, the Parties, the termination hereof and the basis for such termination. For the sake of clarity, neither payment of the Termination Fee nor receipt of such shall constitute the non-terminating party’s election of remedy under this Section 7.2(d), and a non-terminating party may accept payment of the Termination Fee, and seek and receive specific performance, a condition of which will be return of the Termination Fee.

(e)            If a Party fails to timely pay, or cause to be timely paid, the Termination Fee when due in accordance with Section 7.2(c) and, in order to obtain such payment the other Party commences a suit that results in a judgment in favor of such other Party for the Termination Fee, the Party failing to the pay the Termination Fee shall also pay, or cause to be paid to the other Party, together with the Termination Fee, (x) any reasonable out-of-pocket fees, costs and expenses (including reasonable attorneys’ fees and expenses) incurred by such Party in connection with any such Proceeding and (y) interest on the unpaid portion of the Termination Fee from and including the date the Termination Fee was required to be paid pursuant to this Section 7.2 until but excluding the date of payment, which interest shall accrue at a rate per annum equal to eight percent (8%) (together, the “Recovery Costs”). Each of the parties to this Agreement acknowledges that the payment by or on behalf of such Party of the Termination Fee and Recovery Costs, if, as and when due, constitute liquidated damages in a reasonable amount to compensate such Party for the efforts and resources expended and opportunities forgone when negotiating this Agreement, and not a penalty, and the payment of the Termination Fee in the circumstances specified in this Section 7.2 is supported by due and sufficient consideration (including, in the case of the Company, the fact that the Stockholders would not be entitled to receive the Merger Consideration and would suffer other losses of an incalculable nature and amount).

(f)            A Party’s obligation to pay or cause to be paid the Termination Fee and the Recovery Costs if, as, and when due under Section 7.2(c) shall survive and remain in full force and effect and shall be enforceable by the other Party, pursuant to the terms of this Section 7.2, following termination of this Agreement in accordance with its terms.

Article VIII
Survival; Exclusive Remedy

8.1              Survival. Notwithstanding anything to the contrary contained herein, the representations, warranties, covenants and agreements contained in this Agreement shall not survive the Closing (with the Parties hereto agreeing to contractually shorten any applicable statutes of limitation) and shall terminate as of the Closing and be of no further force and effect, such that no claim for breach of any such representation, warranty, covenant or agreement, detrimental reliance or other right or remedy (whether in contract, in tort or at law or in equity) may be brought after the Closing with respect thereto against the Company, any Stockholder, the Stockholder Representative or any of their respective past, present or former Affiliates, officers, directors, managers, employees, partners, equityholders, members, agents, attorneys, representatives, successors or permitted assigns (each of the foregoing, a “Stockholder Related Party” and, collectively, the “Stockholder Related Parties”), and there will be no liability of any of the Stockholder Related Parties in respect thereof, whether such liability has accrued prior to, at or after the Closing, except in the case of Fraud; provided, however, that the covenants and agreements contained in this Agreement which, by their terms, are to be performed after the Closing Date will survive the Closing in accordance with their respective terms. Notwithstanding anything to the contrary in this Agreement, nothing in this Section 8.1 shall affect or otherwise limit any claim made or available under the R&W Insurance Policy.

8.2              Exclusive Remedy. Except in the case of Fraud, notwithstanding anything in this Agreement or any other Transaction Document to the contrary, the Parties acknowledge and agree that the sole recourse of the Parent for any claims for a breach or failure of the representations and warranties of the Company and the Stockholders shall be to make claims under the R&W Insurance Policy and thereafter the Parent shall have no recourse against the Company, the Stockholders or any other Party for such claims.

8.3              Set-Off. Without limiting any other rights or remedies available to the Parent, beginning on the day following the Closing Date and concluding on the date of the expiration of the Barge Rig Holdback Period, in the event that the Company or the Parent suffers any Losses with respect to a R&W Insurance Policy Exclusion, the Parent shall be entitled, and is hereby authorized, to set-off such Losses against the Barge Rig Holdback Amount upon such Losses being finally determined either by written agreement of the Parent and the Stockholder Representative or by final and non-appealable Order (each such determination, a “Final Determination”). Any such set-off shall be retained by the Parent and not distributed pursuant to Section 2.11(e). For the avoidance of doubt, so long as any claim for Losses with respect to a R&W Insurance Policy Exclusion is made prior to the expiration of the Barge Rig Holdback Period, the Parent may, and may cause the Surviving Entity to, retain an amount (up to the total amount of the Barge Rig Holdback Amount then remaining) equal to the amount of any Losses asserted by the Parent prior to the expiration of the Barge Rig Holdback Period but not yet resolved (any such claim, an “Unresolved Claim”). The portion of the Barge Rig Holdback Amount retained for any Unresolved Claims shall be released by the Parent, and the Parent shall cause the Surviving Entity to release, to the Stockholder Representative (to the extent not retained by the Parent and/or the Surviving Entity in an amount equal to the amount of Losses claimed in connection with such Unresolved Claims that are resolved in favor of the Parent pursuant to a Final Determination) upon a Final Determination in accordance with this Section 8.3.

Article IX
GENERAL PROVISIONS

9.1              Governing Law. This Agreement and its negotiation, execution, performance or non-performance, interpretation, termination, construction and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of, or relate to this Agreement, or the negotiation and performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in connection with this Agreement or as an inducement to enter this Agreement) shall be governed by, interpreted under, and construed and enforced in accordance with, the internal Laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or of any other jurisdiction) that would cause the application or borrowing of the laws of any jurisdiction other than the State of Delaware.

9.2              Consent to Jurisdiction. All Proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the U.S. District Court for the Southern District of Texas located in Harris County, Texas or, solely if such U.S. District Court for the Southern District of Texas declines jurisdiction, in any state district court located in Harris County, Texas (the “Designated Courts”). Consistent with the preceding sentence, each of the Parties hereby (a) submits to the exclusive jurisdiction of the Designated Courts for the purpose of any Proceeding arising out of or relating to this Agreement brought by any Party and (b) irrevocably waives, and agrees not to assert by way of motion, defense, or otherwise, in any such Proceeding, any claim that it is not subject personally to the jurisdiction of the Designated Courts, that the Proceeding is brought in an inconvenient forum, that the venue of the Proceeding is improper, or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the Designated Courts.

9.3              Waiver of Jury Trial. To the extent not prohibited by applicable Law which cannot be waived, each of the Parties waives and covenants that it will not assert (whether as plaintiff, defendant or otherwise) any right to trial by jury in any forum in respect of any issue, action, claim, cause of action, suit (in contract, tort or otherwise), inquiry, proceeding or investigation arising out of or based upon this Agreement or the subject matter hereof or in any way connected with or related or incidental to the transactions contemplated hereby, in each case whether now existing or hereafter arising. Each Party acknowledges that it has been informed by the other Party that this Section 9.3 constitutes a material inducement upon which the Parties are relying and will rely in entering into this Agreement and any other agreements relating hereto or contemplated hereby. Any Party hereto may file an original counterpart or a copy of this Section 9.3 with any court as written evidence of the consent of each such party to the waiver of its right to trial by jury.

9.4              Specific Performance. The Parties agree that irreparable damage, for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not fully and timely perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the Parties will be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof (including the Parties’ to consummate the transactions contemplated by this Agreement if it is required to do so hereunder), this being in addition to (a) subject to Section 7.2(d), any other remedy to which they are entitled hereunder, at law or in equity, prior to the Closing, or (b) any other remedy to which they are entitled hereunder on or after the Closing. The foregoing right shall include the right of each Party to cause the other Parties to cause the transactions contemplated by this Agreement to be consummated, in each case, if the conditions set forth in Section 6.1, Section 6.2, and/or Section 6.3, as applicable, have been satisfied or waived (other than conditions which by their nature cannot be satisfied until the Closing, but subject to the satisfaction or waiver of those conditions at the Closing). Each of Parent, Merger Sub and the Company agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties have an adequate remedy at law.

9.5              Expenses. Except as otherwise provided in this Agreement or the Transaction Documents, each Party shall each bear its own expenses incurred in connection with the negotiation and execution of this Agreement and each other agreement, document and instrument contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby.

9.6              Complete Agreement; Amendments and Waivers. This Agreement (including the schedules and exhibits hereto), the other Transaction Documents and the Nondisclosure Agreement represent the entire understanding and agreement between the Parties with respect to the subject matter hereof and can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the Party against whom enforcement of any such amendment, supplement, modification or waiver is sought. No action taken pursuant to this Agreement, including any investigation by or on behalf of any Party, shall be deemed to constitute a waiver by the Party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by Law.

9.7              Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by a nationally recognized overnight courier service, or by email (with a confirmatory copy sent by a nationally recognized overnight courier service) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 9.7):

If, prior to the Closing, to the Company to:

Parker Drilling Company
2103 City West Blvd., Suite 400
Houston, TX 77042
Attention: Ed Menger, Corporate Secretary
Email: ed.menger@parkerwellbore.com; legalnotices@parkerwellbore.com with a copy to (which shall not constitute notice):

Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
Bank of America Tower
New York, NY 10036
Attention: Daniel Fisher; Iain Wood
Email: dfisher@akingump.com; iwood@akingump.com

and

Akin Gump Strauss Hauer & Feld LLP
1111 Louisiana Street
44th Floor
Houston, TX 77002
Attention: Jon Boben
E-mail: jboben@akingump.com

If to the Parent, the Merger Sub or, after the Closing, the Company to:

Nabors Industries Ltd.
Crown House, Second Floor
4 Par-la-Ville Road
Hamilton HM08 Bermuda
Attention: Mark Andrews Email: Mark.Andrews@Nabors.com

with a copy to (which shall not constitute notice):

Haynes and Boone, LLP
1221 McKinney Street, Suite 4000
Houston, TX 77010
Attention: Arthur A. Cohen, Esq. Email: arthur.cohen@haynesboone.com

If to the Stockholder Representative to:

Värde Partners, Inc.
520 Madison Avenue
34th Floor
New York, NY 10022
Attention: Legal Department
Email: Legalnotices@varde.com

with a copy to (which shall not constitute notice):

Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
Bank of America Tower
New York, NY 10036
Attention: Daniel Fisher; Iain Wood
Email: dfisher@akingump.com; iwood@akingump.com

and

Akin Gump Strauss Hauer & Feld LLP
1111 Louisiana Street
44th Floor
Houston, TX 77002
Attention: Jon Boben
E-mail: jboben@akingump.com

9.8              Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their successors and permitted assigns. No Party may assign or transfer this Agreement or any of its rights, interests or obligations under this Agreement without the prior written consent of the other Parties; provided, however, that the Parent may assign any of its rights or delegate any of its obligations under this Agreement (other than its obligation to issue the Merger Consideration in accordance with this Agreement) without the prior written consent of the other Parties to any wholly owned direct or indirect Subsidiary (including the Surviving Entity from and after the Closing). Notwithstanding anything to the contrary herein, it is hereby acknowledged and agreed that the Parent and, from and after the Closing, the Surviving Entity may assign any of their respective rights under the Transaction Documents by way of security to any banks or holders of debt securities or financial institutions or hedge counterparties or any other Person lending money, providing credit or otherwise providing financing to any of the Parent, the Surviving Entity or any of their respective Affiliates, including in connection with any and all subsequent re-financings. Any attempted assignment or transfer in violation of this Agreement shall be null, void and ineffective. Notwithstanding anything to the contrary herein, no assignment pursuant to this Section 9.8 shall release the assigning Party of its obligations or liabilities under this Agreement.

9.9              Third Party Beneficiaries. Other than Article VIII of this Agreement, each Party intends that this Agreement does not benefit or create any right or cause of action in or on behalf of any Person other than the Parties; provided, however, that notwithstanding the foregoing from and after the Effective Time the Stockholders and Converted Equity Holders shall be intended third party beneficiaries of, and may enforce, Section 2.7; provided, further, that (a) the Parent’s sole responsibility to the Stockholders, Company Stock-Settled RSU Holders, Company PSU Holders, holders of Company Cash-Settled RSU Awards and Option Holders with respect to Article II is to provide each such person with the amount of Merger Consideration allocated to such person pursuant to the Merger Consideration Schedule and (b) for the avoidance of doubt, the Parent shall bear no responsibility for any miscalculations or errors included the Merger Consideration Schedule, and (c) the rights of the Stockholders to enforce Section 2.7 may only be exercised through the Stockholder Representative.

9.10            Severability. So long as the economic and legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any Party, any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is determined by a court of competent jurisdiction to be unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

9.11            Representation by Counsel. Each of the Parties agrees that it has been represented by independent counsel of its choice during the negotiation and execution of this Agreement and the documents referred to herein, and that it has executed the same upon the advice of such independent counsel. Each Party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto shall be deemed the work product of the Parties and may not be construed against any Party by reason of its preparation. Therefore, the Parties waive the application of any Law providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

9.12            Waiver of Conflicts and Privileged Information.

(a)            Each party to this Agreement acknowledges that (i) the Company Group, the Stockholder Representative and/or their respective Affiliates have retained Akin Gump Strauss Hauer & Feld LLP (“Akin”) to act as their counsel in connection with the transactions contemplated by this Agreement (including the negotiation, preparation, execution and delivery of this Agreement and related agreements, and the consummation of the transactions contemplated hereby or thereby) as well as other past and ongoing matters; (ii) Akin has not acted as counsel for the Parent, Merger Sub or any of their respective past, present or future Affiliates in connection with the transactions contemplated by this Agreement; and (iii) no Person other than the Company Group, the Stockholders or their respective Affiliates has the status of client of Akin for conflict of interest or any other purpose as a result of the transactions contemplated by this Agreement. Parent hereby (I) waives and will not assert, and will cause each of its Affiliates (including, after the Closing, the Company Group) to waive and not assert, any conflict of interest relating to Akin’s representation after the Closing of the Stockholders or their respective Affiliates in any matter involving the transactions contemplated by this Agreement (including the negotiation, preparation, execution and delivery of this Agreement and related agreements, and the consummation of the transactions contemplated hereby or thereby), including in any litigation, arbitration, mediation or other proceeding; and (II) consents to, and will cause each of its subsidiaries (including, after the Closing, the Company Group) to consent to, any such representation, even though in each case (x) the interests of the Stockholders or their respective Affiliates may be directly adverse to the Parent, the Company Group or their respective Affiliates; (y) Akin may have represented the Stockholders, the Company Group, or their respective Affiliates in a substantially related matter; or (z) Akin may be handling other ongoing matters for the Parent, the Company Group, or any of their respective Affiliates.

(b)            The Parent agrees that, after the Closing, none of the Parent, the Company Group or any of their Affiliates will have any right to access or control any Attorney-Client Communication, which will be the property of (and be controlled by) the Stockholders or their respective Affiliates. In addition, Parent agrees that it would be impractical to remove all Attorney-Client Communications from the records (including e-mails and other electronic files) of the Company Group. Accordingly, the Parent will not, and will cause each of its Affiliates (including, after the Closing, the Company Group) not to, use any Attorney-Client Communication remaining in the records of the Company Group after the Closing in any dispute between the Parent Group, the Company Group, or any of their Affiliates or any third party, on one hand, and the Stockholders or any of their respective Affiliates, on the other hand, relating in any manner to this Agreement or any of the transactions contemplated herein.

(c)            Parent agrees, on its own behalf and on behalf of its Affiliates (including, after the Closing, the Company Group), that from and after the Closing (i) the attorney-client privilege, all other evidentiary privileges, and the expectation of client confidence as to all Attorney-Client Communications belong to the Stockholders (or their respective Affiliates) and will not pass to or be claimed by the Parent, the Company Group, or any of their Affiliates; and (ii) the Stockholders (or their respective Affiliates) will have the exclusive right to control, assert or waive the attorney-client privilege, any other evidentiary privilege, and the expectation of client confidence with respect to such Attorney-Client Communications. Accordingly, the Parent will not, and will cause each of its Affiliates (including, after the Closing, the Company Group) not to, (x) assert any attorney-client privilege, other evidentiary privilege, or expectation of client confidence with respect to any Attorney-Client Communication, except in the event of a post-Closing dispute with a Person that is not a Stockholder or any of its Affiliates; or (y) knowingly or intentionally take any action which could cause any Attorney-Client Communication to cease being a confidential communication or to otherwise lose protection under the attorney-client privilege or any other evidentiary privilege, including waiving such protection in any dispute with a Person that is not a Stockholder or any of its respective Affiliates. Furthermore, Parent agrees, on its own behalf and on behalf of each of its Affiliates (including, after the Closing, the Company Group), that in the event of a dispute between a Stockholder or any of its respective Affiliates, on the one hand, and the Company Group, on the other hand, arising out of or relating to this Agreement or the transactions contemplated by this Agreement, neither the attorney-client privilege, the expectation of client confidence, nor any right to any other evidentiary privilege will protect from disclosure to the Stockholders or their respective Affiliates any information or documents developed or shared during the course of Akin’s representation of the Company Group and the Stockholders.

9.13            Counterparts. This Agreement and all other documents related hereto may be executed in several counterparts, each of which shall be deemed an original, but such counterparts shall together constitute but one and the same Agreement. The execution of this Agreement and any agreement or instrument entered into in connection with this Agreement, and any amendment hereto or thereto, by any of the Parties may be evidenced by way of an electronic transmission of such Party’s signature, and such electronically transmitted signature shall be deemed to constitute the original signature of such Party.

9.14            Non-Recourse. Notwithstanding anything that may be expressed or implied in this Agreement or any document, agreement, or instrument delivered contemporaneously herewith, and notwithstanding the fact that any Party may be a partnership, limited liability company, or other entity, each Party, by his or its acceptance of the benefits of this Agreement, covenants, agrees and acknowledges that no Persons other than the Parties have any obligation hereunder and that such Party has no rights of recovery hereunder against, and no recourse hereunder or under any documents, agreements, or instruments delivered contemporaneously herewith or in respect of any oral representations made or alleged to be made in connection herewith or therewith shall be had against any Non-Recourse Party (other than the Parties), whether by or through attempted piercing of the corporate veil, by or through a claim (whether in tort, contract or otherwise) by or on behalf of such Party against any Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, or otherwise; it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on, or otherwise be incurred by any Non-Recourse Party, as such, for any obligations of the applicable Party under this Agreement or the Transactions, under any documents or instruments delivered contemporaneously herewith, in respect of any oral representations made or alleged to be made in connection herewith or therewith, or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, such obligations or their creation.

9.15            Limitations on Warranties.

(a)            Acknowledgements by the Parent and Merger Sub. Parent and the Merger Sub acknowledge and agree that, except for the representations and warranties set forth in Article III or in any other Transaction Document executed by a member of the Company Group, neither the Company nor any Stockholder is making and is deemed not to have made, nor will the Company nor any Stockholder (or any other Person) have or be subject to any liability arising out of, relating to, or resulting from, in each case, any other statements, representations or warranties, written or oral, common law or statutory, express or implied (including with respect to fitness, non-infringement, merchantability or suitability, or fitness for any particular purpose), with respect to any member of the Company Group. In connection with Parent’s and the Merger Sub’s review and analysis of the Company Group, certain estimates, forecasts, budgets, plans and projections (either financial or otherwise) may have been provided to the Parent and/or the Merger Sub, including forward-looking statements, projections, forecasts, presentations (including “management presentations”), or any other information or materials made available to the Parent and the Merger Sub and any of their respective Affiliates or Representatives in certain “Data Rooms”, or otherwise (any of the foregoing items in this sentence, an “Extra-Contractual Statement”). The Parent and the Merger Sub acknowledge and agree that (i) no member of the Company Group nor any Stockholder makes any representation as to the accuracy or completeness of any Extra-Contractual Statement, (ii) the Parent and the Merger Sub have not relied upon the Extra-Contractual Statements furnished to them, (iii) the Parent and the Merger Sub are taking full responsibility for making their own independent investigation, review and analysis, examination, inspection, determination and evaluation of the adequacy and accuracy of all Extra-Contractual Statements so furnished to the Parent or the Merger Sub to enter into this Agreement and the other Transaction Documents to which it is or will be a party, and (iv) neither the Parent nor the Merger Sub shall have any right, claim or cause of action, nor shall the Parent or the Merger Sub or their respective Affiliates or representatives assert any right, claim or cause of action, against the Company Group or any Affiliates or representatives of the Company Group with respect thereto to the extent such Extra-Contractual Statements are not expressly represented or warranted to in the Transaction Documents executed by any member of the company Group. The foregoing acknowledgment and agreement set forth in this Section 9.15(a) shall not limit, in any way, the representations and warranties expressly made by any member of the Company Group in the Transaction Documents executed by the Company.

(b)            Acknowledgements by the Company Group. The Company, on behalf of itself and each member of the Company Group, acknowledges and agrees that, except for the representations and warranties set forth in Article IV or in any other Transaction Document executed by the Parent or the Merger Sub, neither the Parent nor the Merger Sub is making and is deemed not to have made, nor will the Parent or the Merger Sub (or any other Person) have or be subject to any liability arising out of, relating to, or resulting from, in each case, any other statements, representations or warranties, written or oral, common law or statutory, express or implied (including with respect to fitness, non-infringement, merchantability or suitability, or fitness for any particular purpose), with respect to Parent or the Merger Sub. In connection with Company Group’s review and analysis of the Parent and the Merger Sub, certain Extra-Contractual Statements may have been provided to the Company Group. The Company, on behalf of itself and each member of the Company Group, acknowledges and agrees that (i) neither Parent nor the Merger Sub makes any representation as to the accuracy or completeness of any Extra-Contractual Statement, (ii) no member of the Company Group (or its Stockholders) has not relied upon the Extra-Contractual Statements furnished to them, (iii) the Company Group is taking full responsibility for making their own independent investigation, review and analysis, examination, inspection, determination and evaluation of the adequacy and accuracy of all Extra-Contractual Statements so furnished to the Company Group to enter into this Agreement and the other Transaction Documents to which they are or will be a party, and (iv) no member of the Company Group shall have any right, claim or cause of action, nor shall any member of the Company Group or their respective Affiliates or representatives assert any right, claim or cause of action, against the Parent or the Merger Sub or any Affiliates or representatives of the Parent or the Merger Sub with respect thereto to the extent such Extra-Contractual Statements are not expressly represented or warranted to in the Transaction Documents executed by the Parent or the Merge Sub. The foregoing acknowledgment and agreement set forth in this Section 9.15(b) shall not limit, in any way, the representations and warranties expressly made by the Parent or the Merger Sub in the Transaction Documents executed by the Parent or the Merger Sub.

9.16            Fraud. Notwithstanding anything in this Agreement to the contrary (including any survival periods, limitations on remedies, disclaimers of reliance or omissions or any similar limitations or disclaimers), nothing in this Agreement (or elsewhere) shall limit or restrict, or be used as a defense against, any of the Parties’ rights or abilities to maintain or recover any amounts in connection with any action or claim based upon or arising from Fraud.

9.17            Designation of the Stockholder Representative.

(a)            By voting in favor of the adoption of this Agreement, the approval of the principal terms of the Merger, and the consummation of the Merger or participating in the Merger and receiving the benefits thereof, including the right to receive the Merger Consideration in connection with the Merger, each Stockholder shall be deemed to have approved the designation of, and hereby designates, Värde Partners, Inc. as the Stockholder Representative for all purposes in connection with this Agreement and the other Transaction Documents. For purposes of this Agreement, the Stockholder Representative shall be the representative, true and lawful agent, proxy and attorney in fact of the Stockholders (including any of its designees for any purpose hereunder) with respect to the matters expressly set forth in this Agreement and other Transaction Documents to be performed by the Stockholder Representative, including the exercise of the power to: (i) pay expenses incurred by the Stockholder Representative on behalf of the Stockholders in connection with the performance of this Agreement, the other Transaction Documents and any other agreement entered into connection herewith (incurred after the date hereof), (ii) authorize the disbursement to each Stockholder of any funds or shares of Parent Common Stock received pursuant to the terms of this Agreement, (iii) resolve any adjustments or issues pursuant to Section 2.13(c) (including any Final Transaction Expenses), (iv) prepare and receive notices and other deliverables as specified hereunder on behalf of such Stockholders, (v) execute and deliver (without the prior approval of the Stockholders) any amendment or waiver hereto (excluding, for the avoidance of doubt, any amendment or waiver (x) with respect to the provisions of this Agreement regarding the Second Lien Term Loan, (y) of this Section 9.17 or (z) other than resolving the adjustments or issues pursuant to Section 2.13(c) as contemplated by this Section 9.17(a), changing the amount or form of Merger Consideration receivable by any Stockholder without such Stockholder’s prior written consent), (vi) assert, dispute, compromise, settle and pay any claims made with respect to any adjustments or issues pursuant to Section 2.13(c), (vii) retain legal and other professional advisors on behalf of, and at the expense of the Stockholders in connection with the actions hereunder, (viii) authorize and direct the Exchange Agent to dispense funds or shares of Parent Common Stock from the Exchange Fund on behalf of the Stockholders and the Converted Equity Holders pursuant to the terms of this Agreement, and (ix) make any calculations required under this Agreement on behalf of the Stockholders. Such agency, proxy and attorney-in-fact and all authority granted hereunder are coupled with an interest, are therefore irrevocable without the consent of the Stockholder Representative and shall survive the death, incapacity, bankruptcy, dissolution or liquidation of any Stockholder. If any Stockholder dies, dissolves or liquidates or becomes incapacitated or incompetent, then the Stockholder Representative is nevertheless authorized, empowered and directed to act in accordance with this Agreement as if that death, dissolution, liquidation, incapacity or incompetency had not occurred and regardless of notice thereof. All decisions and actions by the Stockholder Representative taken in accordance with this Section 9.17 shall be binding upon all of the Stockholders, and no Stockholder shall have the right to object, dissent, protest or otherwise contest the same.

(b)            Authority; Indemnification. Värde Partners, Inc. has been duly appointed and authorized by the Stockholders to serve as the Stockholder Representative. After the Closing, the Parent or the Surviving Entity shall be entitled to rely on any decision, notice, consent, instruction, action or omission of the Stockholder Representative, on behalf of the Stockholders, pursuant to Section 9.17(a) (each, an “Authorized Action”), each Authorized Action shall be binding on each Stockholder as fully as if such Stockholder had taken such Authorized Action and none of the Parent, the Surviving Entity or any of their Affiliates shall be liable to any Stockholder or any other Persons for actions taken or omitted in accordance with or reliance upon any such Authorized Action. The Parent agrees that the Stockholder Representative, solely in its capacity as the Stockholder Representative, shall have no liability to the Parent or the Surviving Entity for any Authorized Action, except as set forth in the Agreement or to the extent that such Authorized Action is found by a final order of a court of competent jurisdiction to have constituted fraud, gross negligence, willful misconduct, or bad faith. The Stockholders, severally and not jointly, will indemnify, defend and hold harmless the Stockholder Representative from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Representative Losses”) arising out of or in connection with the Stockholder Representative’s execution and performance of this Agreement and any agreements ancillary hereto, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated to have been directly caused by the fraud, gross negligence, willful misconduct or bad faith of the Stockholder Representative, the Stockholder Representative will reimburse the Stockholders the amount of such indemnified Representative Loss to the extent attributable to such fraud, gross negligence, willful misconduct or bad faith. In no event will the Stockholder Representative be required to advance its own funds on behalf of the Stockholders or otherwise and the Stockholder Representative is entitled to direct any reimbursement or payment of its expenses incurred, and indemnification obligations arising from, its performance of duties as Stockholder Representative from the Merger Consideration due and payable to the Stockholders and Converted Equity Holders following the Closing (as adjusted pursuant to Section 2.13 and including any Barge Rig Holdback Amount to be released to the Stockholders and the Converted Equity Holders) after any adjustments pursuant to Section 2.13 and Section 8.3, if any, and before any distribution of Merger Consideration to the Stockholders and Converted Equity Holders. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Stockholders set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Stockholder Representative under this Section 9.17. The foregoing indemnities will survive the Closing until the applicable statute of limitations, the resignation or removal of the Stockholder Representative or the termination of this Agreement.

(c)            Duties of the Stockholder Representative. The Stockholder Representative hereby accepts its obligations under this Agreement. The Stockholder Representative shall have only the duties expressly stated in this Agreement and the other Transaction Documents. The Stockholder Representative is not, by virtue of serving as the Stockholder Representative, a fiduciary of the Stockholders or any other Person. The Stockholder Representative, in its capacity as such, has no personal responsibility or liability for any representation, warranty, covenant or agreement of the Company.

(d)            Exculpation. The Stockholder Representative will incur no liability of any kind to any Stockholder with respect to any action or omission by the Stockholder Representative in connection with the Stockholder Representative’s services pursuant to this Agreement and any agreements ancillary hereto, except in the event of liability directly resulting from the Stockholder Representative’s fraud, gross negligence, willful misconduct or bad faith. The Stockholder Representative shall not be liable to any Stockholder for any action or omission pursuant to the advice of counsel. The Stockholder Representative shall not be liable to the Stockholders for any apportionment or distribution of payments, shares of Parent Common Stock made by the Stockholder Representative in good faith, and, if any such apportionment or distribution is subsequently determined to have been made in error, the sole recourse of any Stockholder to whom payment or distribution was due, but not made, shall be to recover from other Stockholders any payment in excess of the amount to which they are determined to have been entitled. The Stockholder Representative shall not be required to make any inquiry concerning either the performance or observance of any of the terms, provisions or conditions of this Agreement. Neither the Stockholder Representative nor any agent employed by it shall incur any liability to any Stockholder by virtue of the failure or refusal of the Stockholder Representative for any reason to consummate the transactions contemplated hereby or relating to the performance of its other duties hereunder, except for actions or omissions constituting fraud, gross negligence, willful misconduct or bad faith.

(e)            No Fees to or Compensation of the Stockholder Representative. The Stockholder Representative shall not be entitled to and shall not charge or collect from the Stockholders or any other Person any fees or other compensation for its services as the Stockholder Representative under this Agreement. The Stockholder Representative shall be entitled to reimbursement from the Stockholders (based on their share of the Per Share Merger Consideration) for its reasonable out-of-pocket expenses incurred in connection with its services as the Stockholder Representative under this Agreement.

(f)            Replacement of the Stockholder Representative. The Stockholder Representative may resign at any time. If the Stockholder Representative resigns or is otherwise unable or unwilling to serve in such capacity, then the Stockholders that held a majority of the Company Common Stock outstanding on the date hereof, voting as a single class, will appoint a new Person to serve as the Stockholder Representative and will provide prompt written notice thereof to the Parent. Until such notice is received, the Parent will be entitled to rely on the actions and statements of the previous Stockholder Representative. Neither the removal of, nor the appointment of a successor to, the Stockholder Representative shall affect in any manner the validity of enforceability of any Authorized Actions taken by the previous Stockholder Representative, which shall continue to be effective and binding upon the Stockholders.

(g)            Representations and Warranties. The Stockholder Representative (solely in such capacity) represents and warrants to the Parent and Merger Sub, as of the date hereof and as of the Closing Date, as follows:

(i)            the Stockholder Representative is a corporation duly organized, validly existing and in good standing under the laws of Delaware, and has all requisite power and authority and all permits required to carry on its business in all material respects as currently conducted;

(ii)            the execution and delivery of this Agreement and the other Transaction Documents to which the Stockholder Representative is or will be a party by the Stockholder Representative, and the performance by the Stockholder Representative of its obligations hereunder and thereunder, have been duly authorized by all necessary limited liability company action subject to the laws of agency, and no other corporate proceedings are necessary to authorize this Agreement, the other Transaction Documents or to consummate any of the transactions contemplated hereby and thereby;

(iii)            this Agreement has been and the other Transaction Documents to which the Stockholder Representative is or will be a party has been or will be duly executed and delivered by the Stockholder Representative and, assuming due authorization, execution and delivery by the other parties to this Agreement and such other Transaction Documents, this Agreement and such other Transaction Documents constitutes or will constitute a legally valid and binding obligation of the Stockholder Representative, enforceable against the Stockholder Representative in accordance with its terms (subject to the Enforceability Exceptions); and

(iv)            the execution and delivery of this Agreement and the other Transaction Documents to which the Stockholder Representative is or will be a party by the Stockholder Representative, and the performance by the Stockholder Representative of its obligations hereunder and thereunder, do not and will not (i) conflict with or result in a violation of the Organizational Documents of the Stockholder Representative, (ii) constitute a breach, violation or default of any Contract binding upon the Stockholder Representative, (iii) violate any applicable Law or order or (iv) require any consent or approval that has not been given or other action that has not been taken by any Person under any Contract binding upon the Stockholder Representative.

[Signatures Appear on the Following Page]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed by its respective duly authorized officers as of the date first above written.

PARENT:

NABORS INDUSTRIES LTD.

By:	/s/ Mark D. Andrews
Name:	Mark D. Andrews
Title:	Corporate Secretary

MERGER SUB:

NABORS SUBA CORPORATION

By:	/s/ Mike Csizmadia
Name:	Mike Csizmadia
Title:	Vice President & Secretary

Signature Page to
Agreement and Plan of Merger

COMPANY:

PARKER DRILLING COMPANY

By:	/s/ Alexander (Sandy) Esslemont
Name:	Alexander (Sandy) Esslemont
Title:	President & Chief Executive Officer

Signature Page to
Agreement and Plan of Merger

STOCKHOLDER REPRESENTATIVE:

VӒRDE PARTNERS, INC.

By:	/s/ Richard Thomson
Name:	Richard Thomson
Title:	Managing Director

Signature Page to
Agreement and Plan of Merger

ANNEX A

DEFINITIONS

“1.25x Escrow Shares” is defined in Section 2.13(d)(i).

“2024 Budget” is defined in Section 5.1(b)(vi).

“ABL Extension Fees” is defined in Section 5.26.

“ABL Loan Agreement” means that certain Amended and Restated Credit Agreement, dated October 8, 2019, by and among the Company, certain Subsidiaries of the Company, Bank of America, N.A., and other lenders from time to time party thereto, as amended by that certain First Amendment to Amended and Restated Credit Agreement, dated March 26, 2021, and that certain Second Amendment to Amended and Restated Credit Agreement, dated March 30, 2023.

“Acquisition Proposal” is defined in Section 5.9(a).

“Acquisition Transaction” is defined in Section 5.9(a).

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one (1) or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Affiliate Transaction” is defined in Section 3.19.

“Agreement” is defined in the preamble to this Agreement.

“Akin” is defined in Section 9.12.

“Anti-Corruption Laws” means all applicable Laws relating to the prevention of corruption and bribery, including the U.S. Foreign Corrupt Practices Act of 1977 and applicable local anti-corruption and bribery Laws in jurisdictions in which the Company Group is operating.

“Antitrust Authority” means the U.S. Federal Trade Commission, the Antitrust Division of the U.S. Department of Justice, or any other Governmental Body of any jurisdiction with responsibility for enforcing any Antitrust Laws.

“Antitrust Laws” means any statue, law, ordinance, rule or regulation of any jurisdiction or any country designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization, lessening of competition, restraining trade or abusing a dominant position, including but not limited to, the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any law, rule or regulation requiring or permitting parties to submit any notification or filing to an Antitrust Authority regarding any transaction, merger, acquisition or joint venture.

“Attorney-Client Communications” means any attorney-client privileged communication (as recognized by applicable Law) occurring on or prior to the Closing between Akin, on the one hand, and any member of the Company Group, the Stockholders or any of their respective Affiliates, on the other hand, that in any way relates to the transactions contemplated by or leading to this Agreement (including the negotiation, preparation, execution and delivery of this Agreement, the other Transaction Documents and related agreements, and the consummation of the transactions contemplated hereby or thereby), including any representation, warranty or covenant of any party under this Agreement, the other Transaction Documents, or any related agreement or the matters upon which a representation or warranty is made.

“Auditor” is defined in Section 2.13(b)(ii).

“Authorized Action” is defined in Section 9.17(b).

“Barge Rig Holdback Amount” is defined in Section 2.11(e)(i).

“Barge Rig Holdback Period” is defined in Section 2.11(e)(ii).

“Barge Rig Sale” means the sale by the Company of Rig 77B at or prior to the Closing Date.

“Base Price” is defined in Section 2.5(a)(i).

“Bonds” means any performance, surety or similar bonds or similar third party assurances made or provided by the Company Group.

“Book-Entry Share” is defined in Section 2.14(b).

“Business” means the business of providing surface and tubular rentals, well construction services, tubular running services, operations and management services, land rigs, and barge rigs.

“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in the State of Texas are authorized or obligated to be closed by applicable Laws.

“Capitalized Lease” means any lease or other Contract of the Company that is required to be capitalized in accordance with GAAP.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act.

“CARES Act and COVID Relief Programs” means, collectively, the CARES Act, the Families First Coronavirus Response Act, and all FAQs or Interim Final Rules issued by any Governmental Body related thereto, and any similar Laws or programs that address the financial impact of the COVID-19 pandemic on employers, including the PPP Loan Program and any programs or facilities established by the Board of Governors of the Federal Reserve System to which the U.S. Treasury Department has provided financing as contemplated by Title IV of the CARES Act.

“Cash” means, as of the Determination Time, the aggregate amount of unrestricted cash, short term investments and cash equivalents (to the extent such investments and cash equivalents are readily convertible into cash for use within thirty (30) days) by the Company Group (without a discount); provided, however, that (a) Cash shall be reduced by (i) the amount, as of the Determination Time, of all outstanding checks, wires, transfers and drafts of the Company Group that are issued or outstanding at such time, and (ii) restricted cash as disclosed by the Company Group as of the Determination Time, including cash pledged for Company Debt or otherwise restricted in respect of any Indebtedness (excluding (1) clauses (d), (e), and, with respect to letters of credit, (k) of Indebtedness and (2) clauses (r) and (s) of Indebtedness (as each relates to clauses (d), (e) and, with respect to letters of credit, (k) of Indebtedness)) and any escrowed amounts or other restricted cash balances; (b) Cash shall include the amount, as of the Determination Time, of any third party checks deposited or held in the Company Group’s accounts that have not yet cleared; and (c) “Cash” shall exclude the effects of the Transaction Expenses and any amounts received with respect to the Barge Rig Sale.

“Cash Payment” is defined in Section 2.5(d).

“Certificate” is defined in Section 2.14(b).

“Certificate of Merger” is defined in Section 2.10(b).

“Claim” means all losses, claims, damages, costs, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement of or in connection with any threatened or actual Proceeding.

“Clean Team Agreement” means that certain clean team agreement, dated as of August 21, 2024, by and between Parent and Company.

“Closing” is defined in Section 2.10(a).

“Closing Date” is defined in Section 2.10(a).

“Closing Price” is defined in Section 2.5(a)(ii).

“Closing Transaction Expenses” means the Transaction Expenses that remain unpaid as of immediately prior to the Closing (but excluding, for the avoidance of doubt, any such amounts included as Company Debt).

“Code” is defined in the recitals to this Agreement.

“Company” is defined in the preamble to this Agreement.

“Company 401(k) Plan” means each Company Benefit Program that is intended to constitute a 401(k) plan.

“Company Audited Financial Statements” is defined in Section 3.10(a).

“Company Awards” means, collectively the Company Stock-Settled RSU Awards, the Company Cash-Settled RSU Awards, the Company PCU Awards, the Company PSU Awards and the Company Option Awards.

“Company Bank Accounts” is defined in Section 3.27.

“Company Benefit Program” is defined in Section 3.17(a).

“Company Board” is defined in the recitals to this Agreement.

“Company Board Recommendation” is defined in the recitals to this Agreement.

“Company Cash-Settled RSU Award” means each restricted stock unit granted under the Incentive Plan or otherwise which is subject to time-based vesting criteria and payable in cash.

“Company Common Stock” is defined in Section 2.6(b).

“Company Debt” means, with respect to the Company Group and without duplication, the aggregate amount of (a) indebtedness of the Company Group evidenced by loans (short and long term), notes, debentures, bonds or other similar instruments for the payment of which any member of the Company Group is responsible or liable; (b) all obligations of the Company Group for the reimbursement of drawn letters of credit, banker’s acceptance, performance bond, or similar credit transactions; and (c) any cash overdrafts drawn (to the extent not included in reductions to Cash); provided, however, “Company Debt” shall exclude all amounts included in Transaction Expenses.

“Company Disclosure Schedule” means the disclosure schedule to this Agreement prepared by the Company and delivered to the Parent on the Execution Date.

“Company Financial Statements” is defined in Section 3.10(a).

“Company Group” means the Company and its Subsidiaries collectively.

“Company Indemnitee” is defined in Section 5.14(a).

“Company Option Award” means each option to purchase shares of Company Common Stock granted under the Incentive Plan or otherwise.

“Company PCU Awards” means each performance cash unit award granted under the Incentive Plan or otherwise.

“Company Permits” is defined in Section 3.15.

“Company PSU Awards” means each restricted stock unit granted under the Incentive Plan or otherwise which is subject to performance-based vesting criteria and payable in shares of Company Common Stock.

“Company PSU Holder” is defined in Section 2.7(b).

“Company Stock-Settled RSU Award” means each restricted stock unit granted under the Incentive Plan or otherwise which is subject to time-based vesting criteria and payable in shares of Company Common Stock.

“Company Stock-Settled RSU Holder” is defined in Section 2.7(a).

“Company Stockholders Meeting” is defined in Section 5.19(b).

“Company Unaudited Financial Statements” is defined in Section 3.10(a).

“Confidential Information” means any information with respect to the Company, including methods of operation, products, technology, inventions, trade secrets, commercial secrets, know-how, Software, marketing methods and sales plans and strategies, suppliers, competitors, markets, market surveys, techniques, research, development, production processes, finances, technical data, policies, strategies, designs, formulas, developmental or experimental work, improvements, discoveries, plans for research or future developments, database schemas or tables, infrastructure, development tools or techniques, training manuals, marketing, distribution and installation plans, processes and strategies, methodologies, business plans, budgets, financial information and data, customer and client information, prices and pricing strategies, costs, fees, customer and client lists and profiles, employee, customer and client non-public personal information, supplier lists, business records, audit processes, management methods and information, reports, recommendations and conclusions or other specialized information or proprietary matters; provided, however, that “Confidential Information” does not include, and there shall be no obligation hereunder with respect to, information that (a) is generally available to the public on the date of this Agreement or (b) becomes generally available to the public other than as a result of a disclosure not otherwise permissible hereunder or prohibited by any other confidentiality agreement or obligation.

“Consent” means any approval, consent, ratification, permission, waiver, or authorization (including any required by a Governmental Body).

“Consolidated Group” means any affiliated, combined, consolidated, unitary or similar group with respect to any Taxes, including any affiliated group within the meaning of Section 1504 of the Code electing to file consolidated federal income Tax returns and any similar group under foreign, state or local law.

“Contract” means any contract, agreement, indenture, note, bond, mortgage, loan, instrument, lease, license, commitment or other arrangement, understanding, undertaking, commitment or obligation, whether written or oral.

“Controlled Group Liability” means any and all liabilities (a) under Title IV of ERISA, (b) under Sections 206(g), 302 or 303 of ERISA, (c) under Sections 412, 430, 431, 436 or 4971 of the Code, (d) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, and (e) under corresponding or similar provisions of foreign laws or regulations, in each case, other than such liabilities that arise solely out of, or relate solely to, the Company Benefit Programs listed in Section 3.17(a) of the Company Disclosure Schedule.

“Converted Company PSU” is defined in Section 2.7(b).

“Converted Company Stock-Settled RSU” is defined in Section 2.7(a).

“Converted Equity Award” is defined in Section 2.7(e).

“Converted Equity Holder” is defined in Section 2.7(e).

“Converted Option” is defined in Section 2.7(e).

“Covered Transaction Expenses” means any fees, costs and expenses incurred or subject to reimbursement by the Company, whether accrued for or not, related to (a) any amounts incurred or to be paid by or on behalf of the Company for legal fees, related to or arising out of the preparation, negotiation, execution, delivery or performance of this Agreement or the Transaction Documents, or the consummation of the transactions contemplated hereby, but only up to three million dollars ($3,000,000), in the aggregate, (b) any amounts incurred or to be paid by or on behalf of the Company for an investment banking or financial advisor, related to or arising out of the preparation, negotiation, execution, delivery or performance of this Agreement or the Transaction Documents, or the consummation of the transactions contemplated hereby, but only up to six million dollars ($6,000,000), in the aggregate, (c) the full amount of any bonus, retention, severance, termination, change in control or similar-type payments or benefits owed to members of the management team of the Company triggered (or partially triggered) by the transactions contemplated by this Agreement and the Transaction Documents (including the employer portion of any payroll or employment Taxes payable in connection therewith), but only up to eleven million dollars ($11,000,000), in the aggregate, (d) any amounts incurred or to be paid by or on behalf of the Company at Closing in connection with any retention, severance, termination, change in control or similar payments or benefits for certain key employees of the Company, but only up to four million dollars ($4,000,000), in the aggregate and excluding any amounts in clause (c), and (e) any sales transaction fee to be paid to Marc White, Keith White and Wayne White (or their designees) payable under the Transition Agreement (as in effect on the Execution Date or as amended or modified with the consent of Parent prior to the Closing), but only up to ten million dollars ($10,000,000), in the aggregate; provided, however, this definition (i) does not include any fees, costs or expenses in excess of the amounts set forth above in clauses (a)-(e) with respect to such categories of expenses, individually, or in excess of thirty-four million dollars ($34,000,000) in the aggregate, (ii) excludes any of the foregoing entered into by or at the written direction of Parent following the Execution Date, (iii) excludes any amounts paid on account of Company PCU Awards, Company Cash-Settled RSU Awards or Converted Options, and (iv) excludes (A) D&O Tail Policy Costs, (B) HSR Act filing fees with respect to the Merger, (C) Tax Plan Costs, (D) ABL Extension Fees, and (E) the R&W Insurance Premium.

“D&O Tail Policy” is defined in Section 5.15.

“D&O Tail Policy Costs” is defined in Section 5.15.

“Data” means all information and data, whether in printed or electronic form and whether contained in a database or otherwise, of the Company used or held for use in the Business.

“Data Partner” means any Person (including vendors, processors, or other third parties) Processing Personal Information at the instruction of the Company.

“Data Room” is defined in Section 1.2.

“Designated Courts” is defined in Section 9.2.

“DGCL” is defined in the recitals to this Agreement.

“Dissenting Shares” is defined in Section 2.8.

“Effective Time” is defined in Section 2.10(b).

“Employee” means an individual who is employed by the Company as of the Closing Date, whether by Contract, common law or otherwise, including any such employees who are not actively at work on the Closing Date due to a leave of absence.

“Employee Benefit Plan” is defined in Section 3.17(a).

“Enforceability Exceptions” is defined in Section 3.2(b).

“Entity” means any corporation (including any nonprofit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company, or joint stock company), firm, society, or other enterprise, association, organization, or entity.

“Environmental Claim” means any accusation, allegation, notice of violation, action, claim, lien, demand, investigation, order or enforceable directive made, brought or issued by any Governmental Body or any other third party Person resulting from or based upon (i) the Release (including, without limitation, sudden or non-sudden accidental or non-accidental Releases) of, or exposure to, any Hazardous Substances; (ii) the transportation, storage, treatment or disposal of Hazardous Substances; (iii) the violation, or alleged violation, of any Environmental Laws or Environmental Permits; or (iv) any contractual obligations to any Person pursuant to which liability is assumed or imposed with respect to any of the foregoing.

“Environmental Costs and Liabilities” means any and all losses, liabilities, obligations, damages, fines, penalties, judgments, actions, Claims, costs and expenses (including, without limitation, fees, disbursements and expenses of legal counsel, experts, engineers and consultants and the costs of investigation and feasibility studies, and Environmental Remedial Action) arising from or under any Environmental Law or Environmental Claim.

“Environmental Laws” means any applicable foreign, US, federal, state or local law (including, without limitation, principles of common law), statute, code, ordinance, rule, regulation, treaty, legally-binding guidance or standard, or other requirement relating to protection of the environment, natural resources, species and their habitats, or health and safety (to the extent such health and safety relate to exposure to Hazardous Substances) and includes, but is not limited to, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601, et seq., the Hazardous Materials Transportation Act, 49 U.S.C. § 5101, et seq., the Resource Conservation and Recovery Act, 42 U.S.C. § 6901, et seq., the Clean Water Act, 33 U.S.C. § 1251 et seq., the Clean Air Act, 42 U.S.C. § 7401, et seq., the Toxic Substances Control Act, 15 U.S.C. § 2601, et seq., the Oil Pollution Act of 1990, 33 U.S.C. § 2701, et seq., the Safe Drinking Water Act, 42 U.S.C. § 300f, et seq., the Endangered Species Act, 16 U.S.C. 1531 et seq., the Migratory Bird Treaty Act, 16 U.S.C. 703 et seq., and the Occupational Safety and Health Act, 29 U.S.C. §651, et seq. (to the extent related to exposure to Hazardous Substances), and the regulations promulgated pursuant thereto, and all analogous state or local Law.

“Environmental Permit” means any permit, approvals, consents, licenses, exemptions, registrations and other authorizations, consents and approvals of or from any Governmental Bodies and required under any Environmental Law.

“Environmental Remedial Action” means any action required or voluntarily taken to (i) cleanup, remove, treat, or in any other way address any Hazardous Substance or other substance posing a risk to the environment; (ii) prevent the Release or threat of Release, or minimize the further Release, of any Hazardous Substance so it does not migrate or endanger or threaten to endanger public health and welfare or the indoor or outdoor environment; (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care with respect to environmental contamination; or (iv) bring any property owned, operated or leased by the Company and the facilities located and operations conducted thereon into compliance with applicable Environmental Laws and Environmental Permits.

“Equity Award Holder” is defined in Section 2.7(e).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations and other authoritative guidance promulgated thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Sections 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Escrow Shares” is defined in Section 2.13(d)(i).

“Estimated Excess Net Debt Amount” is defined in Section 2.13(b)(i).

“Estimated Excess Transaction Expenses” is defined in Section 2.13(c)(i).

“Estimated Net Debt” is defined in Section 2.13(b)(i).

“Estimated Net Debt Statement” is defined in Section 2.13(b)(i).

“Estimated Transaction Expense Statement” is defined in Section 2.13(c)(i).

“Estimated Transaction Expenses” is defined in Section 2.13(c)(i).

“Excess Transaction Expenses” means any fees, costs and expenses incurred or subject to reimbursement by the Company, whether accrued for or not, related to (a) amounts that would otherwise be included in the definition of “Covered Transaction Expenses” hereunder but that are excluded because they are either (i) in excess of the individual caps set forth in clauses (a)-(e) of the definition of “Covered Transaction Expenses” with respect to the applicable individual categories or (ii) in excess of thirty-four million dollars ($34,000,000), in the aggregate, (b) fifty percent (50%) of the R&W Insurance Premium, (c) fifty percent (50%) of the HSR Act filing fees with respect to the Merger, (d) any other costs, expenses and liabilities of advisors or consultants not otherwise included or includable as Covered Transaction Expenses hereunder related to or arising out of the preparation, negotiation, execution, delivery or performance of this Agreement or the Transaction Documents, or the consummation of the transactions contemplated hereby, (e) any Transfer Taxes, (f) any amounts in excess of, (i) if Closing occurs prior to March 15, 2025, six hundred fifty thousand dollars ($650,000) paid on account of any Company PCU Awards, and (ii) if Closing occurs after March 15, 2025, fifty percent (50%) of the amounts paid for any Company PCU Awards that are not forfeited in accordance with the applicable plan terms, (g) any amounts in excess of seven hundred forty thousand dollars ($740,000) paid on account of the Converted Options, (h) fifty percent (50%) of the D&O Tail Policy Costs, (i) the finalized amount pursuant to Section 5.21(d) and (j) all fees, expenses, costs, reimbursements and other amounts and liabilities required to paid by on or on behalf of the Company or its Subsidiaries associated with change of control, benefits, severance and other incentive arrangements in connection with consummation of the transactions contemplated hereby not otherwise included or includable as Covered Transaction Expenses hereunder; provided, however, this definition excludes (i) any amounts paid on account of Company Cash-Settled RSU Awards, (ii) all ABL Extension Fees, (iii) all Tax Plan Costs, (iv) fifty percent (50%) of the D&O Tail Policy Costs, (v) fifty percent (50%) of the HSR Act filing fees with respect to the Merger and (vi) fifty percent (50%) of the R&W Insurance Premium.

“Exchange Act” means the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder.

“Exchange Agent” is defined in Section 2.11(a)(i).

“Exchange Fund” is defined in Section 2.11(a)(i).

“Execution Date” is defined in the preamble to this Agreement.

“Export Control Laws” is defined in Section 3.7(f).

“Extra-Contractual Statement” is defined in Section 9.15(a).

“FDI Authority” means any Governmental Body of any jurisdiction with responsibility for enforcing any FDI Laws.

“FDI Laws” means any non-U.S. Laws that are designed or intended to prohibit, restrict, regulate, or screen acquisitions or investments involving foreign investors and/or acquisitions or investments in, or into, the sectors in which the Company or its Affiliates are active, and any law, rule, or regulation requiring or permitting parties to submit any notification or filing to a FDI Authority regarding any transaction, merger, acquisition or joint venture.

“Filings” is defined in Section 3.4.

“Final Adjustment Amount” is defined in Section 2.13(c)(iii).

“Final Determination” is defined in Section 8.3.

“Final Excess Net Debt Amount” is defined in Section 2.13(b)(ii).

“Final Excess Transaction Expenses” is defined in Section 2.13(c)(ii).

“Final Transaction Expense Statement” is defined in Section 2.13(c)(ii).

“FLSA” means the Fair Labor Standards Act, as amended.

“Fraud” means, with respect to any Party, such Party’s actual and intentional fraud with respect to the making of representations and warranties in Article III or Article IV herein, as applicable; provided, however, that such actual and intentional fraud of such Party shall only be deemed to exist if such Party makes an actual, knowing (as opposed to imputed or constructive) and intentional misrepresentation of a material fact or matter, in each case, as qualified by the Company Disclosure Schedule or the Parent Disclosure Schedule to the extent a fact or matter was specifically disclosed in the appropriate specific section of the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable, under circumstances or in a manner that constitutes common law fraud under applicable Law, and shall exclude equitable fraud, constructive fraud, promissory fraud, unfair dealings fraud and any other fraud-based claim; provided, further, however, that “Fraud” shall exclude any matter, event, or action first occurring or arising after the Execution Date, solely to the extent that such matter, event, or action first occurred or arose after the Execution Date due to or as a result of an action or omission taken by a Party (a) in compliance with the covenants and agreements set forth herein (including, for the avoidance of doubt, the covenants and agreements set forth in Article V) to be performed or satisfied during the period beginning on the Execution Date and continuing through the Closing Date, or (b) at the express written direction of, or with the express written permission of, the Party which, absent such direction or permission, would be otherwise be entitled to assert a claim for Fraud with respect to such matter, event, or action first occurring or arising after the Execution Date.

“GAAP” means generally accepted accounting principles in the United States of America consistently applied.

“Government Contract” means any Contract, including any prime contract, subcontract, facility contract, teaming agreement or arrangement, joint venture, basic ordering agreement, letter contract, purchase order, delivery order, grant, cooperative agreement, other transaction agreement, or other Contract of any kind, between the Company Group, on the one hand, and (a) any Governmental Body (acting on its own behalf or on behalf of another Governmental Body); (b) any prime contractor of such Governmental Body; or (c) any subcontractor with respect to any contract of a type described in clauses (a) or (b) above.

“Government Official” means any officer or employee of a Governmental Body, including state-owned entities, or of a public organization or any Person acting in an official capacity for or on behalf of any Governmental Body or public organization.

“Governmental Body” means any executive, legislative, judicial, regulatory or administrative agency, body, instrumentality, commission, department, board, court, tribunal, arbitrating body or authority of the United States, any country, territory or jurisdiction outside of the United States or any state, local or other governmental or political subdivision thereof; provided, however, that this definition excludes any entity serving in its capacity as a National Oil Company.

“Hazardous Substances” means any substance, material, or waste which is regulated by any Governmental Body pursuant to Environmental Law, including, without limitation, any material, substance or waste that is defined as a “hazardous waste,” “hazardous material,” “hazardous substance,” “extremely hazardous substance,” “restricted hazardous waste,” “contaminant,” “toxic waste” or “toxic substance” under any provision of Environmental Law, which includes petroleum, petroleum products (including, without limitation, crude oil and any fraction thereof), asbestos, asbestos-containing materials, lead, radon, ionizing and non-ionizing radioactive materials and substances, urea formaldehyde, and PFAS.

“Hosting Computer Systems” is defined in Section 3.21(j).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Incentive Plan” means that certain Parker Drilling Company 2019 Long-Term Incentive Plan, effective March 26, 2019.

“Indebtedness” means, with respect to a Person and without duplication: (a) any indebtedness, including accrued interest, for borrowed money or issued in substitution for or exchange of indebtedness for borrowed money of such Person; (b) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable (including breakage fees and redemption and repayment premiums or penalties); (c) all obligations of such Person issued or assumed as the deferred purchase price of property, assets, securities or services (including all earn-out payments, seller notes and other similar payments, each calculated at the maximum amount payable under or pursuant to such obligation), all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement; (d) all obligations of such Person under capitalized leases or leases that are required to be capitalized as capital or finance leases in accordance with GAAP; (e) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance, performance bond, or similar credit transaction; (f) all obligations of the Company under interest rate or currency swap transactions, forward contracts or other hedging transactions (in each case valued at the termination value thereof); (g) the liquidation value, accrued or unpaid dividends, prepayment or redemption premiums and penalties (if any), unpaid fees or expenses and other monetary obligations in respect of any redeemable preferred stock (or other equity) of such Person; (h) all Transfer Taxes; (i) any cash overdrafts drawn as of the Closing (to the extent not included in reductions to Cash); (j) any “off-balance sheet arrangements” (as defined in Item 2.03(d) of the SEC’s Current Report on Form 8-K); (k) any commitment by which a person assures a creditor against loss (including contingent reimbursement obligations with respect to letters of credit and excluding trade payables); (l) any obligations under any automobile leases with respect to which a person is liable, contingently or otherwise, as obligor, guarantor or otherwise; (m) any obligations under credit cards with respect to which a Person is liable, contingently or otherwise, as obligor, guarantor or otherwise; (n) all obligations related to the deferral of a payment obligation, advance of a credit, or the unforgiven portion of any loans, in each case, pursuant to any government assistance programs or any other law, regulation, order, notice or other ruling issued by any Governmental Body (including those with respect to any Tax), in each case in response to SARS-CoV-2 and its disease commonly known as COVID-19; (o) all obligations related to any unpaid severance obligations (including the employer portion of any applicable payroll taxes); (p) all obligations of such Person with respect to intercompany loans between such Person and any Affiliate of such Person; (q) all amounts held on behalf of any third party (including amounts held on behalf of customers of such Person); (r) all obligations of the type referred to in clauses (a) through (q) of such Person for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations; (s) all obligations of the type referred to in clauses (a) through (t) of other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person); and (t) any prepayment premiums or penalties triggered (or partially triggered) by the repayment or payoff of all or any amount outstanding under the items described in the preceding clauses (a) through (s); provided, however, that Indebtedness shall not include any amounts included in Transaction Expenses.

“Intellectual Property Rights” means all industrial and intellectual property rights, under the Law of any jurisdiction, both statutory and common law rights, including, without limitation, (a) patents, patent applications, patent disclosures and extensions, divisions, continuations, continuations-in-part, reexaminations and reissues thereof, (b) Internet domain names, trademarks, Social Media, trade names, service marks, trade dress, trade names, logos, corporate names and other identifiers of source and registration and applications for registration of any item listed in clause (b), together with all of the goodwill associated therewith, (c) copyrights (registered or unregistered), works of authorship and copyrightable works, and registrations and applications for registration of any item in this clause (c), (d) computer software (whether in source code, object code or other form), data, databases and any documentation related to any item listed in this clause, (e) trade secrets and other confidential information (including confidential and proprietary know how, ideas, formulas, compositions, recipes, inventions (whether patentable or unpatentable and whether or not reduced to practice), manufacturing and production processes, procedures and techniques, research and development information, drawings, blueprints, specifications, designs, plans, proposals, technical data, financial and marketing plans and customer and supplier lists and information), (f) all rights of publicity, and (g) other intellectual property rights.

“Intercompany Obligations” means all contracts and transactions, intercompany loans, advances, payables, and receivables relating to the Business between the Company, and any Affiliate of the Company.

“IT Systems” means: (a) all computing and/or communications systems and equipment, including any internet, intranet, extranet, e-mail, or voice mail systems and the hardware associated with such systems; (b) all software, the tangible media on which it is recorded (in any form) and all supporting documentation, data and databases; and (c) all peripheral equipment related to the foregoing, including printers, scanners, switches, routers, network equipment, and removable media.

“Joint Proxy Statement/Prospectus” means the joint proxy statement (including any amendment or supplements thereto) filed by Parent as part of the Registration Statement with respect to the Parent Stockholders Meeting for the purpose of soliciting the Requisite Parent Vote and the Company Stockholders Meeting for the purpose of soliciting the Requisite Company Vote.

“Key Employee” means those employees of the Company with annual salaries exceeding $300,000.

“Knowledge” means, with respect to (a) Parent, the actual knowledge of each individual listed on Section 1.01 of the Parent Disclosure Schedule after due inquiry of such individual’s direct reports, (b) the Company, the actual knowledge of each individual listed on Section 1.01 of the Company Disclosure Schedule after due inquiry of such individual’s direct reports and (c) any other Person, the actual knowledge after due inquiry of such Person’s direct reports.

“Latest Balance Sheet Date” is defined in Section 3.10(a).

“Law” means any foreign, federal, state or local law (including common law), statute, code, ordinance, rule, regulation, Order or other requirement.

“Leased Real Property” is defined in Section 3.8(a).

“Leases” is defined in Section 3.8(a).

“Letter of Transmittal” is defined in Section 2.14(b).

“Licensed Intellectual Property” means Intellectual Property Rights that the Company is licensed or otherwise permitted by other Persons to use.

“Lien” means any lien, encumbrance, pledge, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, easement, servitude, proxy, voting trust or agreement, transfer restriction under any equity holder or similar agreement, encumbrance or any other restriction or limitation whatsoever, including any Contract granting any of the foregoing.

“Losses” means losses, liabilities, claims, obligations, deficiencies, demands, judgments, damages, interest, fines, penalties, claims, suits, actions, causes of action, assessments, awards, or costs and expenses (including costs of investigation and defense and attorneys’ and other professionals’ fees and including those arising under Environmental Law), whether or not involving a third party claim (including reasonable attorneys’ fees and expenses).

“Lower Collar Price” is defined in Section 2.5(a)(iii).

“Lower Collar Value” is defined in Section 2.5(a)(iv).

“Malicious Code” means (a) any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “ransomware,” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing, any of the following functions, in each case, without the knowledge and authorization of the Company: disrupting, disabling, harming, interfering with or otherwise impeding in any manner the operation of or providing unauthorized access to any computer data or file or a computer system or network or other device on which such code is stored or installed; or (b) damaging or destroying any data or file without the user’s consent.

“Material Adverse Effect” means, with respect to the Company, any change, event, circumstance or effect (each, an “Effect”) that, individually or taken together with all other Effects, and regardless of whether or not such Effect constitutes a breach of the representations or warranties made by the Stockholders or the Company in this Agreement, (x) is, or would reasonably be expected to become, individually or in the aggregate, materially adverse in relation to the assets, liabilities, financial condition or results of operations of the Company, or (y) prevents or materially impairs or delays, or would reasonably be expected to prevent or materially impair or delay, the ability of the Company or the Stockholders to consummate the transactions contemplated by this Agreement; provided, that the following Effects shall not be taken into account (except, with respect to (a) below, to the extent they disproportionately impact the Company as compared to other participants in the industry in which the Company operates): (a) any Effect resulting from (i) changes in the general worldwide or U.S. financial, securities and currency markets, changes in prevailing interest rates or exchange rates or changes in general worldwide or U.S. economic, regulatory or political conditions, (ii) acts of war (whether or not declared) sabotage, natural disasters or terrorism or other events or changes that generally affect the participants in the industry in which the Company operates, or (iii) changes in Laws or GAAP; (b) Effects attributable to the consummation of the transactions contemplated hereby or the announcement of the execution of this Agreement, including any actions taken by or losses of employees or customers (provided, that this clause (b) shall not apply to representations and warranties that address the consequences arising out of the execution or performance of this Agreement or the consummation of the transactions contemplated hereby (including for purposes of Section 7.2(a))); (c) strikes, slowdowns or work stoppages; (d) the failure by the Company to meet any internal estimates, expectations, forecasts, projections or budgets for any period (provided, that this clause (d) shall not prevent a determination that any Effect underlying such failure to meet any internal estimates, expectations, forecasts, projections or budgets has resulted or would reasonably be likely to result, in a Material Adverse Effect); (e) any action taken (or omitted to be taken) at the written request of the Parent; and (f) any Effect that results from any actions required to be taken or not taken pursuant to the express terms of this Agreement (other than Section 6.1). For the avoidance of doubt, the Parties agree that the terms “material,” “materially” and “materiality” as used in this Agreement with an initial lower case “m” shall have their respective customary and ordinary meanings, without regard to the meaning ascribed to the term Material Adverse Effect.

“Material Contracts” is defined in Section 3.13(a).

“Merger” is defined in the recitals to this Agreement.

“Merger Consideration” is defined in Section 2.5.

“Merger Consideration Schedule” is defined in Section 2.16(a).

“Merger Sub” is defined in the preamble to this Agreement.

“National Oil Company” means a customer of the Company Group that is fully-owned or partially-owned by a Governmental Body.

“Net Debt Objection Notice” is defined in Section 2.13(b)(ii).

“New Plans” is defined in Section 5.17(b).

“Non-Recourse Party” means, with respect to any Party: (a) any former, current, or future director, officer, agent, Affiliate, manager, assignee, incorporator, controlling Person, fiduciary, trustee, beneficiary, settlor, representative, or employee of such Party (or any of their respective successors or permitted assignees), (b) any former, current, or future general or limited partner, manager, stockholder, other securityholder, or member of any Party (or any of its respective successors or permitted assignees), and (c) any former, current, or future director, officer, employee, Affiliate, manager, assignee, incorporator, controlling Person, fiduciary, trustee, beneficiary, settlor, representative, general or limited partner, manager, stockholder, other securityholder, or member of any of the foregoing.

“Non-Union Represented Employee” is defined in Section 5.17(b).

“Nondisclosure Agreement” means that certain Mutual Confidentiality Agreement, dated April 17, 2024, by and between Nabors Corporate Services, Inc. and the Company.

“NYSE” is defined in Section 4.4.

“Old Plans” is defined in Section 5.17(b).

“Option Holder” is defined in Section 2.7(e).

“Order” means any order, injunction, judgment, doctrine, decree, ruling, writ, assessment or arbitration award of a Governmental Body.

“Organizational Documents” means, with respect to any Entity, the articles of incorporation, certificate of incorporation, certificate of formation, certificate of limited partnership, bylaws, limited liability company agreement, operating agreement, partnership agreement, stockholders’ agreement, memorandum of association, and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of such Person, including any amendments thereto.

“Other Filing” is defined in Section 5.20(d).

“Owned Intellectual Property” means any Intellectual Property Rights owned or purported to be owned by the Company.

“Owned Real Property” is defined in Section 3.8(a).

“Parent” is defined in the preamble to this Agreement.

“Parent 401(k) Plan” is a Parent Benefit Program that is intended to constitute a 401(k) plan.

“Parent Benefit Program” means each material Employee Benefit Plan which is sponsored, maintained, or contributed to, or is required to be contributed to, by Parent or any of its Subsidiaries, or has been sponsored, maintained, or contributed to, or with respect to which Parent or any of its Subsidiaries has or could have any liability or obligation (whether on an actual or contingent basis, including, without limitation, by or through an ERISA Affiliate), by Parent or any of its Subsidiaries.

“Parent Board” is defined in the recitals to this Agreement.

“Parent Board Recommendation” is defined in the recitals to this Agreement.

“Parent Common Stock” is defined in the recitals to this Agreement.

“Parent Disclosure Schedule” means the disclosure schedule to this Agreement prepared by the Parent and delivered to the Company on the Execution Date.

“Parent Group” means the Parent and its Subsidiaries collectively.

“Parent Material Adverse Effect” means any circumstance, development, change, event, occurrence, state of affairs, or effect that individually or in the aggregate with any other circumstance, development, change, event, occurrence, state of affairs, or effect would reasonably be expected to prevent, or materially impair or delay, the ability of the Parent and its Subsidiaries to consummate the Transactions or otherwise perform in all material respects their obligations under this Agreement.

“Parent Preferred Stock” is defined in Section 4.6(a).

“Parent SEC Reports” is defined in Section 4.7(b).

“Parent Stock Issuance” is defined in the recitals to this Agreement.

“Parent Stockholders Meeting” is defined in Section 5.19(a).

“Parent Title IV Plan” is defined in Section 4.11(b).

“Party” and “Parties” are defined in the preamble to this Agreement.

“PBGC” means the Pension Benefit Guaranty Corporation (or any successor).

“Per Share Merger Consideration” means the portion of the Merger Consideration allocated to each share of Company Common Stock and each Converted Equity Award (as shall be set forth in the Merger Consideration Schedule pursuant to Section 2.16(a)).

“Permits” means any approvals, authorizations, consents, licenses, registrations, variances, permits or certificates granted by or obtained from a Governmental Body, and applications therefor and renewals thereof.

“Permitted Liens” means (a) all matters of record, including, without limitation, defects, exceptions, restrictions, easements, rights of way and encumbrances which do not, individually or in the aggregate, materially impair the continued use, value or marketability of the underlying asset; (b) statutory Liens for current Taxes, assessments or other governmental charges not yet due and payable or the amount or validity of which are being contested in good faith by appropriate proceedings, provided an adequate reserve has been established therefor in the Company Financial Statements in accordance with GAAP; (c) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business consistent with past practices that are not material to the business, operations and financial condition of the Real Property so encumbered and that are not resulting from a breach, default or violation by the Company of any Contract or Law; (d) zoning, entitlement, building and other land use and environmental regulations imposed by any Governmental Body, provided that such regulations have not been violated by the current use and operation of the Real Property; (e) the terms, conditions and provisions of the Leases pursuant to which Leased Real Property is leased; (f) Liens encumbering the interests of lessors under the Leases (or other holders of superior interests); (g) restrictions of general applicability imposed by federal or state securities laws; and (h) all matters that may be shown on any title commitments and title policies, and any matter that would be reflected on a current, accurate ALTA/NSPS survey or physical inspection of any parcel of Real Property, provided, in each case, such matters do not, individually or in the aggregate, materially impair the continued use, value or marketability of the underlying Real Property.

“Person” means any natural person, corporation, limited partnership, general partnership, limited liability company, joint stock company, joint venture, association, company, estate, trust, bank trust company, land trust, business trust, or other organization, whether or not a legal entity, custodian, trustee-executor, administrator, nominee or entity in a representative capacity and any Governmental Body.

“Personal Information” means, as pertinent to an identified and/or identifiable employee, applicant, contractor, individual business contact, website user, or other natural person: (a) the individual’s name, address, date of birth, financial account information, credit card information, e mail address, medical insurance number, Social Security number, health information, including protected health information as that term is defined under the Health Insurance Portability and Accountability Act of 1996 as amended, and its implementing regulations, as well as (b) similarly sensitive personal data relating to such identified or identifiable natural person.

“Personal Property Leases” is defined in Section 3.9(b).

“PFAS” means that class of chemicals commonly known as per- and polyfluoroalkyl substances. PFAS includes all chemicals defined as PFAS by 40 CFR 705.3.

“PPP Loan Program” means loans provided under Section 7(a) of the Small Business Act, part of the SBA Paycheck Protection Program (the “PPP”), pursuant to the CARES Act.

“Privacy and Security Laws” means all applicable Laws imposed by any competent Governmental Body concerning or related to the treatment of Personal Information, including the Processing of Personal Information; the security of Personal Information; the geographic location where Personal Information is stored or otherwise processed; and/or notification to data subjects or any Governmental Body in connection with a Security Breach involving Personal Information.

“Privacy Commitments” is defined in Section 3.21(l).

“Privacy Policies” means any external-facing documented privacy and data security policies or procedures relating to the collection, storage, use, access, disclosure, processing, security and transfer of Personal Information.

“Proceeding” means any action, suit, mediation, investigation, inquiry, litigation, claim, demand, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, claim (including counterclaim), audit, examination or investigation commenced, brought conducted or heard by or before any court or Governmental Body or any arbitration or mediation tribunal or panel.

“Processing”, “Process” or “Processed” means any collection, storage, use, recording, maintenance, operation performed on, dissemination, disposal, disclosure, destruction, transfer or any other processing (as defined by applicable Privacy and Security Laws) of Personal Information (whether electronically or in other form or medium).

“Qualified Plan” is defined in Section 3.17(j).

“R&W Insurance Policy” means that certain representation and warranty insurance policy to be issued to the Parent in connection with this Agreement.

“R&W Insurance Policy Exclusion” means Fraud by the Company, in each case, to the extent, and solely to the extent, such Fraud is specifically excluded from coverage under the R&W Insurance Policy.

“R&W Insurance Premium” means the premium, underwriting fees, brokerage fees, legal fees for counsel engaged by the R&W Insurance Provider, surplus lines tax, and any other costs and expenses associated with obtaining the R&W Insurance Policy and binding coverage thereunder and set forth in invoice(s) from the R&W Insurance Provider in respect thereof.

“R&W Insurance Provider” means the provider of the R&W Insurance Policy.

“Real Property” is defined in Section 3.8(a).

“Registration Rights Agreement” means the registration rights agreement, by and between the Parent, the Supporting Stockholders and any other party designated therein, substantially in the form attached hereto as Exhibit F.

“Registration Statement” is defined in Section 5.20(a).

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, migrating, injecting, escaping, leaching, dumping, or disposing on or into the indoor or outdoor environment.

“Remaining Escrow Shares” is defined in Section 2.13(d)(i).

“Representatives” is defined in Section 5.9(a).

“Representative Costs and Expenses” means (i) the reasonable out-of-pocket expenses incurred by the Stockholder Representative in connection with its services as the Stockholder Representative under this Agreement and (ii) Representative Losses.

“Representative Losses” is defined in Section 9.17(b).

“Requisite Company Vote” means the approval of the Stockholders representing at least a majority of the shares of outstanding shares of Company Common Stock, entitled to vote in accordance with (a) the Organizational Documents of the Company and (b) the DGCL.

“Requisite Parent Vote” means the approval of the Parent’s stockholders representing a majority of the shares of Parent Common Stock, present or represented by proxy and entitled to vote at the Parent Stockholders Meeting in accordance with (i) the rules of the NYSE, (ii) Parent’s Organizational Documents and (iii) applicable Law.

“Responsible Officer” means, with respect to any Person, any vice-president or more senior officer of such Person.

“Sanctioned Country” is defined in Section 3.7(e).

“Sanctioned Person” is defined in Section 3.7(e).

“Sanctions” is defined in Section 3.7(e).

“Schedules” means, as the context requires, the Company Disclosure Schedule and the Parent Disclosure Schedules, collectively.

“SEC” means Securities and Exchange Commission.

“Second Lien Term Loan” means that certain Second Lien Term Loan Credit Agreement, dated March 26, 2019, by and among the Company, certain Subsidiaries of the Company, UMB Bank, N.A., and certain lenders from time to time party thereto, as amended by that certain First Amendment and Waiver to Second Lien Term Loan Credit Agreement, dated March 26, 2021, and that certain Second Amendment and Limited Waiver to Second Lien Term Loan Credit Agreement, dated January 13, 2023.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Security Breach” means the loss, theft, material unplanned adverse alteration, corruption, or unauthorized modification, use, deletion, disclosure, or other unauthorized processing activity involving Personal Information of the Company.

“Social Media” means all proprietary social media identifiers for any social media sites, along with all other account and profile information and all administrator rights (including login information and passwords) for all third party social media sites, channels, pages, groups, blogs and lists, as well as all content uploaded or posted to such sites, and all follower, subscriber, and contact lists, together with all goodwill associated with any of the foregoing.

“Software” means (a) computer software programs and databases, including software implementations of algorithms, models, and methodologies, whether in object code or source code, including libraries, subroutines, and other components thereof, (b) screens, user interfaces, APIs, command structures, report formats, templates, menus, buttons and icons, (c) firmware and embedded versions thereof and documentation related thereto, and (d) computerized compilations and collections of data or information, including all data and information included in such databases, compilations or collections.

“Stockholder Related Party” and “Stockholder Related Parties” are defined in Section 8.1.

“Stockholder Representative” is defined in the preamble to this Agreement.

“Stockholder Voting and Lock-Up Agreement” is defined in the recitals to this Agreement.

“Stockholder Voting and Support Agreement” is defined in the recitals to this Agreement.

“Stockholders” is defined in the preamble of this Agreement.

“Straddle Period” means any taxable period beginning on or before and ending after the Determination Time.

“Subsidiary” means an Entity of which another Person directly or indirectly owns, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (b) at least fifty percent (50%) of the outstanding equity or financial interests of such Entity.

“Supporting Stockholders” means each of The Värde Skyway Master Fund, L.P., Värde Credit Partners Master, L.P., Värde Investment Partners (Offshore) Master, L.P., Värde Investment Partners, L.P., Brigade Capital Management, L.P., Highbridge Tactical Credit Master Fund, L.P., Highbridge Tactical Credit Institutional Fund, Ltd., Highbridge SCF Special Situations SPV, L.P., Carl Marks Strategic Investments L.P., Carl Marks Strategic Opportunities Fund II, L.P., and Carl Marks Strategic Opportunities Fund III, L.P., which, in the aggregate own 85.04% of the issued and outstanding Company Common Stock.

“Surviving Entity” is defined in Section 2.1.

“Tax” means (a) any tax, charge, fee, levy, penalty, custom, duty or other governmental charge of any kind imposed by any Governmental Body, including any excise, property, income, net receipts, profit, severance, production, use, license, employment, alternative or add-on minimum, ad valorem, stamp, sales, transfer, margin, franchise, payroll, escheat, unclaimed property, withholding, social security or other tax, including any interest, fine, addition to tax, penalties or additional amount attributable thereto, in each case, whether or not disputed; (b) any liability for the payment of amounts of the type described in clause (a) as a result of being a member of any Consolidated Group for any period; and (c) any liability for the payment of any amounts of the type described in clauses (a) and (b) as a result of the operation of law or any express or implied obligation to indemnify any other Person.

“Tax Return” means any return, report, information return, declaration, claim for refund or other document (including any related or supporting information or schedules) supplied or required to be supplied to any Governmental Body in connection with the determination, assessment, collection or administration of any Taxes or the administration of any laws, regulations or administrative requirements relating to any Taxes, and including any supplement or amendment thereof.

“Termination Date” is defined in Section 7.1(c).

“Termination Fee” is defined in Section 7.2(c).

“Top Customers” is defined in Section 3.22(a).

“Top Vendors” is defined in Section 3.22(b).

“Transaction Documents” means this Agreement, the Registration Rights Agreement, the Stockholder Voting and Support Agreement, the Stockholder Voting and Lock-Up Agreement, the Nondisclosure Agreement and any other document entered in connection with the Transactions.

“Transaction Expense Invoices” is defined in Section 2.12(b)(iv).

“Transaction Expense Objection Notice” is defined in Section 2.13(c)(ii).

“Transactions” is defined in the recitals to this Agreement.

“Transfer Taxes” means all transfer, documentary, sales, use, stamp, recording, value added, registration and other similar Taxes and all conveyance fees, recording fees and other similar charges, including penalties, interest and other charges with respect thereto, incurred in connection with the consummation of the Transactions; provided, that for the avoidance of doubt, that Transfer Taxes shall not include any income, franchise or similar taxes arising from the Transactions.

“Transition Agreement” is defined in Section 6.2(f).

“Treasury Regulations” means the regulations promulgated by the U.S. Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to sections of the Treasury Regulations shall include any corresponding provision or provisions of succeeding, similar, substitute, temporary or final Treasury Regulations.

“Union Represented Employee” is defined in Section 5.17(c).

“Unresolved Claims” is defined in Section 8.3.

“Upper Collar Price” is defined in Section 2.5(a)(v).

“Upper Collar Value” is defined in Section 2.5(a)(vi).

“VWAP” means the volume weighted average price of a share of Parent Common Stock, as reported on the NYSE, determined on any day on which the NYSE is open for trading (as reported on Bloomberg).

“WARN” means the Worker Adjustment and Retraining Notification Act of 1988, and any other same or similar applicable Law.

EXHIBIT A

FORM OF THE CERTIFICATE OF INCORPORATION OF THE SURVIVING ENTITY

(See Attached)

Exhibit A

EXHIBIT B

FORM OF THE BYLAWS OF THE SURVIVING ENTITY

(See Attached)

Exhibit B

EXHIBIT C

FORM OF THE CERTIFICATION OF MERGER

(See Attached)

Exhibit C

EXHIBIT D

ESTIMATED NET DEBT STATEMENT

(See Attached)

Exhibit D

EXHIBIT E

FORM OF R&W INSURANCE POLICY

(See Attached)

Exhibit E

EXHIBIT F

FORM OF REGISTRATION RIGHTS AGREEMENT

(See Attached)

Exhibit F

EXHIBIT G

FORM OF RESIGNATION AND RELEASE

(See Attached)

Exhibit G